02049013

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Chengdu PTIC Telecommunications Cable Co,

*CURRENT ADDRESS Hi-Tech Development Zone
Wai Nan Shen Xian Shu
Chengdu, Sichuan Province
PRC

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 0 8 2002
P
THOMSON
FINANCIAL

FILE NO. 82- 4573 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☒	SUPPL (OTHER)	☒
DEF 14A (PROXY)	☐		

OICF/BY: Mr

DATE : 8/2/02

02 JUL 30 AM 9:25

(1) The Company's announcement regarding exceptional turnover movement, dated February 23, 2001.

(2) The Company's announcement regarding exceptional turnover movement, dated March 23, 2001.

Listed Companies Information

02 JUL 30 AM 9:25

CHENGDU PTIC<1202> - Exceptional Turnover Movement

The Stock Exchange has received a message from Chengdu PTIC Telecommunications Cable Co. Ltd. which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent increases in trading volume of the shares of the Company and wish to state that we are not aware of any reasons for such increases.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under paragraph 3 of the Listing Agreement, neither is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the Board of Chengdu PTIC Telecommunications Cable Co. Ltd. the directors of which individually and jointly accept responsibility for the accuracy of this statement.

Mr. Kuo Aicheng
Director and Authorised

Hong Kong, 23rd March, 2001"

(3) The Company's announcement regarding exceptional turnover movement, dated March 26, 2001.

Listed Companies Information

02 JUL 30 AM 9:45

CHENGDU PTIC<1202> - Exceptional Turnover Movement

The Stock Exchange has received a message from Chengdu PTIC Telecommunications Cable Company Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent the increases in trading volume of the shares of the Company and wish to state that we are not aware of any reasons for such increases.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under paragraph 3 of the Listing Agreement, neither is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the Board of Chengdu PTIC Telecommunications Cable Company Limited the directors of which individually and jointly accept responsibility for the accuracy of this statement.

Mr. Kuo Aicheng
Director and Authorised

26 March 2001"

(4) The Company's announcement regarding exceptional price and turnover movement, dated March 27, 2001.

Listed Companies Information

02 JUL 30 AM 9:55

CHENGDU PTIC<1202> - Exceptional Price & Turnover Movements

The Stock Exchange has received a message from Chengdu PTIC Telecommunications Cable Company Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent the increases in the price and the increases in trading volume of the shares of the Company and wish to state that we are not aware of any reasons for such increases.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under paragraph 3 of the Listing Agreement, neither is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the Board of Chengdu PTIC Telecommunications Cable Company Limited the directors of which individually and jointly accept responsibility for the accuracy of this statement.

Mr. Kuo Aicheng
Director and Authorised

27 March 2001"

(5) The Company's announcement regarding exceptional turnover movement, dated April 9, 2001.

Listed Companies Information

02 JUL 30 AM 9:56

CHENGDU PTIC<1202> - Exceptional Price & Turnover Movements

The Stock Exchange has received a message from Chengdu PTIC Telecommunications Cable Company Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent increases in the price and the increases in trading volume of the shares of the Company and wish to state that we are not aware of any reasons for such increases.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under paragraph 3 of the Listing Agreement, neither is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the Board of Chengdu PTIC Telecommunications Cable Company Limited the directors of which individually and jointly accept responsibility for the accuracy of this statement.

Mr. Su Jialing
Director and Authorised

9 April, 2001"

(6) The Company's results announcement dated April 18, 2001.

CHENGDU PTIC<1202> - Results Announcement

Chengdu PTIC Telecommunications Cable Company Limited announced on 18/4/2001:
(stock code: 1202)
Year end date: 31/12/2000
Currency: RMB

		(Audited) Current Period from 1/1/2000 to 31/12/2000 ('000)	(Audited) Last Corresponding Period from 1/1/1999 to 31/12/1999 (as restated) ('000)
Turnover	:	524,511	336,851
Profit/(Loss) from Operations	:	(67,049)	(43,482)
Finance cost	:	(11,391)	(11,759)
Share of Profit/(Loss) of Associates	:	14,906	(36,205)
Share of Profit/(Loss) of Jointly Controlled Entities	:	N/A	N/A
Profit/(Loss) after Tax & MI	:	(78,149)	(101,066)
% Change over Last Period	:	N/A	
EPS/(LPS)-Basic	:	(RMB0.20)	(RMB0.25)
-Diluted	:	N/A	N/A
Extraordinary (ETD) Gain/(Loss)	:	N/A	N/A
Profit/(Loss) after ETD Items	:	(78,149)	(101,066)
Final Dividend per H Share	:	NIL	NIL
(Specify if with other options)	:	N/A	N/A
B/C Dates for Final Dividend	:	-	
Payable Date	:	N/A	
B/C Dates for Annual General Meeting	:	18/5/2001 to 20/6/2001 bdi.	
Other Distribution for Current Period	:	N/A	
B/C Dates for Other Distribution	:	N/A	

Remarks:

1. LOSS FROM OPERATIONS

	RMB'000
Loss submitted in Year 2000 for 1999 results	43,482
Add: Change of accounting policy for deferred staff quarter	2,115

Loss from operations as disclosed in annual report	45,597
Excluded: Finance costs in 1999	11,759
Investment income in 1999	(4,366)

Loss submitted in Year 1999 for 1999 results	52,990
	========

2. LOSS AFTER TAXATION AND MI

Loss submitted in Year 2000 for 1999 results	101,066
Add: Change of accounting policy for deferred staff quarter	2,115

Loss submitted in Year 1999 for 1999 results	103,181
	==========

3. LOSS PER SHARES

Loss per shares submitted in Year 2000 for 1999 results (Rmb 101,066/400,000)	0.25
Add: Change of accounting policy for deferred staff quarter (Rmb 2,115/400,000)	0.01

Loss per shares submitted in Year 1999 for 1999 results (Rmb 103,181/400,000)	0.26
	========

For more details, please refer to the press announcement today.

(7) The Company's announcement regarding 2000 Annual Report, dated April 18, 2001.

(8) The Company's announcement regarding exceptional price and turnover movement, dated April 23, 2001.

Listed Companies Information

02 JUL 30 AM 9:36

CHENGDU PTIC<1202> - Exceptional Price & Turnover Movements

The Stock Exchange has received a message from Chengdu PTIC Telecommunications Cable Company Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent the increases in the price and the increase in trading volume of the shares of the Company and wish to state that we are not aware of any reasons for such increases.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under paragraph 3 of the Listing Agreement, neither is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the Board of Chengdu PTIC Telecommunications Cable Company Limited the directors of which individually and jointly accept responsibility for the accuracy of this statement.

Mr. Kuo Aicheng
Director and Authorised

23 April 2001"

(9) The Company's announcement regarding notice of annual general meeting, dated May 3, 2001.

成都普天電纜股份有限公司

02 JUL 30 AM 9:

CHENGDU PTIC TELECOMMUNICATIONS CABLE COMPANY LIMITED

(a Sino-foreign joint stock limited company incorporated in the People's Republic of China with limited liability)

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of Chengdu PTIC Telecommunications Cable Company Limited (the "Company") for the year 2000 will be held at the Conference Room of the Company at Hi-Tech Development Zone, Wai Nan Shen Xian Shu, Chengdu, Sichuan Province, the People's Republic of China at 10:00 am on Wednesday, 20th June 2001 for the following purposes:

1. to consider and approve the report of the Board of Directors of the Company for the year 2000;

2. to consider and approve the report of the Supervisory Committee of the Company for the year 2000;

3. to consider and approve the auditors' report of the Company for the year 2000;

4. to consider and approve the profit distribution plan of the Company for the year 2000;

5. to consider and approve the appointment of auditors and to authorise the Board of Directors to fix their remuneration;

6. to consider and approve the financial budget of the Company for the year 2001;

7. to consider and approve the investment plan of the Company for the year 2001;

8. to consider and approve "Rules on Proceedings of Shareholders' Meetings of Chengdu PTIC Telecommunications Cable Company Limited"; and

9. to consider other matters to be approved at the Annual General Meeting.

By Order of the Board
Zhang Shumin
Company Secretary

Chengdu, the PRC, 3rd May 2001

Notes:

1. Holders of the Company's H Shares are reminded that the register of members of the Company's H Shares will be closed from 18th May 2001 to 20th June 2001, both days inclusive, during which period no transfer of H Shares will be registered. Holders of the Company's H Shares, whose names appear on the register of members of the Company on 18th May 2001, are entitled to attend and vote at the Annual General Meeting.

2. Each shareholder entitled to attend and vote at the Annual General Meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a shareholder of the Company.

3. A proxy of a shareholder who appoints more than one proxy may only vote in a poll.

4. To be valid, the form of proxy and, if such proxy is signed by a person on behalf of the appointor pursuant to a power of attorney or other authority, a notarially certified copy of that power of attorney or other authority must be delivered to the Company's H Shares Registrar's address at HKSCC Registrars Limited, 2nd Floor, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong not less than 24 hours before the time appointed for the commencement of the Annual General Meeting.

5. Shareholders who intend to attend the Annual General Meeting are required to send the Notice of Attendance by hand, post, cable or fax to the office of the Company at its registered address before 30th May 2001. Completion and return of the Notice of Attendance will not affect the right of shareholders to attend the Annual General Meeting.

6. The Annual General Meeting is expected to last for half a day. The attending shareholders and proxies shall be responsible for their own travelling and accommodation expenses.

(10) The Company's announcement regarding resolutions passed at the 2000 annual general meeting, dated June 20, 2001.

Chengdu PTIC Telecommunications Cable Company Limited

成都普天電纜股份有限公司

(a Sino-foreign joint stock limited company incorporated in the People's Republic of China with limited liability)

ANNOUNCEMENT ON RESOLUTIONS PASSED AT THE 2000 ANNUAL GENERAL MEETING

The Annual General Meeting of Chengdu PTIC Telecommunications Cable Company Limited (the "Company") for the year 2000 was held at the Conference Room of the Company at the Hi-Tech Development Zone, Wai Nan Shen Xian Shu, Chengdu, Sichuan Province, the People's Republic of China (the "PRC") on Wednesday, 20 June 2001. At the Annual General Meeting, members of the Company or their proxies holding 395,633,999 shares, representing 98.91% of the entire share capital of the Company, were present and formed the quorum of the meeting in accordance with the Company Law of the PRC and the Articles of Association of the Company.

After consideration at the Annual General Meeting, the following resolutions were passed as ordinary resolutions:

1. the report of the Board of Directors of the Company for the year 2000 was approved;

2. the report of the Supervisory Committee of the Company for the year 2000 was approved;

3. the audited accountants' report of the Company for the year 2000 was approved;

4. the profit distribution plan of the Company for the year 2000 was approved; and

5. the re-appointment of Deloitte Touche Tohmatsu, Hong Kong and Ho and Ho & Company, Hong Kong as the Company's joint international auditors for the year 2001, and Sichuan Huaxin (Group) Public Certified Accountants as the domestic auditor of the Company for the year 2001 until the next annual general meeting of the Company was approved and the Board was authorised to determine their remuneration.

By Order of the Board
Zhang Shumin
Company Secretary

Chengdu, the PRC, 20 June 2001

(11) The Company's Return of Change in the Corporate Name of an Oversea Company dated June 27, 2001.

CR

CR 2001 (3)

Form 表格 **F5**

Companies Registry
公司註冊處

02 JUL 30

Return of Change in the Corporate Name of an Oversea Company
海外公司更改法人名稱申報表

Company Number 公司編號

F 7033

1 **Former Corporate Name 前法人名稱**

Chengdu Telecommunications Cable Company Limited

成都电缆股份有限公司

2 **New Corporate Name 新法人名稱**

Chengdu PTIC Telecommunications Cable Company Limited

成都普天电缆股份有限公司
(成都普天電纜股份有限公司)

3 **Effective Date of Change 生效日期**

DD 日	MM 月	YYYY 年
10	11	2000

Signed 簽名

(Name 姓名) (Stephen Mok) Date 日期 27 June 2001

~~Director~~ / Secretary / ~~Manager~~ / ~~Authorized Representative~~ *
~~董事 / 秘書 / 經理 / 授權代表~~ *

* Delete whichever does not apply 請刪去不適用者

Presentor's Name and Address
提交人的姓名及地址

Simmons & Simmons
35th Floor
Cheung Kong Center
2 Queen's Road Central
Hong Kong

Ref: A1951 017 CKM GCBH

For Official Use
請勿填寫本欄

Specification No. 1/99

06480445

Filing fee paid on
Vide R/N

(12) The Company's 2001 Interim Report for the six month period ended 30 June, 2001

成都普天電纜股份有限公司

Chengdu PTIC Telecommunications Cable Company Limited

(a Sino-foreign joint stock limited company incorporated in the People's Republic of China with limited liability)

02 JUL 30

2001 Interim Results

The Board of Directors of Chengdu PTIC Telecommunications Cable Company Limited (the "Company") is pleased to announce the unaudited interim results of the Company and its subsidiaries (collectively referred to as the "Group") for the six months ended 30 June 2001 (the "Period") in accordance with the accounting principles generally accepted in Hong Kong. The report has been reviewed and confirmed by the Audit Committee of the Company.

CONDENSED CONSOLIDATED INCOME STATEMENT
FOR THE SIX MONTHS ENDED 30 JUNE 2001

		Six months ended	
	NOTES	30.6.2001 (Unaudited)	30.6.2000 (Unaudited and restated)
		RMB'000	*RMB'000*
Turnover	4	278,034	213,247
Cost of sales		(182,874)	(177,797)
Gross profit		95,160	35,450
Other revenue	5	7,888	13,588
Distribution costs		(16,069)	(9,239)
Administrative and other operating expenses		(50,243)	(29,943)
Impairment loss in value of property, plant and equipment		(31,250)	-
Profit from operations	6	5,486	9,856

Finance costs		(6,119)	(5,972)
Investment income		662	48
Share of results of associates		74,849	(4,430)
Profit (loss) before taxation		74,878	(498)
Taxation	7	(8,350)	(3,474)
Profit (loss) before minority interests		66,528	(3,972)
Minority interests		(11,546)	(4,642)
Net profit (loss) for the period transferred to deficit		54,982	(8,614)
Dividend		-	-
Basic earnings (loss) per share	8	RMB0.1375	(RMB0.0215)

There were no recognised gains or losses other than the net profit (loss) for the periods.

CONDENSED CONSOLIDATED BALANCE SHEET
as at 30 June 2001

	30.6.2001 (Unaudited) RMB'000	31.12.2000 (Audited) RMB'000
Non-current assets		
Property, plant and equipment	334,719	388,644
Construction in progress	50,526	45,674
Interests in associates	207,188	131,610

Investments in securities	7,798	7,798
Long-term receivables	23,770	23,770
	624,001	597,496
Current assets		
Inventories	155,298	135,182
Trade receivables	227,781	198,030
Other receivables, deposits and prepayments	24,302	15,901
Investments in securities	27,300	44,637
Amounts due from associates	2,442	10,604
Amounts due from related companies	5,672	7,811
Pledged bank deposits	14,788	14,788
Bank balances and cash	163,487	139,194
	621,070	566,147

	30.6.2001 (Unaudited) RMB'000	31.12.2000 (Audited) RMB'000
Current liabilities		
Trade payables	35,088	45,695
Other payables and accrued charges	66,504	66,601
Temporary receipts	-	

541

Deposits for staff quarters	16,943	16,432
Amounts due to associates	1,844	5,024
Amounts due to related companies	393	-
Taxation	3,612	3,004
Bank borrowings due within one year	213,400	186,406

	337,784	323,703
Net current assets	283,286	242,444
	907,287	839,940
Capital and reserves		
Share capital	400,000	400,000
Reserves	387,780	332,798
	787,780	732,798
Minority interests	103,350	91,804
Non-current liabilities		
Bank borrowings due after one year	16,157	15,338
	907,287	839,940

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
FOR THE SIX MONTHS ENDED 30 JUNE 2001

	Six months ended 30.6.2001 (Unaudited) RMB'000
Net cash outflow form operating activities	(3,402)
Net cash outflow from returns on investments and	

servicing of finance	(4,705)
Net cash outflow from taxation	(1,486)
Net cash inflow from investing activities	17,980
Net cash inflow before financing activities	8,387
Net cash inflow from financing activities	27,813
Increase in cash and cash equivalents	36,200
Cash and cash equivalents at 31 December 2000	117,810
CASH AND CASH EQUIVALENTS AT 30 JUNE 2001	154,010

NOTES TO THE CONDENSED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED 30 JUNE 2001

1. GENERAL

The Company was incorporated in the People's Republic of China (the "PRC") with limited liability on 1 October 1994. Its ultimate holding company is China PTIC Information Industry Corporation ("PTIC"), a state-owned enterprise established in the PRC.

The Company's shares have been listed on The Stock Exchange of Hong Kong Limited ("HKSE") since 13 December 1994.

2. BASIS OF PREPARATION

The condensed financial statements have been prepared in accordance with the Statement of Standard Accounting Practice ("SSAP") No. 25 "Interim Financial Reporting" issued by the Hong Kong Society Accountants except that comparative figures are not presented for the cash flow statement, being the first cash flow statement to be included in the interim financial report relating to accounting period ended on or after 1st July, 2000. Such

departures from SSAP 25 are permitted under the Rules Governing the Listing of Securities on HKSE.

3. PRINCIPAL ACCOUNTING POLICIES

The condensed financial statements have been prepared under the historical cost convention, as modified for the revaluation of certain investments in securities.

The accounting policies adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31 December 2000, except as described below.

In the current period, the Group has adopted, for the first time, a number of new and revised Statements of Standard Accounting Practice issued by the Hong Kong Society of Accountants, which have resulted in the adoption of the following new and revised accounting policies.

Impairment of assets

SSAP 31 "Impairment of Assets" has introduced a formal framework for the recognition of impairment losses in respect of the Group's assets. Although in prior years the Group complied with the requirements of specific Accounting Standards in respect of impairment losses, the introduction of SSAP 31 has required a re-estimation of the recoverable amount of certain property, plant and equipment, resulting in the identification of impairment losses at 30 June 2001 amounting to RMB31,250,000. These impairment losses have been recognised in full in the current interim period.

Change in accounting policy in 2000

The deferred staff quarters benefit represents the shortfall between the cost of quarters previously held by the Group and the proceeds from sale of quarters to staff at preferential prices in accordance with the PRC's housing reform policy. Prior to 1 July 2000, the Group's accounting policy was that such costs were deferred and amortised over the estimated average working lives of the staff. During the six months ended 31 December 2000, the directors have re-assessed this accounting policy and determined that it is more appropriate that the expenditure is charged to the income statement in the period in which it is incurred.

The results for the six months ended 30 June 2000 have been restated for the proposes of this interim financial report, resulting in a decrease in the Group's loss for the six months ended 30 June 2000 by RMB2,099,000.

4. BUSINESS AND GEOGRAPHICAL SEGMENT INFORMATION

For management purposes, the Group is currently organised into three main operating segments: manufacture of copper cable and related products, optical fibres products and cable joining sleeves and related products.

Segment information for the six months ended 30 June 2001 and 2000 about these businesses is presented below:

For the six months ended 30 June 2001

	Manufacture of copper cable and related products	**Manufacture of optical fibres products**	**Manufacture of cable joining sleeves and related products**	**Other operations**	**Eliminations**	**Consolidated**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
SEGMENT REVENUE						
External sales	145,296	94,966	29,137	8,635	-	
	278,034					
Inter-segment sales	1,022	1,742	895	36	(3,695)	-
Total revenue	146,318	96,708	30,032	8,671	(3,695)	278,034
SEGMENT RESULTS	(47,655)	46,847	(2,029)	564	-	
	(2,273)					
Unallocated corporate expenses						(129)
Unallocated other revenue						7,888
Profit from operations						5,486

	For the six months ended 30 June 2000					
	Manufacture of copper cable and related products	Manufacture of optical fibres products	Manufacture of cable joining sleeves and related products	Other operations	Eliminations	Consolidated
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
SEGMENT REVENUE						
External sales	153,145	26,334	32,944	824	-	
	213,247					
Inter-segment sales	1,024	-	-	-	(1,024	)-
Total revenue	154,169	26,334	32,944	824	(1,024)	213,247
SEGMENT RESULTS	(13,110)	3,974	7,784	(2,350)	-	
	(3,702)					
Unallocated corporate expenses						(30)
Unallocated other revenue						13,588
Profit from operations						9,856

All of the activities of the Group are based in the PRC and all of the Group's turnover and results are derived from the PRC.

5. OTHER REVENUE

	Six months ended	
	30.6.2001	**30.6.2000**
	RMB'000	*RMB'000*
	(Unaudited)	(Unaudited and restated)
Included in other revenue is as follows:		
Bank interest income	1,755	1,854

6. PROFIT FROM OPERATIONS

	Six months ended	
	30.6.2001	30.6.2000
	RMB'000	RMB'000
	(Unaudited)	(Unaudited and restated)
Profit from operations has been arrived at after charging:		
Depreciation and amortisation of property, plant and equipment	23,815	23,786

7. TAXATION

	Six months ended	
	30.6.2001	30.6.2000
	RMB'000	RMB'000
	(Unaudited)	(Unaudited and restated)

The taxation charge comprises:

Taxation attributable to the		
Company and its subsidiaries:		
PRC income tax	2,094	3,410
Share of taxation of associates:		
PRC income tax	6,256	64
	8,350	3,474

Income tax in the PRC has been provided at the prevailing rates on the estimated assessable profit applicable to each individual company within the Group in the PRC.

No provision for Hong Kong profits tax has been made in the financial statements as the Group's income neither arises in, nor is derived from, Hong Kong.

The Group did not have any significant unprovided deferred taxation for the period.

8. BASIC EARNINGS (LOSS) PER SHARE

The calculation of basic earnings (loss) per share is based on the net profit for the period of RMB54,982,000 (six months ended 30 June 2000: net loss of RMB8,614,000 (as restated)) and on 400,000,000 shares (30 June 2000: 400,000,000 shares) in issue during the period.

The adjustment to the comparative loss per share for the six months ended 30 June 2000 arising from the change in accounting policy shown in note 3 above was as follows:

	RMB
Reconciliation of loss per share for the six months ended 30 June 2000:	
Reported figures before adjustment	(0.0268)
Adjustment arising from the change in accounting policy of deferred staff quarters benefit (note 3)	0.0053
As restated	(0.0215)

9. COMMITMENTS

At the balance sheet date, the Group had the following commitments:

	30.6.2001 RMB'000 (Unaudited)	31.12.2000 RMB'000 (Audited)
Contracted but not provided for:		
Development of staff quarters	2,113	4,180
Acquisition of machinery and equipment	4,992	797
Capital contribution to associates	568	500
	7,673	5,477
Authorised but not contracted for:		
Acquisition of machinery and equipment	13,635	13,808
Capital contribution to associates	32,939	2,000
Capital contribution to subsidiaries	41,543	-
Capital contribution to investment in securities	3,000	-
	91,117	15,808
	98,790	21,285

10. CONTINGENT LIABILITIES

At the balance sheet date, the Group had the following contingent liabilities:

	30.6.2001 RMB'000 (Unaudited)	31.12.2000 RMB'000 (Audited)
Guarantees in respect of banking facilities granted to:		
Associates (note 1 below)	160,000	230,300
Other company (note 2 below)	10,000	20,000
	170,000	250,300

Notes:

1. At 30 June 2001, the guarantees were not been utilised by these associates. At 31 December 2000, the amounts of guarantee utilised by these associates were RMB110,300,000.

2. This company is also providing cross-guarantee for banking facilities amounting to RMB20,000,000 (31 December 2000: RMB30,000,000) granted to the Company.

11. RELATED PARTY TRANSACTIONS AND BALANCES

During the six months ended 30 June 2001 and 2000, the Group entered into the following transactions with related parties:

	Trade sales		**Trade purchases**	
	Six months ended		**Six months ended**	
	30.6.2001 *RMB'000* (Unaudited)	**30.6.2000** *RMB'000* (Unaudited and restated)	**30.6.2001** *RMB'000* (Unaudited)	**30.6.2000** *RMB'000* (Unaudited and restated)
PTIC and its subsidiaries	6,722	6,204	-	-

Associates	4,518	3,965	3,050	2,232

Other than the above, the Group received technology transfer fees and management fees from its associates amounting to RMB279,000 (six months ended 30 June 2000: RMB1,155,000) and RMB120,000 (six months ended 30 June 2000: RMB120,000) respectively.

In the opinion of the Directors, the above transactions were carried out at estimated fair market price or, where no market price was available, at cost plus a percentage profit mark-up.

As at 30 June 2001 and 31 December 2000, the Group had the following balances with related parties:

	Amounts due from related companies		**Amounts due to related companies**	
	30.6.2001	**31.12.2000**	**30.6.2001**	**31.12.2000**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
PTIC and its subsidiaries	5,672	7,811	393	-
Associates	2,442	10,604	1,844	5,024

The balances with related companies and associates are unsecured, interest free and have no fixed terms of repayment.

In addition to the above and those mentioned in Note 10, PTIC and its related companies are also providing guarantees for banking facilities amounting to RMB170,000,000 (31 December 2000: RMB166,744,000) granted to the Group.

Interim Dividend

The Board of Directors proposed not to distribute interim divided for the six months ended 30 June 2001. (The Board of Directors did not recommend distribution of interim dividend for the same period in 2000.)

Management discussion and Analysis

During the Period, the principal products of the Group were still plastic telephone cables, telephone exchange system cables, television cables, cable joining sleeves, optical fibres, optical fibre cables, mobile cables, etc.. For the six months ended 30 June 2001, the Group recorded a total turnover of RMB278,034,000, representing a 30.38% increase over RMB213,247,000 when compared with the same period of last year.

There was a significant increase in turnover during the Period when compared with the same period of last year due to the continuous efforts of the State in developing telecommunications industry and the gradual implementation of the policy in strengthening the western region development. The endeavour of the Company in adjusting its product mix has also brought about preliminary effects. As a result, the sales of optical fibres, mobile telecommunications cables and telephone exchange system cables increased significantly.

In short term, the growth in investments by the Company in plastic telephone cables, television cables and cable joining sleeves was affected due to the in-depth system reform in telecommunications, broadcasting and television systems in the PRC. However, the Group was still able to maintain its existing market share due to the stable quality of the Group's products and comprehensive services provided by the Group.

During the Period, profit attributable to shareholders of the Group amounted to RMB54,982,000 whereas a loss of RMB8,614,000 was recorded for the same period of last year. The Group has turnaround its results from loss to profit.

Notwithstanding changes of market conditions and fiece competition in the industry causing the total revenue generated from the sale of products including plastic telephone cables, television cables, cable joining sleeves, etc, decreased 14.75% as compared to the same period of last year and subsequently affect the profitability of the Company, the accession of new products such as telephone exchange system cables, mobile cables, etc, to the market improved the results of the Company. In particular, the increase in production of optical fibres, sales volume and prices had made apparent contributions to the profitability of the Company.

After the completion of the assignment of equity interest in Chengdu CCS Optical Fiber Cable Co., Ltd. ("CCS"), in which 50% equity interest is owned by the Company, by Siemens Aktiengesellschaft of Germany, the production and operation of CCS were remarkable and achieved drastic growth in profit. The return from the investment in such company calculated according to the proportionate share of interest had increased significantly and amounted to RMB66,243,000. This contributed to the improvement in the profitability of the Company significantly.

Analyses of liquidity and source of funds

During the Period, the financial position of the Group has been improved significantly. However, there were a number of problems which required to be resolved immediately. During the Period, distribution costs, administrative and finance costs increased from RMB9,239,000, RMB29,943,000 and RMB5,972,000 to RMB16,069,000, RMB50,243,000 and RMB6,119,000 as compared to the same period of last year, representing an increase of 73.93%, 67.8% and 2.46% respectively . The increase in distribution costs was mainly attributable to the increase in sales leading to a corresponding increase in transportation expenses and packaging fees. It can also be attributable to the escalation of market competition which enforce the Company to put more efforts in market development in order to maintain the existing markets and to explore new markets. The increase in administrative expenses and other operating expenses were mainly attributed to the upward adjustments in the wages of the staff on the one hand and the increase in the provisions made for accounts receivable and inventories based on the principle of prudence on the other. During the Period, the trade receivables and inventories of the Company amounted to RMB227,781,000 and RMB155,298,000, representing an increase of 15.02% and 14.88% respectively from RMB198,030,000 and RMB135,182,000 as at the end of last year. The increases were mainly attributable to the uncompleted restructuring of the principal and subsidiary operations of some of the telecommunications customers which affected the receipt of payment for the accounts receivable and the delivery of goods by the Company. In addition, the growth in the turnover (which had increased by approximately 30% as compared with the same period of the last year) led to an increase in accounts receivable and the inventories of finished products.

1. Analysis of liquidity

As at 30 June 2001, the liquidity ratio of the Group was 184%, the quick ratio was 138%, the debtors turnover rate was 261% and the inventories turnover rate was 252%. The figures above indicated that the capital liquidity of the Group was at the average level whereas the realization and debt repayment abilities were improved.

2. Analysis of financial information

As at 30 June 2001, the short-term bank borrowings of the Group amounted to RMB213,400,000, and such borrowings were tranche loans which would be repaid by installments. The Group did not have any risk in relation to the repayment of short-term loans.

3. Share capital structure of the Group

The sources of the Group's capital comprised of profit, bank borrowings and the proceeds from issue of shares. The proceeds were used in strict compliance with the prospectus of the Company. In order to ensure reasonable applications of the proceeds, the Group has formulated a stringent policy in financial management, and emphasized on the avoidance of risk and enhancement of the rate of return from investments.

Review of Principal operations

In line with the development in the information technology industry, there were profound changes in various aspects in the market of telecommunication cables including the types, variety and specifications as well as the mode of sales. The Company was already fully prepared for and had formulated counter-measures with respect to such changes. As a result, the works undertaken by the Company achieved significant progress during the first half of 2001. The Company has improved its results of incurring losses in the past two consecutive years and laid a solid foundation for the future development of the Company. The principal operating activities of the Company during the first half of 2001 are summarized as follows:

1. The Company strengthened the core technological innovation function of the national-scale technological centre in order to address market competition and the Company's development needs. Consequently, the technological innovation mechanism with the technological centre as the principal executor has been improved. The emphasis and recent tasks in technological innovation have also been set out. In addition, the initial investment capital and the relevant construction schemes which are necessary to technological innovation have been approved. Finally, a new incentive scheme for technological innovation has been proposed and implemented.

2. Owing to the serious oversupply of plastic telephone cables, the era of meagre profit has inevitably arrived. Under such circumstances, the Company endeavoured to look for new markets and opportunities for plastic cables. Preliminary achievements were attained through the efforts of the Company to improve its operating results.

Furthermore, the Board of Directors approved the projects for expanding the production scale of and improving the technologies for high-end new products like new program-controlled telephone exchange system cables and broadband data transmission cables. Such projects were proceeding smoothly. The production of such cables commenced gradually as scheduled. Markets for such products were also identified and opened. Such new products were expected to contribute to the improvement of the Company's operating results.

3. The Company timely grasped the opportunity brought about by the global shortage in optical fibre supply. In the previous year, the Company made the decisive decision to expand the production line for optical fibre lines. The expansion project was completed in May this year. At present, the equipment tests and trial productions were in full swing. Upon completion, the output of Chengdu SEI Optical Fiber Co., Ltd. was expected to be boosted to 600,000 km. The investment would then generate satisfactory returns.

4. To cope with the rapidly increasing demand of optical fibre, CCS timely invested in equipment like fibre-fixing machines, colouring machines and plastic layer-affixing machines. The operations of such machines satisfied market needs, significantly boosted the output and profit of CCS.

5. Following the disposal and restructuring of the joint ventures by the Company in last year, the Company continued to dispose and reorganise other joint ventures with the aim of fostering the healthy development of joint venture companies, reducing risks, protecting the Company's investments and enhancing returns. During the Period, the Company has finished the disposal and reorganisation of Chongqing Shahzad Multi-layer PCB Co., Ltd. ("Chongqing Shahzad"), 四川新龍網絡科技有限責任公司（"新龍網絡公司"） and Sichuan Provinical Telecommunications Cable Plant ("Sichuan Telecommunications").

Prospect for the second half of the year

Year 2001 is the first year in the new century for the implementation of the tenth "Five-year" plan of the PRC. The imminent accession to the World Trade Organization ("WTO") of the PRC and the gradual implementation of the State's strategic development plan of the western region have positive impact on the telecommunications industry. The Company will firmly grasp this unprecedented opportunity and continue to reinforce its management, technological innovation, new products development and expansion of business scale. In addition, the Company will make efforts in enlarging its market share and will endeavour to resolve any unfavourable factors so as to strive to achieve the operating

targets of the Company. The Company will implement the following measures:

1. Strengthening sales force, endeavouring to develop the markets for both existing and new products, expanding the market share of new products; speeding up the recovery of accounts receivable; implementing better cost control measures in order to solve the problem of high production costs.

2. Implementing the final stages of the capacity expansion projects in respect of new products such as nylon telecommunications cables and No. 5 cables in order to satisfy the increasing demand of customers. The Company will make further adjustment to the product mix of copper cables, gradually eliminate the production scale of products which are non-profitable or of low profit margin and expand the production scale of new marketable products in anticipation for further improving the profitability of the Company.

3. Making further efforts in the construction and management of the technological centre. The Company will expedite the progress of developing the markets for new products which have good prospects by means of explorations, introduction and co-operation so as to create new sources of income for the Company.

4. Firmly grasping the precious opportunity of the speedy development of optical fibres and optical fibre cables, and making full use of the Company's competitive edge in order to further expand the production scale of optical fibres and optical fibre cables. The Company will enhance their market competitiveness in order to consolidate their leading position in industry and to further strengthen and support the development of the Company.

5. Continuing to implement in-depth internal reformation and increase the vitality of the Company. The Company will optimise its allocation of resources, further develop the capital market and strengthen the utilisation of capital resources in an attempt to enhance the competitiveness of the Company.

USE OF PROCEEDS

The Company raised approximately HK$424,000,000 through the issue of H shares in December 1994. From the date of listing to 30 June 2001, the Company had used a total of approximately HK$351,200,000, of which, HK$84,360,000 was used in investment projects and HK$266,840,000 was used for debt repayment and working capital.

The balance of the proceeds amounted to approximately HK$72,800,000, which has been

placed with domestic banks as deposits in the form of Hong Kong dollars, US dollars and Renminbi.

Overdue Time Deposits

The Company has no other deposit or trust deposit with non-bank financial institutions or time deposits which was irrecoverable on maturity as at 30 June 2001 apart from the overdue time deposits disclosed in the 2000 Annual Report of the Company.

Financial Position

As at 30 June 2001, bank borrowings of the Group amounted to RMB229,557,000, accounted for 18.44% of the total assets of the Group. As at 30 June 2001, the Group had bank deposits and land use rights with an aggregate amount of RMB17,580,000 which were pledged to banks as security.

Liquidity And Source Of Funds

As at 30 June 2001, cash and bank balance including secured bank deposits of the Group amounted to RMB178,275,000.

Sale Of Staff Quarters

1. Deferred expenses on disposal of staff quarters have been dealth with in the financial report for the year 2000 of the Company.

2. The Company introduced an approved programme for raising funds from its employees to construct staff quarters during 2001 and the Period respectively. As at 30 June 2001, the total amount of deposits received from the staff in respect of such programme amounted to RMB3,910,000. Upon completion of the programme for raising fund, the Company will transfer all the titles of the staff quarters to its staff.

UNIFIED INCOME TAX AND CANCELLATION OF LOCAL GOVERNMENT'S TAX REBATE

The Company has not received any notice from the State Tax Bureau in respect of any change in the Company's 15% income tax rate.

Recent Economic Development

The Board of Directors is of the opinion that the global and Asian economic situations did not have material effect on the Group's production and sales during the first half of 2001. However, the rapid economic development of the world will have material effect on the demand for and the prices of copper, plastic and optical fibres. These will in turn affect the profit of the Company. The gradual implementation of the strategic development of the western region by the State will undoubtedly stimulate the development of the market for telecommunications cable products and will bring about significant positive effects on the development of the Group.

Impact On The Group of the prc'S accession to WTO

After the PRC's accession to the WTO, import tax rate of certain raw materials of the Company will be lowered and production cost will be further reduced which will facilitate the Company's products and technologies entering into international markets. At the same time, the PRC's accession to the WTO will also intensify market competition of the Company's products. This is mainly due to the equal treatment to competitive foreign companies' products in entering into the PRC market and may affect the sale of Company's products.

SHAREHOLDING AND CHANGE OF SHARE CAPITAL STRUCTURE

1. Share capital structure

As at 30 June 2001, the Company has not made any arrangements for bonus issue, placing of shares or issue of new shares. During the Period, the issued share capital of the Company was RMB400,000,000 divided into 400,000,000 shares of par value of RMB1.00 each.

2. Shareholdings of substantial shareholders

As at 30 June 2001, the largest shareholder of the Company was China PTIC Information Industry Corporation holding 240,000,000 issued state-owned legal person shares, representing 60% of the total issued share capital of the Company. At the end of the Period, HKSCC Nominees Limited held 157,541,999 H shares, representing 39.39% of the total issued share capital of the Company.

3. Shareholdings of the directors and supervisors

At any time during the Period, none of the directors or supervisors of the Company, their spouses and their children under 18 years old held or beneficially owned any equity or debt

securities of the Company or any of its associated corporations (as defined in the Securities (Disclosure of Interests) Ordinance) nor were they granted the right to purchase any equity or debt securities of the Company or any other associated corporation, and there were no circumstances in which any such right was exercised by any of such persons.

4. Purchase, sale and repurchase of listed securities

During the Period, none of the Company's listed securities was purchased, sold, repurchased or cancelled by the Company or any of its subsidiaries.

5. Convertible securities, share options, warrants and similar instruments

During the Period, the Company did not issue any convertible securities, share options, warrants or similar instruments.

Significant Events

1. Acquisition of a portion of the equity interests in Chongqing Shahzad

In July 1995, the Company entered into an agreement with 重慶通信設備有限公司 ("重通公司") and 德國夏查德電子有限公司 (the "Foreign Shareholder"), pursuant to which the parties proposed to jointly establish Chongqing Shahzad.

In this year, the Foreign Shareholder, proposed the assignment of all of the 25% equity interests held by it in Chongqing Shahzad. The proposal was considered and approved by the third Board of Directors of the Company in its sixth and seventh meetings. It was resolved that the 25% interests of the Foreign Shareholder be acquired in full by the Company and 重通公司. Upon completion of the acquisition, the Company will hold 46.7% of the equity interests in Chongqing Shahzad. At present, the matters and the procedures in connection with the acquisition are being dealt with.

2. Reorganisation of 新龍網絡公司

In May 2000, the Company, 成都高新區互聯網信息中心 and 成都高新投資中心 agreed to jointly establish 新龍網絡公司.

To capture the precious opportunity in network development and foster the healthy development of 新龍網絡公司, the seventh and the eighth meetings of the third Board of Directors of the Company approved the reorganisation of 新龍網絡公司. 新龍網絡公司 will be jointly set up by the Company, *(r)都高新區互聯網信息中心，北京華立英富網絡

系統技術有限公司 and 睿盈通公司, with total investment amount of RMB12,210,000 and a registered capital re-determined to be RMB10,500,000, RMB8,140,000 was jointly injected by 北京華立英富網絡系統技術有限公司 and 睿盈通公司 in cash representing 58.5% and 8.2% equity interests respectively. The Company and 成都高新區互聯網信息中心 each contribute RMB2,035,000 in form of cash and the existing assets of 新龍網絡公司. The investments of the two parties amounted to RMB4,070,000 with each party holding 16.65% equity interests. The matters and the procedures in connection with the reorganisation are being dealth with.

3. Sichuan Telecommunications

The Company and the former 四川省郵電管理局 agreed to jointly establish Sichuan Telecommunications in June 1999. The enterprise was principally engaged in the production and sale of telecommunications cables and other professional telecommunications postal products. Since the valuation of the assets of Sichuan Telecommunications was completed at that time, it was provisionally resolved that the Company would hold 30.06% equity interests in Sichuan Telecommunications. The resolution was discussed by the Board of Directors of Sichuan Telecommunications on 19 March 2001 and it was resolved that 四川省電信實業集團有限責任公司 and the Company would hold 70.04% and 29.96% equity interests in Sichuan Telecommunications respectively. Such resolution was also approved and confirmed by the sixth meeting of the third Board of Directors of the Company held on 18 April 2001.

Audit Committee

The Audit Committee is responsible for conducting the relevant internal supervision and reviewing financial reports, including the unaudited interim report for the six months ended 30 June 2001.

Material Litigation

During the Period, the Company was not involved in any litigation or arbitration of material importance.

Code of Best Practice

The Company has complied with the Code of Best Practice as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") throughout the Period.

Notes:

1. The interim report is prepared in both Chinese and English. In the event of any discrepancies between the two versions, the Chinese version shall prevail.

2. The interim report will be made available at the Company's website: http://www.CDC-china.com

By Order of the Board
Zhang Shumin
Company Secretary

Chengdu, the PRC, 22 August 2001

The interim report of the Company for the six months ended 30 June 2001 containing all the information required by paragraphs 46(1) to 46(6) inclusive of Appendix 16 to the Listing Rules will be published on the website of The Stock Exchange of Hong Kong Limited (http://www,hkex.com.hk) within 21 days after publication of this announcement.

(13) The Company's Annual Return of an Oversea Company dated July 9, 2001.

CR 2001 C 33

CR

Companies Registry
公司註冊處

02 JUL 30 AM 9:56

Form 表格 ARF1

Annual Return of an Oversea Company
海外公司周年申報表

Company Number 公司編號

F7033

1 **Company Name** 公司名稱

Chengdu PTIC Telecommunications Cable Company Limited

2 **Year of Annual Return** 周年申報表年度 | 2001

3 **Period Covered by Accounts Enclosed** 隨附帳目所涵蓋的會計結算始末日期

DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年
01	01	2000	To 至	31	12	2000

4 **Confirmation** 確認書

This is to confirm that there has been no alteration in the documents and particulars delivered under section 333 other than the alterations, if any, notified under section 335 of the Companies Ordinance.

謹此確認，除根據公司條例第 **335** 條所知會的各項更改(如有的話)外，根據第 **333** 條所交付的文件及詳情並無任何更改。

Signed 簽名

(Name 姓名) (Stephen Mok) Date 日期 9 July 2001

Secretary *
秘書 *

* Delete whichever does not apply

Presentor's Name and Address

Simmons & Simmons
35th Floor, Cheung Kong Center,
2 Queen's Road Central,
Hong Kong.
MJC-FRQ6531

For Official Use

20/07/2001 00753017
Sh. Form : ARF1

12 $140.00
CSH $140.00

07178353

F7033

CR 2001 | C 34

目錄
Contents

頁次
Page Number

公司簡介
Corporate Profile 2

董事長報告
Chairman's Statement 3

業務回顧及分析
Operations Review and Analysis 6

董事會報告
Report of the Directors 11

監事會工作報告
Report of the Supervisory Committee 31

國際聯席核數師報告
Report of the Joint International Auditors 34

綜合損益表
Consolidated Income Statement 36

資產負債表
Balance Sheets 37

綜合已確認損益表
Consolidated Statement of Recognised Gains and Losses 39

綜合現金流量表
Consolidated Cash Flow Statement 40

財務報表附註
Notes to the Financial Statements 42

公司資料
Corporate Information 78

(14) The Company's announcement regarding the details of the audit committee's review report on the interim financial statement, to be issued by the Company on August 23, 2001, dated August 22, 2001.

Listed Companies Information

02 JUL 30 AM 9:47

CHENGDU PTIC<1202> - Results Announcement (Summary)

Chengdu PTIC Telecommunications Cable Company Limited announced on 22/8/2001:
(stock code: 1202)

Please refer to the press announcement for the details of the audit committee's review report on the interim financial statement, to be issued by the Company on 23/8/2001.

Year end date: 31/12/2001
Currency: RMB

		(Unaudited) Current Period from 1/1/2001 to 30/6/2001 ('000)	(Unaudited) Last Corresponding Period from 1/1/2000 to 30/6/2000 ('000) (Restated)
Turnover	:	278,034	213,247
Profit/(Loss) from Operations	:	5,486	9,856
Finance cost	:	(6,119)	(5,972)
Share of Profit/(Loss) of Associates	:	74,849	(4,430)
Share of Profit/(Loss) of Jointly Controlled Entities	:	N/A	N/A
Profit/(Loss) after Tax & MI	:	54,982	(8,614)
% Change over Last Period	:	N/A	
EPS/(LPS)-Basic	:	RMB0.1375	(RMB0.0215)
-Diluted	:	N/A	N/A
Extraordinary (ETD) Gain/(Loss)	:	N/A	N/A
Profit/(Loss) after ETD Items	:	54,982	(8,614)
Interim Dividend per H Share	:	NIL	NIL
(Specify if with other options)	:	N/A	N/A
B/C Dates for Interim Dividend	:	-	
Payable Date	:	-	
B/C Dates for (-) General Meeting	:	N/A	
Other Distribution for Current Period	:	N/A	
B/C Dates for Other Distribution	:	N/A	

Remarks:

1) Profit from operation

	RMB'000
Profit submitted previously for period ended 30 June 2000	1,833
Add: Change of accounting policy for deferred staff quarter	2,099
Excluded: Finance costs	5,972
Investment income	(48)
Profit restated in Year 2001 for period ended 30 June 2000	9,856

2) Profit/(Loss) after taxation and MI

	RMB'000
Loss submitted previously for period ended 30 June 2000	(10,713)
Add: Change of accounting policy for deferred staff quarter	2,099
Loss restated in Year 2001 for period ended 30 June 2000	(8,614)

3) Earning/(Loss) per share

	RMB
Loss per shares submitted previously for period ended 30 June 2000	(0.0268)
Add: Change of accounting policy for deferred staff quarter	0.0053

Loss per shares restated in Year 2001 for period ended 30 June 2000	(0.0215)
	==========

SUMMARY

- From 1 January 2001 to 30 June 2001, turnover was RMB278,034,000, representing a 30.38% increase over the same period of last year.

- The drastic increase in production and sales volume of the products of Chengdu CCS Optical Fiber Co., Ltd. (the main associate of the Company) and of Chengdu SEI Optical Fiber Co., Ltd. (a subsidiary of the Company) contributed to the improvement in the profitability of the Company significantly.

- Profit attributable to shareholders was RMB54,982,000. The Company has turned around its results from loss to profit.

- The Board of Directors proposed not to distribute interim dividend.

The Board of Directors of Chengdu PTIC Telecommunications Cable Company Limited (the "Company") is pleased to announce the unaudited interim results of the Company and its subsidiaries (collectively referred to as the "Group") for the six months ended 30 June 2001 (the "Period") in accordance with the accounting principles generally accepted in Hong Kong. The report has been reviewed and confirmed by the Audit Committee of the Company. The condensed consolidated financial statements are set out on pages 15 to 32.

INTERIM DIVIDEND

The Board of Directors proposed not to distribute interim dividend for the six months ended 30 June 2001. (The Board of Directors did not recommend distribution of interim dividend for the same period in 2000.)

MANAGEMENT DISCUSSION AND ANALYSIS

During the Period, the principal products of the Group were still plastic telephone cables, telephone exchange system cables, television cables, cable joining sleeves, optical fibres, optical fibre cables, mobile cables, etc.. For the six months ended 30 June 2001, the Group recorded a total turnover of RMB278,034,000, representing a 30.38% increase over RMB213,247,000 when compared with the same period of last year.

There was a significant increase in turnover during the Period when compared with the same period of last year due to the continuous efforts of the State in developing telecommunications industry and the gradual implementation of the policy in strengthening the western region development. The endeavour of the Company in adjusting its product mix has also brought about preliminary effects. As a result, the sales of optical fibres, mobile telecommunications cables and telephone exchange system cables increased significantly.

In short term, the growth in investments by the Company in plastic telephone cables, television cables and cable joining sleeves was affected due to the in-depth system reform in telecommunications, broadcasting and television systems in the PRC. However, the Group was still able to maintain its existing market share due to the stable quality of the Group's products and comprehensive services provided by the Group.

During the Period, profit attributable to shareholders of the Group amounted to RMB54,982,000 whereas a loss of RMB8,614,000 was recorded for the same period of last year. The Group has turnaround its results from loss to profit.

Notwithstanding changes of market conditions and fiece competition in the industry causing the total revenue generated from the sale of products including plastic telephone cables, television cables, cable joining sleeves, etc, decreased 14.75% as compared to the same period of last year and subsequently affect the profitability of the Company, the accession of new products such as telephone exchange system cables, mobile cables, etc, to the market improved the results of the Company. In particular, the increase in production of optical fibres, sales volume and prices had made apparent contributions to the profitability of the Company.

After the completion of the assignment of equity interest in Chengdu CCS Optical Fiber Cable Co., Ltd. ("CCS"), in which 50% equity interest is owned by the Company, by Siemens Aktiengesellschaft of Germany, the production and operation of CCS were remarkable and achieved drastic growth in profit. The return from the investment in such company calculated according to the proportionate share of interest had increased significantly and amounted to RMB66,243,000. This contributed to the improvement in the profitability of the Company significantly.

ANALYSES OF LIQUIDITY AND SOURCE OF FUNDS

During the Period, the financial position of the Group has improved significantly. However, there were a number of problems which required to be resolved immediately.

During the Period, distribution costs, administrative and finance costs increased from RMB9,239,000, RMB29,943,000 and RMB5,972,000 to RMB16,069,000, RMB50,243,000 and RMB6,119,000 as compared to the same period of last year, representing an increase of 73.93%, 67.8% and 2.46% respectively .

The increase in distribution costs was mainly attributable to the increase in sales leading to a corresponding increase in transportation expenses and packaging fees. It can also be attributable to the escalation of market competition which drives the Company to put more efforts in market development in order to maintain the existing markets and to explore new markets.

The increase in administrative expenses and other operating expenses were mainly attributed to the upward adjustments in the wages of the staff on the one hand and the increase in the provisions made for accounts receivable and inventories based on the principle of prudence on the other.

During the Period, the trade receivables and inventories of the Group amounted to RMB227,781,000 and RMB155,298,000, representing an increase of 15.02% and 14.88% respectively from RMB198,030,000 and RMB135,182,000 as at the end of last year. The increases were mainly attributable to the uncompleted restructuring of the principal and subsidiary operations of some of the telecommunications customers which affected the receipt of payment for the accounts receivable and the delivery of goods by the Company. In addition, the growth in the turnover (which had increased by approximately 30% as compared with the same period of the last year) led to an increase in accounts receivable and the inventories of finished products.

1. Analysis of liquidity

As at 30 June 2001, the liquidity ratio of the Group was 184%, the quick ratio was 138%, the debtors turnover rate was 261% and the inventories turnover rate was 252%. The figures above indicated that the capital liquidity of the Group was at the average level whereas the realization and debt repayment abilities were improved.

2. Analysis of financial information

As at 30 June 2001, the short-term bank borrowings of the Group amounted to RMB213,400,000, and such borrowings were tranche loans which would be repaid by installments. The Group did not have any risk in relation to the repayment of short-term loans.

3. Share capital structure of the Group

The sources of the Group's capital comprised of profit, bank borrowings and the proceeds

from issue of shares. The proceeds were used in strict compliance with the prospectus of the Company. In order to ensure reasonable applications of the proceeds, the Group has formulated a stringent policy in financial management, and emphasized on the avoidance of risk and enhancement of the rate of return from investments.

REVIEW OF PRINCIPAL OPERATIONS

In line with the development in the information technology industry, there were profound changes in various aspects in the market of telecommunication cables including the types, variety and specifications as well as the mode of sales. The Company was already fully prepared for and had formulated counter-measures with respect to such changes. As a result, the works undertaken by the Company achieved significant progress during the first half of 2001. The Company has improved its results of incurring losses in the past two consecutive years and laid a solid foundation for the future development of the Company. The principal operating activities of the Company during the first half of 2001 are summarized as follows:

1. The Company strengthened the core technological innovation function of the national-scale technological centre in order to address market competition and the Company's development needs. Consequently, the technological innovation mechanism with the technological centre as the principal executor has been improved. The emphasis and recent tasks in technological innovation have also been set out. In addition, the initial investment capital and the relevant construction schemes which are necessary to technological innovation have been approved. Finally, a new incentive scheme for technological innovation has been proposed and implemented.

2. Owing to the serious oversupply of plastic telephone cables, the era of meagre profit has inevitably arrived. Under such circumstances, the Company endeavoured to look for new markets and opportunities for plastic cables. Preliminary achievements were attained through the efforts of the Company to improve its operating results. Furthermore, the Board of Directors approved the projects for expanding the production scale of and improving the technologies for high-end new products like new program-controlled telephone exchange system cables and broadband data transmission cables. Such projects were proceeding smoothly. The production of such cables commenced gradually as scheduled. Markets for such products were also identified and opened. Such new products were expected to contribute to the improvement of the Company's operating results.

3. The Company timely grasped the opportunity brought about by the global shortage in optical fibre supply. In the previous year, the Company made the decisive decision to expand the production line for optical fibre lines. The expansion project was completed in May this year. At present, the equipment tests and trial productions were in full swing. Upon completion, the output of Chengdu SEI Optical Fiber Co., Ltd. was expected to be boosted to 600,000 km. The investment would then generate satisfactory returns.

4. To cope with the rapidly increasing demand of optical fibre, CCS timely invested in equipment like fibre-fixing machines, colouring machines and plastic layer-affixing machines. The operations of such machines satisfied market needs, significantly boosted the output and profit of CCS.

5. Following the disposal and restructuring of the joint ventures by the Company in last year, the Company continued to dispose and reorganise other joint ventures with the aim of fostering the healthy development of joint venture companies, reducing risks, protecting the

Company's investments and enhancing returns. During the Period, the Company has finished the disposal and reorganisation of Chongqing Shahzad Multi-layer PCB Co., Ltd. ("Chongqing Shahzad"), 四川新龍網絡科技有限責任公司（「新龍網絡公司」） and Sichuan Provinical Telecommunications Cable Plant ("Sichuan Telecommunications").

PROSPECT FOR THE SECOND HALF OF THE YEAR

Year 2001 is the first year in the new century for the implementation of the tenth "Five-year" plan of the PRC. The imminent accession to the World Trade Organization ("WTO") of the PRC and the gradual implementation of the State's strategic development plan of the western region have positive impact on the telecommunications industry. The Company will firmly grasp this unprecedented opportunity and continue to reinforce its management, technological innovation, new products development and expansion of business scale. In addition, the Company will make efforts in enlarging its market share and will endeavour to resolve any unfavourable factors so as to strive to achieve the operating targets of the Company. The Company will implement the following measures:

1. Strengthening sales force, endeavouring to develop the markets for both existing and new products, expanding the market share of new products; speeding up the recovery of accounts receivable; implementing better cost control measures in order to solve the problem of high production costs.

2. Implementing the final stages of the capacity expansion projects in respect of new products such as nylon telecommunications cables and No. 5 cables in order to satisfy the increasing demand of customers. The Company will make further adjustment to the product mix of copper cables, gradually eliminate the production scale of products which are non-profitable or of low profit margin and expand the production scale of new marketable products in anticipation for further improving the profitability of the Company.

3. Making further efforts in the construction and management of the technological centre. The Company will expedite the progress of developing the markets for new products which have good prospects by means of explorations, introduction and co-operation so as to create new sources of income for the Company.

4. Firmly grasping the precious opportunity of the speedy development of optical fibres and optical fibre cables, and making full use of the Company's competitive edge in order to further expand the production scale of optical fibres and optical fibre cables. The Company will enhance their market competitiveness in order to consolidate their leading position in industry and to further strengthen and support the development of the Company.

5. Continuing to implement in-depth internal reformation and increase the vitality of the Company. The Company will optimise its allocation of resources, further develop the capital market and strengthen the utilisation of capital resources in an attempt to enhance the competitiveness of the Company.

USE OF PROCEEDS

The Company raised approximately HK$424,000,000 through the issue of H shares in December 1994. From the date of listing to 30 June 2001, the Company had used a total of approximately HK$351,200,000, of which, HK$84,360,000 was used in investment projects and HK$266,840,000 was used for debt repayment and working capital.

The balance of the proceeds amounted to approximately HK$72,800,000, which has been placed with domestic banks as deposits in the form of Hong Kong dollars, US dollars and Renminbi.

OVERDUE TIME DEPOSITS

The Company has no other deposit or trust deposit with non-bank financial institutions or time deposits which was irrecoverable on maturity as at 30 June 2001 apart from the overdue time deposits disclosed in the 2000 Annual Report of the Company.

FINANCIAL POSITION

As at 30 June 2001, bank borrowings of the Group amounted to RMB229,557,000, accounted for 18.44% of the total assets of the Group. As at 30 June 2001, the Group had bank deposits and land use rights with an aggregate amount of RMB17,580,000 which were pledged to banks as security.

LIQUIDITY AND SOURCE OF FUNDS

As at 30 June 2001, cash and bank balance including secured bank deposits of the Group amounted to RMB178,275,000.

SALE OF STAFF QUARTERS

1. Deferred expenses on disposal of staff quarters have been dealth with in the financial report for the year 2000 of the Company.

2. The Company introduced an approved programme for raising funds from its employees to construct staff quarters during 2001 and the Period respectively. As at 30 June 2001, the total amount of deposits received from the staff in respect of such programme amounted to RMB3,910,000. Upon completion of the programme for raising fund, the Company will transfer all the titles of the staff quarters to its staff.

UNIFIED INCOME TAX AND CANCELLATION OF LOCAL GOVERNMENT'S TAX REBATE

The Company has not received any notice from the State Tax Bureau in respect of any change in the Company's 15% income tax rate.

RECENT ECONOMIC DEVELOPMENT

The Board of Directors is of the opinion that the global and Asian economic situations did not have material effect on the Group's production and sales during the first half of 2001. However, the rapid economic development of the world will have material effect on the demand for and the prices of copper, plastic and optical fibres. These will in turn affect the profit of the Company. The gradual implementation of the strategic development of the western region by the State will undoubtedly stimulate the development of the market for telecommunications cable products and will bring about significant positive effects on the development of the Group.

IMPACT ON THE GROUP OF THE PRC'S ACCESSION TO WTO

After the PRC's accession to the WTO, import tax rate of certain raw materials of the Company will be lowered and production cost will be further reduced which will facilitate the Company's products and technologies entering into international markets. At the same time, the PRC's accession to the WTO will also intensify market competition of the Company's products. This is mainly due to the equal treatment to competitive foreign companies' products in entering into the PRC market and may affect the sale of Company's products.

SHAREHOLDING AND CHANGE OF SHARE CAPITAL STRUCTURE

1. Share capital structure

As at 30 June 2001, the Company has not made any arrangements for bonus issue, placing of shares or issue of new shares. During the Period, the issued share capital of the Company was RMB400,000,000 divided into 400,000,000 shares of par value of RMB1.00 each.

2. Shareholdings of substantial shareholders

As at 30 June 2001, the largest shareholder of the Company was China PTIC Information Industry Corporation holding 240,000,000 issued state-owned legal person shares, representing 60% of the total issued share capital of the Company. At the end of the Period, HKSCC Nominees Limited held 157,541,999 H shares, representing 39.39% of the total issued share capital of the Company.

3. Shareholdings of the directors and supervisors

At any time during the Period, none of the directors or supervisors of the Company, their spouses and their children under 18 years old held or beneficially owned any equity or debt securities of the Company or any of its associated corporations (as defined in the Securities (Disclosure of Interests) Ordinance) nor were they granted the right to purchase any equity or debt securities of the Company or any other associated corporation, and there were no circumstances in which any such right was exercised by any of such persons.

4. Purchase, sale and repurchase of listed securities

During the Period, none of the Company's listed securities was purchased, sold, repurchased or cancelled by the Company or any of its subsidiaries.

5. Convertible securities, share options, warrants and similar instruments

During the Period, the Company did not issue any convertible securities, share options, warrants or similar instruments.

SIGNIFICANT EVENTS

1. Acquisition of a portion of the equity interests in Chongqing Shahzad

In July 1995, the Company entered into an agreement with 重慶通信設備有限公司（「重通公司」）and 德國夏查德電子有限公司 (the "Foreign Shareholder"), pursuant to which the parties proposed to jointly establish Chongqing Shahzad.

In this year, the Foreign Shareholder, proposed the assignment of all of the 25% equity interests held by it in Chongqing Shahzad. The proposal was considered and approved by the third Board of Directors of the Company in its sixth and seventh meetings. It was resolved that the 25% interests of the Foreign Shareholder be acquired in full by the Company and 重通公司. Upon completion of the acquisition, the Company will hold 46.7% of the equity interests in Chongqing Shahzad. At present, the matters and the procedures in connection with the acquisition are being dealt with.

2. Reorganisation of 新龍網絡公司

In May 2000, the Company, 成都高新區互聯網信息中心 and 成都高新投資中心 agreed to jointly establish 新龍網絡公司.

To capture the precious opportunity in network development and foster the healthy development of 新龍網絡公司, the seventh and the eighth meetings of the third Board of Directors of the Company approved the reorganisation of 新龍網絡公司. 新龍網絡公司 will be jointly set up by the Company, 成都高新區互聯網信息中心，北京華立英富網絡系統技術有限公司 and 睿盈通公司, with total investment amount of RMB12,210,000 and a registered capital re-determined to be RMB10,500,000. RMB8,140,000 was jointly injected by 北京華立英富網絡系統技術有限公司 and 睿盈通公司 in cash representing 58.5% and 8.2% equity interests respectively. The Company and 成都高新區互聯網信息中心 each contributes RMB2,035,000 in form of cash and the existing assets of 新龍網絡公司. The investments of the two parties amounted to RMB4,070,000 with each party holding 16.65% equity interests. The matters and the procedures in connection with the reorganisation are being dealth with.

3. Sichuan Telecommunications

The Company and the former 四川省郵電管理局 agreed to jointly establish Sichuan Telecommunications in June 1999. The enterprise was principally engaged in the production and sale of telecommunications cables and other professional telecommunications postal products. Since the valuation of the assets of Sichuan Telecommunications was completed at that time, it was provisionally resolved that the Company would hold 30.06% equity interests in Sichuan Telecommunications. The resolution was discussed by the Board of Directors of Sichuan Telecommunications on 19 March 2001 and it was resolved that 四川省電信實業集團有限責任公司 and the Company would hold 70.04% and 29.96% equity interests in Sichuan Telecommunications respectively. Such resolution was also approved and confirmed by the sixth meeting of the third Board of Directors of the Company held on 18 April 2001.

AUDIT COMMITTEE

The Audit Committee is responsible for conducting the relevant internal supervision and reviewing financial reports, and has reviewed the unaudited interim report for the six months ended 30 June 2001.

MATERIAL LITIGATION

During the Period, the Company was not involved in any litigation or arbitration of material importance.

CODE OF BEST PRACTICE

The Company has complied with the Code of Best Practice as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited throughout the Period.

Notes:

1. *The interim report is prepared in both Chinese and English. In the event of any discrepancies between the two versions, the Chinese version shall prevail.*

2. *The interim report will be made available at the Company's website:*

   http://www.CDC-china.com

By Order of the Board
Zhang Shumin
Company Secretary

Chengdu, the PRC, 22 August 2001

CONDENSED CONSOLIDATED INCOME STATEMENT

FOR THE SIX MONTHS ENDED 30 JUNE 2001

		Six months ended	
		30.6.2001	**30.6.2000**
		(Unaudited)	*(Unaudited and restated)*
	NOTES	*RMB'000*	*RMB'000*
Turnover	4	278,034	213,247
Cost of sales		(182,874)	(177,797)
Gross profit		95,160	35,450
Other revenue	5	7,888	13,588
Distribution costs		(16,069)	(9,239)
Administrative and other operating expenses		(50,243)	(29,943)
Impairment loss in value of property, plant and equipment		(31,250)	—
Profit from operations	6	5,486	9,856
Finance costs		(6,119)	(5,972)
Investment income		662	48
Share of results of associates		74,849	(4,430)
Profit (loss) before taxation		74,878	(498)
Taxation	7	(8,350)	(3,474)
Profit (loss) before minority interests		66,528	(3,972)
Minority interests		(11,546)	(4,642)
Net profit (loss) for the period transferred to deficit		54,982	(8,614)
Dividend	8	—	—
Basic earnings (loss) per share	9	RMB 0.1375	(RMB 0.0215)

There were no recognised gains or losses other than the net profit (loss) for the periods.

CONDENSED CONSOLIDATED BALANCE SHEET

As at 30 June 2001

	Notes	**30.6.2001** *(Unaudited)* *RMB'000*	**31.12.2000** *(Audited)* *RMB'000*
Non-current assets			
Property, plant and equipment	10	334,719	388,644
Construction in progress		50,526	45,674
Interests in associates		207,188	131,610
Investments in securities		7,798	7,798
Long-term receivables	11	23,770	23,770
		624,001	597,496
Current assets			
Inventories		155,298	135,182
Trade receivables	12	227,781	198,030
Other receivables, deposits and prepayments		24,302	15,901
Investments in securities		27,300	44,637
Amounts due from associates		2,442	10,604
Amounts due from related companies		5,672	7,811
Pledged bank deposits		14,788	14,788
Bank balances and cash		163,487	139,194
		621,070	566,147
Current liabilities			
Trade payables	13	35,088	45,695
Other payables and accrued charges		66,504	66,601
Temporary receipts		—	541
Deposits for staff quarters		16,943	16,432
Amounts due to associates		1,844	5,024
Amounts due to related companies		393	—
Taxation		3,612	3,004
Bank borrowings due within one year		213,400	186,406
		337,784	323,703
Net current assets		283,286	242,444
		907,287	839,940
Capital and reserves			
Share capital	14	400,000	400,000

Reserves	15	387,780	332,798
		787,780	732,798
Minority interests		103,350	91,804
Non-current liabilities			
Bank borrowings due after one year		16,157	15,338

907,287 839,940

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

FOR THE SIX MONTHS ENDED 30 JUNE 2001

	Six months ended 30.6.2001 *(Unaudited)* *RMB'000*
Net cash outflow from operating activities	(3,402)
Net cash outflow from returns on investments and servicing of finance	(4,705)
Net cash outflow from taxation	(1,486)
Net cash inflow from investing activities	17,980
Net cash inflow before financing activities	8,387
Net cash inflow from financing activities	27,813
Increase in cash and cash equivalents	36,200
Cash and cash equivalents at 31 December 2000	117,810
CASH AND CASH EQUIVALENTS AT 30 JUNE 2001	154,010

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2001

1. GENERAL

The Company was incorporated in the People's Republic of China (the "PRC") with limited liability on 1 October 1994. Its ultimate holding company is China PTIC Information Industry Corporation ("PTIC"), a state-owned enterprise established in the PRC.

The Company's shares have been listed on The Stock Exchange of Hong Kong Limited ("HKSE") since 13 December 1994.

2. BASIS OF PREPARATION

The condensed financial statements have been prepared in accordance with the Statement of Standard Accounting Practice ("SSAP") No. 25 "Interim Financial Reporting" issued by the Hong Kong Society Accountants except that comparative figures are not presented for the cash flow statement, being the first cash flow statement to be included in the interim financial report relating to accounting period ended on or after 1 July 2000. Such departures from SSAP 25 are permitted under the Rules Governing the Listing of Securities on HKSE.

3. PRINCIPAL ACCOUNTING POLICIES

The condensed financial statements have been prepared under the historical cost convention, as modified for the revaluation of certain investments in securities.

The accounting policies adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31 December 2000, except as described below.

In the current period, the Group has adopted, for the first time, a number of new and revised Statements of Standard Accounting Practice issued by the Hong Kong Society of Accountants, which have resulted in the adoption of the following new and revised accounting policies.

Provisions

In accordance with SSAP 28 "Provisions, Contingent Liabilities and Contingent Assets", provisions are recognised when the Group has a present obligation as a result of a past event which it is probable will result in an outflow of economic benefits that can be reasonably estimated. The adoption of this standard does not have any material effect on the results for the current or prior accounting periods.

Segment reporting

In the current year, the Group has changed the basis of identification of reportable segments to that required by SSAP 26 "Segment Reporting" Segment disclosures for the six months

ended 30 June 2000 have been amended so that they are presented on a consistent basis.

Goodwill

In the current period, the Group has adopted SSAP 30 "Business Combinations" and has elected not to restate goodwill or negative goodwill previously eliminated against or credited, respectively, to reserves. Accordingly, goodwill arising on acquisitions prior to 1 January 2001 is held in reserves and will be charged to the income statement at the time of disposal of the relevant subsidiary, associate or joint venture, or at such time as the goodwill is determined to be impaired. Negative goodwill arising on acquisitions prior to 1 January 2001 will be credited to income at the time of disposal of the relevant subsidiary, associate or joint venture.

Any goodwill arising on acquisitions after 1 January 2001 will be capitalised and amortised over its estimated useful life. Any negative goodwill arising on acquisitions after 1 January 2001 will be presented as a deduction from assets and will be released to income based on an analysis of the circumstances from which the balance resulted.

Impairment of assets

SSAP 31 "Impairment of Assets" has introduced a formal framework for the recognition of impairment losses in respect of the Group's assets. Although in prior years the Group complied with the requirements of specific Accounting Standards in respect of impairment losses, the introduction of SSAP 31 has required a re-estimation of the recoverable amount of certain property, plant and equipment, resulting in the identification of impairment losses at 30 June 2001 amounting to RMB31,250,000. These impairment losses have been recognised in full in the current interim period.

Change in accounting policy in 2000

The deferred staff quarters benefit represents the shortfall between the cost of quarters previously held by the Group and the proceeds from sale of quarters to staff at preferential prices in accordance with the PRC's housing reform policy. Prior to 1 July 2000, the Group's accounting policy was that such costs were deferred and amortised over the estimated average working lives of the staff. During the six months ended 31 December 2000, the directors have re-assessed this accounting policy and determined that it is more appropriate that the expenditure is charged to the income statement in the period in which it is incurred.

The results for the six months ended 30 June 2000 have been restated for the proposes of this interim financial report, resulting in a decrease in the Group's loss for the six months ended 30 June 2000 by RMB2,099,000.

4. BUSINESS AND GEOGRAPHICAL SEGMENT INFORMATION

For management purposes, the Group is currently organised into three main operating segments: manufacture of copper cable and related products, optical fibres products and cable joining sleeves and related products.

Segment information for the six months ended 30 June 2001 and 2000 about these

businesses is presented below:

For the six months ended 30 June 2001

	Manufacture of copper cable and related products	Manufacture of optical fibres products	Manufacture of cable joining sleeves and related products	Other operations	Eliminations	Consolidated
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
業務 SEGMENT REVENUE						
External sales	145,296	94,966	29,137	8,635	—	278,034
Inter-segment sales	1,022	1,742	895	36	(3,695)	—
Total revenue	146,318	96,708	30,032	8,671	(3,695)	278,034
SEGMENT RESULTS	(47,655)	46,847	(2,029)	564	—	(2,273)
Unallocated corporate expenses						(129)
Unallocated other revenue						7,888
Profit from operations						5,486

For the six months ended 30 June 2000

	Manufacture of copper cable and related products	Manufacture of optical fibres products	Manufacture of cable joining sleeves and related products	Other operations	Eliminations	Consolidated
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
SEGMENT REVENUE						
External sales	153,145	26,334	32,944	824	—	213,247
Inter-segment sales	1,024	—	—	—	(1,024)	—
Total revenue	154,169	26,334	32,944	824	(1,024)	213,247
SEGMENT RESULTS	(13,110)	3,974	7,784	(2,350)	—	(3,702)
Unallocated corporate expenses						(30)
Unallocated other revenue						13,588
Profit from operations						9,856

All of the activities of the Group are based in the PRC and all of the Group's turnover and results are derived from the PRC.

5. OTHER REVENUE

	Six months ended	
	30.6.2001	**30.6.2000**
	(Unaudited)	*(Unaudited and restated)*
	RMB'000	*RMB'000*
Included in other revenue is as follows:		
Bank interest income	1,755	1,854

6. PROFIT FROM OPERATIONS

	Six months ended	
	30.6.2001	**30.6.2000**
	(Unaudited)	*(Unaudited and restated)*
	RMB'000	*RMB'000*
Profit from operations has been arrived at after charging:		
Depreciation and amortisation of property, plant and equipment	23,815	23,786

7. TAXATION

	Six months ended	
	30.6.2001	**30.6.2000**
	(Unaudited)	*(Unaudited and restated)*
	RMB'000	*RMB'000*
The taxation charge comprises:		
Taxation attributable to the Company and its subsidiaries:		
PRC income tax	2,094	3,410
Share of taxation of associates:		
PRC income tax	6,256	64
	8,350	3,474

Income tax in the PRC has been provided at the prevailing rates on the estimated assessable profit applicable to each individual company within the Group in the PRC.

No provision for Hong Kong profits tax has been made in the financial statements as the Group's income neither arises in, nor is derived from, Hong Kong.

The Group did not have any significant unprovided deferred taxation for the period.

8. DIVIDEND

The directors do not recommend the payment of an interim dividend for either period.

9. BASIC EARNINGS (LOSS) PER SHARE

The calculation of basic earnings (loss) per share is based on the net profit for the period of RMB54,982,000 (six months ended 30 June 2000: net loss of RMB8,614,000 (as restated)) and on 400,000,000 shares (30 June 2000: 400,000,000 shares) in issue during the period.

The adjustment to the comparative loss per share for the six months ended 30 June 2000 arising from the change in accounting policy shown in note 3 above was as follows:

	RMB
Reconciliation of loss per share for the six months ended 30 June 2000:	
Reported figures before adjustment	(0.0268)
Adjustment arising from the change in accounting policy of deferred staff quarters benefit (note 3)	0.0053
As restated	(0.0215)

10. PROPERTY, PLANT AND EQUIPMENT

During the period, the Group spent approximately RMB1,801,000 (six months ended 30 June 2000: RMB1,879,000) on additions to property, plant and equipment.

An impairment loss of RMB31,250,000 was recognised during the period in respect of obsolete plant, machinery and equipment.

11. LONG-TERM RECEIVABLES

The amounts represent receivables due from minority shareholders of Dongguan CDC Cable Factory Co., Ltd. ("Dongguan CDC"), a subsidiary of the Company which are interest free and unsecured.

The minority shareholders had irrevocably authorised Dongguan CDC to apply any future distributions due to them as settlement of the balance outstanding.

The repayment of the amount due to the Company is guaranteed by PTIC, the ultimate holding company of the Company.

12. TRADE RECEIVABLES

	30.6.2001 *(Unaudited)* *RMB'000*	31.12.2000 *(Audited)* *RMB'000*
An aged analysis of trade receivables is as follows:		
Within 90 days	103,392	63,138
91 - 180 days	42,408	55,213
181 - 365 days	70,281	68,394
Over 365 days	11,700	11,285
	227,781	198,030

The Group grants an average credit period of 120 days to its trade customers.

13. TRADE PAYABLES

	30.6.2001 *(Unaudited)* *RMB'000*	31.12.2000 *(Audited)* *RMB'000*
An aged analysis of trade payables is as follows:		
Within 90 days	25,798	37,004
91 - 180 days	5,158	5,996
181 - 365 days	2,342	1,114
Over 365 days	1,790	1,581
	35,088	45,695

14. SHARE CAPITAL

There were no changes in share capital of the Company during the period from 1 January 2000 to 30 June 2001.

15. RESERVES

	30.6.2001 *(Unaudited)* *RMB'000*	31.12.2000 *(Audited)* *RMB'000*
Share premium	303,272	303,272
Capital reserve	287,391	287,391
Statutory surplus reserve fund	12,387	12,387
Statutory public welfare fund	15,487	15,487
Goodwill reserve	(12,473)	(12,473)

Accumulated losses	(218,284)	(273,266)
	387,780	332,798

16. COMMITMENTS

At the balance sheet date, the Group had the following commitments:

	30.6.2001 *(Unaudited)* *RMB'000*	**31.12.2000** *(Audited)* *RMB'000*
Contracted but not provided for:		
Development of staff quarters	2,113	4,180
Acquisition of machinery and equipment	4,992	797
Capital contribution to associates	568	500
	7,673	5,477
Authorised but not contracted for:		
Acquisition of machinery and equipment	13,635	13,808
Capital contribution to associates	32,939	2,000
Capital contribution to subsidiaries	41,543	—
Capital contribution to investment in securities	3,000	—
	91,117	15,808
	98,790	21,285

17. CONTINGENT LIABILITIES

At the balance sheet date, the Group had the following contingent liabilities:

	30.6.2001 *(Unaudited)* *RMB'000*	**31.12.2000** *(Audited)* *RMB'000*
Guarantees in respect of banking facilities granted to:		
Associates (note 1 below)	160,000	230,300
Other company (note 2 below)	10,000	20,000
	170,000	250,300

Notes:

1. *At 30 June 2001, the guarantees were not been utilised by these associates. At 31 December 2000, the amounts of guarantee utilised by these associates were RMB110,300,000.*

2. *This company is also providing cross-guarantee for banking facilities amounting to RMB20,000,000 (31 December 2000: RMB30,000,000) granted to the Company.*

18. PLEDGE OF ASSETS

At the balance sheet date, the Group had bank deposits and land use rights with an aggregate amount of RMB17,580,000 (31 December 2000: RMB17,799,000) which were pledged to banks as security for general banking facilities granted to the Group amounting to RMB42,000,000 (31 December 2000: RMB23,000,000).

19. RELATED PARTY TRANSACTIONS AND BALANCES

During the six months ended 30 June 2001 and 2000, the Group entered into the following transactions with related parties:

	Trade sales Six months ended		Trade purchases Six months ended	
	30.6.2001	**30.6.2000**	**30.6.2001**	**30.6.2000**
	(Unaudited)	*(Unaudited and restated)*	*(Unaudited)*	*(Unaudited and restated)*
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
PTIC and its subsidiaries	6,722	6,204	—	—
Associates	4,518	3,965	3,050	2,232

Other than the above, the Group received technology transfer fees and management fees from its associates amounting to RMB279,000 (six months ended 30 June 2000: RMB1,155,000) and RMB120,000 (six months ended 30 June 2000: RMB120,000) respectively.

In the opinion of the Directors, the above transactions were carried out at estimated fair market price or, where no market price was available, at cost plus a percentage profit mark-up.

As at 30 June 2001 and 31 December 2000, the Group had the following balances with related parties:

	Amounts due from related companies		Amounts due to related companies	
	30.6.2001	**31.12.2000**	**30.6.2001**	**31.12.2000**
	(Unaudited)	*(Audited)*	*(Unaudited)*	*(Audited)*
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*

PTIC and its subsidiaries	5,672	7,811	393	–
Associates	2,442	10,604	1,844	5,024

The balances with related companies and associates are unsecured, interest free and have no fixed terms of repayment.

In addition to the above and those mentioned in note 17, PTIC and its related companies are also providing guarantees for banking facilities amounting to RMB170,000,000 (31 December 2000: RMB166,744,000) granted to the Group.

(15) The Company's 2001 Annual Results summary, dated April 18, 2002.

Chengdu PTIC Telecommunications Cable Company Limited

(a Sino-foreign joint stock limited company incorporated in the People's Republic of China with limited liability)

I. 2001 Annual Results Announcement

II. Results

The Board of Directors of Chengdu PTIC Telecommunications Cable Company Limited (the "Company") announced the audited consolidated income statement and condensed consolidated balance sheet of the Company and its subsidiaries (the "Group") for the year ended 31 December 2001 which have been prepared in accordance with accounting principles generally accepted in Hong Kong as follows:

III. Consolidated income statement

For the year ended 31 December 2001

	Notes	2001 RMB'000	2000 RMB'000
Turnover	2	585,443	524,511
Cost of sales		425,005	(451,600)
Gross profit		160,438	72,911
Other revenue	4	20,542	34,443
Distribution costs		(40,656)	(33,441)
Administrative expenses		(98,344)	(104,655)
Impairment losses on property, plant and equipment		(43,858)	-
Other operating expenses		(3,009)	(6,307)
Allowance for other deposit		-	(30,000)
Loss from operations	5	(4,887)	(67,049)
Finance costs	6	(12,854)	(11,391)
Investment income	7	3,622	4,966

	Note		
Share of results of associates		120,697	14,906
Profit (loss) before taxation		106,578	(58,568)
Taxation	8	(17,335)	(10,837)
Profit (loss) before minority interests		89,243	(69,405)
Minority interests		(24,825)	(8,744)
Net profit (loss) for the year		64,418	(78,149)
Transfer to:			
Statutory surplus reserve fund		8,101	1,669
Statutory public welfare fund		3,527	4,769
Basic earnings (loss) per share	9	RMB0.16	(RMB0.20)

IV.CONDENSED Consolidated Balance sheet

As at 31 December 2001

	2001 RMB'000	2000 RMB'000
Non-current assets	635,046	597,496
Current assets	652,089	566,147
Current liabilities	(364,935)	(323,703)
	922,200	839,940
Capital and reserves		
Share capital	400,000	400,000
Reserves	397,216	332,798
	797,216	732,798
Minority interests	111,285	91,804
Non-current liabilities	13,699	15,338
	922,200	839,940

Notes:

1. Adoption of Statements of Standard Accounting Practice

In the current year, the Group has adopted, for the first time, a number of new and revised Statements of Standard Accounting Practice ("SSAP"s) issued by the Hong Kong Society of Accountants ("HKSA"). Adoption of these SSAPs has led to a number of changes in the Group's accounting policies. In addition, the new and revised SSAPs have introduced additional and revised disclosure requirements which have been adopted in these financial statements. Comparative amounts for the prior year have been restated in order to achieve a consistent presentation.

The adoption of these new and revised SSAPs has resulted in the following changes to the Group's accounting policies that have affected the amounts reported for the current or prior periods.

i. Goodwill

In the current year, the Group has adopted SSAP 30 "Business Combinations" and has elected not to restate goodwill or negative goodwill previously eliminated against or credited, respectively, to reserves. Accordingly, goodwill arising on acquisition prior to 1 January 2001 is held in reserves and will be charged to the income statement at the time of disposal of the relevant subsidiary or associate, or at such time as the goodwill is determined to be impaired. Negative goodwill arising on acquisition prior to 1 January 2001 will be credited to the income statement at the time of disposal of the relevant subsidiary or associate.

Goodwill arising on acquisition after 1 January 2001 is capitalised and amortised over its estimated useful life on a straight line basis. Negative goodwill arising on acquisition after 1 January 2001 is presented as a deduction from assets and will be released to income statement based on an analysis of the circumstances from which the balance resulted.

ii. Segment Reporting

In the current year, the Group has changed the basis of identification of reportable segments to that required by SSAP 26 "Segment Reporting". Segment disclosures for the year ended 31 December 2000 have been amended so that they are presented on a consistent basis.

2. Turnover

Turnover represents the invoiced value of goods sold by the Group to outside customers and is stated net of trade discounts, returns and sales taxes.

V. 3. BUSINESS SEGMENT

For management purposes, the Group is currently organised into three main operating segments, manufacture of copper cable and related products, optical fibre products and cable joining sleeves and related products. These divisions are the basis on which the Group reports its primary segment information.

i. For the year ended 31 December 2001

	Manufacture of copper cable and related products RMB'000	Manufacture of optical fibre products RMB'000	Manufacture of cable joining sleeves and related products RMB'000	Other operations RMB'000	Elimination# RMB'000	Consolidated RMB'000
SEGMENT REVENUE						
External sales	314,976	178,944	66,446	25,077	-	585,443
Inter-segment sales	4,796	2,002	1,126	344	(8,268)	-
Total revenue	319,772	180,946	67,572	25,421	(8,268)	585,443
Segment results	(105,945)	62,327	20,835	1,446	-	(21,337)
Unallocated corporate expenses						(3,009)
Unallocated other revenue						19,459
Loss from operations						(4,887)

Inter-segment sales are charged at prevailing market prices.

ii. For the year ended 31 December 2000

Manufacture of copper cable and related products RMB'000	Manufacture of optical fibre products RMB'000	Manufacture of cable joining sleeves and related products RMB'000	Other operations RMB'000	Elimination# RMB'000	Consolidated RMB'000

SEGMENT REVENUE						
External sales	353,563	80,404	75,827	14,717	-	524,511
Inter-segment sales	3,425	29	-	496	(3,950	)-
Total revenue	356,988	80,433	75,827	15,213	(3,950)	524,511
Segment results	(114,247)	20,041	3,483	(1,553)	-	(92,276)
Unallocated corporate expenses						(6,307)
Unallocated other revenue						31,534
Loss from operations						(67,049)

Inter-segment sales are charged at prevailing market prices.

For the years ended 31 December 2001 and 2000, all activities of the Group were based in the People's Republic of China ("PRC") and all of the Group's turnover and results from operations were derived from the PRC.

VI.4. OTHER REVENUE

i. **THE GROUP**

	2001 RMB'000	2000 RMB'000
Included in other revenue are the following:		
Bank interest income	3,465	3,744
Technology transfer fee	1,083	2,908
Management fee	1,242	1,242

5. **Loss From Operations**

ii. **THE GROUP**

	2001 RMB'000	2000 RMB'000

Loss from operations has been arrived at after charging:

Amortisation of deferred value added tax	-	37
Depreciation and amortisation of property, plant and equipment	46,094	46,953

6. **FINANCE COSTS**

THE GROUP

	2001 RMB'000	2000 RMB'000
Included in finance costs are the following:		
Interest on bank borrowings wholly repayable within five years	12,854	11,391
Interest on bank borrowings not wholly repayable within five years	724	803
	13,578	12,194
Less: Amount capitalised in respect of construction in progress	(724)	(803)
	12,854	11,391

7. **INVESTMENT INCOME**

THE GROUP

	2001 RMB'000	2000 RMB'000
Included in investment income are the following:		
Interest on listed PRC government bonds	1,655	5,100
Realised gain on listed PRC government bonds	1,122	-
Unrealised loss on listed PRC government bonds	-	(263)

8. **TAXATION**

THE GROUP

	2001 RMB'000	2000 RMB'000
The taxation charge comprises:		
PRC income tax		
Provided for the year	7,455	8,968
Underprovision in prior years	53	-
Taxation attributable to the Company and subsidiaries	7,508	8,968
Share of taxation of associates		
PRC income tax	9,827	1,869
	17,335	10,837

Income tax in the PRC has been provided at the prevailing rates on the estimated assessable profit applicable to each individual company within the Group in the PRC.

No provision for Hong Kong Profits Tax has been made in the financial statements as the Group's income neither arises in, nor is derived from, Hong Kong.

The Group and the Company did not have any significant unprovided deferred taxation for the year or at the balance sheet date.

VII. 9. BASIC EARNINGS (LOSS) PER SHARE

The calculation of basic earnings (loss) per share is based on the net profit for the year of RMB 64,418,000 (2000: a net loss of RMB78,149,000) and on 400,000,000 (2000: 400,000,000) shares in issue during the year.

A. Final dividends

The Board of Directors do not recommend the payment of a final dividend for the year ended 31 December 2001 (the "Year").

B. Turnover

The turnover of the Group amounted to RMB585,443,000, representing an increase of 11.62% as compared to RMB524,511,000 for the year ended 31 December 2000.

C. Profit attributable to shareholders

The Group's profit attributable to shareholders for the Year was RMB64,418,000. Loss attributable to shareholders for the year ended 31 December 2000 was RMB78,149,000. The Group turned loss to profit, which is also the best results in recent years.

VIII. Management Discussion and analysis

A. Analysis of the Results

During the year, the Group's main products are still plastic telephone cables, program control exchange cables, television cables, cable-joining sleeves, optical fibres, optical fibre cables and mobile telecommunication cables.

During the Year, the State continued to develop the telecommunication industry and to implement the grand development strategy of Western region. As a result, the aggregate demand for telecommunication products has maintained a stable growth. The Company has created satisfactory results through efforts in adjusting product mix, grasping joint venture enterprise management and timely expanding production capacity of most of its products. Influenced by a variety of factors both domestically and internationally, social demand for the Group's products fluctuated greatly in terms of time distribution, variety and specification, which somewhat obstructed the Group's production and operational activities.

1) The Company has accelerated its pace of adjusting product mix, expanded the hi-tech products such as program control exchange cables and broad band data transmission cables and accomplished technological transformation projects. Launch of these products into the market has resulted in rapid growth of sales volume. Sales of new products accounted for nearly 25% of the Company's turnover. This has benefited, and is going to benefit, the Company's operation and profits. It will become an important component of the Company's operational income and profit.

2) Upon the successful launch of mobile telecommunication cables into the market last year, the Company has been maintaining positive trend of development. Both sale volume and turnover have doubled comparing to that of last year. A turnaround profit was achieved, which contributed positively to the Group's operational condition and profit.

3) Last year, the Group's investment in expanding production capacity of optical fibre of Chengdu SEI Optical Fiber Co., Ltd, ("SEI") has been completed as scheduled during the middle of the Year. The Group has grasped the valuable market opportunity of optical fibre supply shortage and its price increase. As a result, sales volume and turnover of optical fibre have about doubled comparing to the previous year. Increase of efficiency was far greater than that of turnover, which contributed greatly to the stablization of the Group's turnover and realization of the Group's profit target.

4) To cope with the rapid increase in the demand for optical fibres, Chengdu CCS Optical Fiber Cable Co., Ltd. ("CCS") in which the Company holds 50% interests have purchased fibre-fixing machines, colouring machines and plastic layer-affixing machines and put them into operation to satisfy the marke`t needs. As a result, sales volume and turnover of CCS have increased significantly. Increase of profit was far greater than that of turnover, contributing tremendously to the Company's profit.

5) The Group has strengthened its management of its joint venture companies and continued the disposal and reorganization of these companies. As a result, the operation of vast majority of the joint venture companies have improved. Increase in investment return has created positive and significant impact to the Group's profit.

6) Major PRC customers of telecommunication, broadcasting and television system have been in the process of reform, which created a certain extent of negative effect on the aggregate demand for plastic telephone cables, television cables and cable joining sleeves. Although the Group maintained its market share in the above products, its sale volume has dropped by 35.4%, 36.8% and 10.7% compared with the previous year respectively. Product price has further declined due to the severe market competition and adversely affected the sales revenue and efficiency of such products. The purchase price of raw material has dropped by an average of approximately 10%, which has partially compensated for the loss of revenue.

7) The Company's existing businesses in pre-optical fibre stick manufacturing, optical fibre cord manufacturing, synneusis mould manufacturing, internal telecommunication and daily-life services have ceased to operate or have been

transferred. Besides, some equipment, machineries and instruments have become obsolete and should be replaced. Therefore, disposal of the above equipment, machinery and instrument amounting to RMB43,858,000 was treated as an impairment of assets in accordance with relevant provisions in Hong Kong Statement of Standard Accounting Practice No. 31 "Impairment of Assets". The impairment loss was fully recognized during the Year and has produced an adverse effect on the Group's profit.

B. Review of Main Businesses

During the Year, given the opportunities and challenges arising from rapid changes in the telecommunication market, the Board of Directors and the operation management adopted the strategic target of "adjustment and development". Various efforts have yielded remarkable results, laying solid foundation for the Company to achieve better economic effectiveness for the Year as well as its future development. The main business activities during the Year are summarized as follows:

1) The structure and leadership of the technology center have been adjusted and optimised. The work focus and recent task for technological renovation projects have been clarified. The initial investment and construction plan required by technological renovation projects have been approved. An incentive system for technological innovation has been formulated.

2) In order to accelerate the adjustment of product mix, the Board of Directors has approved an investment of RMB5,580,000 on production expansion or technological renovation projects for the new program control telephone exchange system cables and broad band data transmission telecommunication cables. These projects have been completed and production has commenced. The market for these products has been opened. The new program control telephone exchange system cables and broad-band data transmission telecommunication cables will gradually become an important component of the Company's sales revenue and profit.

3) In order to further expand the market for program control telephone system cables and to satisfy the customers' needs, the Board of Directors approved the joint establishment of □□□□□□□□□□□□ in Shenzhen. This company will mainly engage in the assembling process of program control telephone exchange system cables. It is expected to commence production in the first quarter of 2002.

4) During the Year, the Company's hi-tech enterprise was recognized again and was granted the Certificate of High-Tech Enterprise on 28 August 2001.

5) To satisfy domestic demand, upon prudent market research, the Board of Directors approved the investment plan of RMB55.390,000 to expand production capacity for optical fibre line in two stages. The investment of RMB14,000,000 of the first phase has been completed, increasing the production capacity to 600,000 kilometers and making satisfactory return on investment. The second phase investment in the sum of RMB41,390,000 is still in initial preparation stage. Upon its completion, SEI's production capacity will reach 1,200,000 kilometers.

6) To cater for the demand for variety and specification of optical fibre cable products, the Board of Directors has approved the investment plan of CCS to invest RMB12,340,000 to purchase the fibre-fixing machines, colouring machines and plastic layer-affixing machines. The equipment has been put into operation, making the production capacity reach 1,300,000 kilometers and satisfying the recent market demand. Subject to the approval of the Board of Directors, CCS will invest RMB43,000,000 which will increase its production capacity to 3,500,000 kilometers. Now the infrastructure construction is under way.

7) The Company continued the disposal and re-organization of its joint venture companies initiated last year. During the Year, the Company's agreement for transferring its entire shareholding interests in Ningbo Pacific CDC Cable Company Limited was approved by local government. Disposal, reorganization or restructuring of Chongqing Shahzad Multi-layer PCB Co., Ltd, □□□□□□□□□□□□□, Sichuan Provincial Telecommunications Cable Plant have been completed. Re-organization of Chengdu Bada Connector Company Limited is nearly completed.

IX.Financial Analysis

During the Year, the Group's financial status was greatly improved.

As at 31 December 2001, the Group's total asset was RMB1,287,135,000, representing an increase of 10.6% over the previous year RMB1,163,643,000, of which current asset was RMB652,089,000, accounting for 50.6% of the total asset, representing an increase of 15.2% over the previous year RMB566,147,000. Increase was mainly due to increase in sales income; fixed assets were RMB313,199,000, accounting for 24.3% of the total assets, representing an decrease of 19.4% over the previous year RMB388,644,000. Decrease was mainly due to impairment losses of assets during the Year.

As at 31 December 2001, the Group's liability totalled RMB378,634,000, the asset-to-liability ratio was 339.9%, short term bank loan was RMB201,861,000, representing an

increase of 8.3% over the previous year RMB186,406,000. During the year, the Group did not arrange other fund raising activities.

As at 31 December 2001, the Group's bank deposit totalled RMB252,669,000, representing an increase of 64.1% over the previous year RMB153,982,000.

During the Year, the Group's distribution costs, administrative and other operation costs, and finance expenses are RMB40,656,000, RMB101,353,000 and RMB12,854,000, respectively, representing an increase of 21.58%, a decrease of 8.7% and increase of 12.8% over the previous year RMB33,441,000, RMB110,962,000 and RMB11,391,000. Increase in distribution costs was due to increase in selling expenses as a result of increase in sales revenue; decrease in administrative and other expenses was mainly due to more provisions had been made for 2000, while less provisions for 2001.

At the end of the year, the Group's trade receivables and inventories were RMB201,963,000 and RMB168,976,000 respectively, which represented an increase of 2.0% and 25.0% over the previous year of RMB198,030,000 and RMB135,182,000 respectively. Increase in trade receivables and inventories were mainly due to adjustment and strategic reorganization of China's telecommunication industry in both major and ancilliary part, which had impact on repayment of loan and delayed implementation of sales contract.

1) Analysis of capital liquidity

As at 31 December 2001, the Group's current asset were RMB652,089,000. (2000: RMB566,147,000), current liabilities were RMB364,935,000 (2000: RMB323,703,000) annual receivables turnover period was 126 days and annual inventories turnover period was 130 days. The above data suggested that the Group's capital flow was ideal but there is still room for improvement. The ability of liquidity and repayment is satisfactory.

2) Analysis of financial resources

As at 31 December 2001, the Group's short-term bank loan was RMB201,861,000. This loan shall be paid by installments. The interest rate of loan was 6.435%. The Group does not have short term repayment risk. Bank deposit was comparatively sufficient with amount of RMB252,669,000.

3) Non-current liabilities or loan

The Company has long-term loan of approximately RMB13,699,000, of which bank loan amounted to approximately RMB5,769,000 with an interest rate of 7.35%, and French government secured bank loan amounted to approximately RMB7,930,000 with an interest rate of 0.55%. The two long-term loans are all instalment loans in which the

maximum repayment period is 36 years. As the amount of long term loans is immaterial, there will be no adverse effect on the operations of the Company.

4) Capital structure of the Group

The Group's capital arises from profit, bank loan and proceeds from issuance of shares. The use of proceeds strictly complies with legal requirements. In order to ensure the proper utilization of capital, the Group has gradually established a sound financial management system. The Group also paid attention to avoid risks and to improve return on investment. During the year, no trouble has occurred in terms of repaying due loans and performing due obligations.

X. Cash and Source of Funds

The Group's net cash inflow from operating activities amounted to RMB88,204,000 during the Year (2000:RMB32,309,000).

During the Year, the Group spent a total of RMB4,607,000 (2000:RMB769,000) and RMB21,560,000 (2000: RMB14,024,000) respectively on the purchase of property, plant, equipment and on construction in progress.

As at 31 December 2001, the Group's total liabilities and minority interests amounted to RMB489,919,000 (2000:RMB430,845,000). The Group made interest payments of RMB13,578,000 (2000:RMB12,194,000) during the Year.

XI. Contingent Liabilities

The contingent liabilities of the Group as at 31 December 2001 was RMB150,000,000 (2000: RMB250,300,000).

XII. Business Outlook

During 2002, in view of the uncertainities faced by the global economy and where those uncertainities are still unpredictable and cannot be estimated accurately, we will be confronted with a harsher operational environment. There will be more and bigger difficulties at work. However, we are still very confident with the development of China's telecommunication industry. The Company will take the following measures:

1) To comply with requirements of market economy and stockholding economy and to change the operating and management system, the Company will appoint experienced management experts and scholars to conduct large-scale consultancy and diagnostic on the Company's development strategy and management so as to further clarify the enterprise's development picture, and to provide practical opinions and measures to prepare for the Company's expansion and leaping forward mentally and organizationally.

2) To further the change of values, strengthen enterprise reform and corporate goverance, optimize a variety of incentive-stimulation mechanism, rationalise corporate main structure, and enhance separation from and progress of the subsidiary production units and service departments.

3) To explore market proactively, strengthen the staff's awareness of market competition, enhance market research, timely grasp market information, improve sales team building and managment, deepen the ideas of market and improve market share as soon, and as much, as possible.

4) To speed up the adjustment of product mix of cables and lines, optimize the effective operation of technological renovation system, promote the enthusiansum for new product development, and expand the capacity of developing new products and technological innovation. Besides, guided by market force, while expanding the production capacity of existing program-control exchange system cables and broad band data transmission cables, the Company will accelerate the development and production of these products, which possess better market prospect and are of higher standard, in order to complete a series of projects with less investment and quick return.

5) To strengthen investment management, to strongly support and assist the healthy development and postiive operation of existing joint venture companies, to offer necessary support to the expansion projects of joint ventures like SEI and CCS in order to expand their strengths.

6) To fully utilize the advantages of a listed company, increase the capital operation strength, seek new cooperation and joint venture projects in order to formulate new points of profit growth for the Group.

7) To strictly control financial cost, strengthen financial, cost and capital management, and also to make significant progress in handling loan recovery, inventory capital, distribution expenses, administrative and other expenses, financial expenses, etc. as well as to reduce consumption, save costs and to improve efficiency.

XIII. Recent Economic Development and Impact of China's Entry into World Trade Organization ("WTO") on the Group

Given the globalization of world economy and China's entry into WTO, the world economy development has changed rapidly. Capital and technology of overseas enterprises have entered China. The impact, both direct and indirect, on the industry and the Company will gradually surface. The Board of Directors believes that the gradual recession of world economy, the bursting of the I.T. bubble, and particularly the 11 September incident in the US, will have significant impact on the demand and price for copper, plastic and optical fibres. Overseas enterprises will enter the China's market in various forms and accelerate market competition. All these factors will affect the Group's profit. This effect will continue to prevail in 2002 and the following years.

Although domestic telecommunication industry remained a flourishing industry in 2001, the major strategic re-structuring and over-competition of the telecommunication market have affected the Group's market and profit. In 2002, under the propelling wave of the Tenth "Five-Year" Plan of the State and the grand development strategy for Western region, a brand new stage of stimulating telecommunication industry is right ahead of us. While the macro framework structure of China's telecommunication industry has stabilized, we believe the telecommunication industry will have a new round of major development which will generate immense propulsion to the Group's development.

XIV. Report of the directors

A. Use of Proceeds

The Company raised approximately HK$424,000,000 through the issue of 160,000,000 H Shares in December 1994. From the date of listing to 31 December 2001, as stated in the section headed "Use of Proceeds and Working Capital" in the Company's prospectus and "Plan for Change in the Use of Proceeds" passed in the 1998 Annual General Meeting, the Company had used an aggregate amount of HK$331,000,000, of which HK$84,360,000 was used in investment projects, and HK$246,640,000 was used for debt repayment and working capital.

The balance of the unused proceeds amounted to approximately HK$93,000,000, were deposited with banks in the PRC in Hong Kong Dollars, US Dollars and RMB.

In order to fully utilize the unused proceeds and to improve the Company's financial status, the Board of Directors recommends to submit to the 2001 Annual General Meeting for discussion and approval of the use of RMB85,500,000 for the production

expansion plans of CCS and SEI, of which RMB60,600,000 will used for CCS and RMB24,900,000 for SEI.

XV. Overdue Time Deposits

Apart from the above, the Group had no trust deposit, deposit with non-bank financial institutions nor time deposits that cannot be recovered on maturity as at 31 December 2000.

Although the principal and interests of a deposit of RMB30,000,000 in China Lease Company Limited was already discharged as provision for bad debt, we have not given up the effort to recover the same, but recovery was not achieved during the Year.

The Board of Directors is optimistic about the Company's future development. We will grasp opportunities, optimize organizational structure, and improve management level in order to create a bright future for the Company and more benefits for the shareholders.

XVI. Unified Income Tax and Cancellation of Local Government's Tax Rebate

The Company is a high-tech enterprise registered in Hi-Tech Development Zone in Chengdu, Sichuan Province. According to the approval of the State Tax Bureau, the Company enjoys and pays income tax at a preferential rate of 15% for hi-tech enterprise. Accordingly, the Company is not entitled to any income tax rebate.

To date, the Company has not received any notice from the State Tax Bureau of any change in the Company's 15 % income tax rate.

XVII. Shareholding and change in share capital structure

A. 1. Share capital structure

As at 31 December 2001, the Company has not made any arrangement for bonus issue, placing or increase of its shares. There was no change in the Company's share capital structure. It follows that the total number of shares issued by the Company is 400,000,000 shares, of which China PUTIAN Corporation (formerly, China PTIC Information Industry Corporation) holds 240,000,000 issued legal person shares

representing 60% of the total issued share capital and overseas shareholders hold 160,000,000 H shares, representing 40% of the total issued share capital.

B. 2. Shareholding of substantial shareholders

As at 31 December 2001, the largest shareholder of the Company was China PUTIAN Corporation holding 240,000,000 issued legal person shares representing 60% of the total issued share capital of the Company. At the beginning of the Year, HKSCC Nominees Limited held 154,999,999 H shares representing 38.75% of the total issued share capital. At the end of the Year, HKSCC Nominees Limited held 157,522,999 H shares representing 39.38% of the total issued share capital.

As shown in the register of substantial shareholders maintained under section 16(1) of the Securities (Disclosure of Interests) Ordinance of Hong Kong, the Company has been notified by shareholders holding 10% or more of the Company's issued H shares. These are interests other than those held by directors, supervisors and chief executive officers which have already been disclosed.

Save as disclosed above, as at 31 December 2001, the Company is not aware of any shareholding interests which are required to be disclosed pursuant to the Securities (Disclosure of Interests) Ordinance of Hong Kong. The Board of Directors of the Company is not aware of any person holding, directly or indirectly, 10% or more of the interests in the Company's issued H shares.

As indicated by HKSCC Nominees Limited, as at 31 December 2001, the following CCASS participant held 10% or more of the Company's total issued H shares:

Number of H shares held CCASS participant	Percentage of at the end of the Year	H shares
The Hongkong & Shanghai Banking Corporation Ltd.	31,971,000	19.98
Guotai Junan Securities (HK) Limited	24,430,000	15.27

C. 3. Shareholdings of the directors and supervisors

At any time during the Year, none of the directors or supervisors held any shares of the Company's shares. None of the directors or supervisors had any interests in the share capital or debt securities of the Company or any of its associated corporations (as defined in the Securities (Disclosure of Interests) Ordinance). None of the directors, supervisors, their spouses and children under 18 years old was granted the rights to purchase the

shares or debt securities of the Company or any of its associated corporations and there was no exercise of such rights by any of the said persons.。

D. 4. Purchase, sale and repurchase of listed securities

As at 31 December 2001, none of the Company's listed securities was purchased, sold, repurchased or cancelled by the Company or any of its subsidiaries.

E. 5. Convertible securities, share options, warrants and similar instruments

During the Year, the Company did not issue any convertible securities, share options, warrants or similar instruments.

F. Sale Of Staff Quarters

1) Deferred expenses on staff quarters prior to 1998 have been dealt with in the financial report for the year 2000 of the Company.

2) The Company introduced an approved programme for raising funds from its employees to construct staff quarters during 2000 and the Year respectively. As at 31 December 2001, the total amount of deposits received from the staff in respect of such programme amounted to RMB24,977,000 (2000:RMB16,432,000). Upon completion of the fund-raising programme for raising fund, the Company will transfer all the titles of the staff quarters to its staff.

XVIII. Significant Events

A. 1. Transfer of equity interests in Ningbo Pacific CDC Cable Company Limited ("Ningbo CDC")

In December 1993, □□□□□□□□□□□□□□ ("Asia Pacific"), □□□□□□□□□□□□□□ ("Cheng Xian Corp.") and the Company jointly established sino-foreign cooperative joint venture, Ningbo CDC. The Company contributed capital of US$1,540,000, representing 20% of the registered capital and has guaranteed a loan of US$660,000.

Since the operating result of the joint venture has always not been satisfactory, upon numerous discussions and the approval of the fourth meeting of the third Board of

Directors, the three parties agreed to transfer its entire equity interests in Ningbing CDC to Asia Pacific for a consideration of RMB6,000,000 (including US$660,000 principal of loan guaranteed) in order to reduce the loss. As such, the Company will withdraw from the joint venture. The transfer agreement and the Board resolution authorizing such transfer were signed by the authorised representatives and directors of all parties involved and were approved by local government during the Year.

B. 2. Acquisition of shareholder interests of the foreign shareholder in Chongqing Shahzad Multi-layer PCB Co., Ltd. ("Chongqing Shahzad")

In July 1995, the Company, □□□□□□□□□□ ("□□□□") and □□□□□□□□□□□ (the "Foreign Shareholder") jointly established Chongqing Shahzad. The Company contributed capital totalled US$1,330,000, accounting for 35% of the registered capital.

In this year, the Foreign Shareholder, proposed the transfer of the entire 25% equity interests held by it in Chongqing Shahzad. The proposal was considered and approved by the third Board of Directors of the Company in its sixth and seventh meetings. It was resolved that the 25% interests of the Foreign Shareholder be acquired in full by the Company and □□□□. by an aggregate increase in investment of RMB9,000,000. Upon completion of the acquisition, the Company will hold 46.7% of the equity interests in Chongqing Shahzad. At present, apart from the change in operation license, all matters and the procedures in connection with the acquisition have been completed.

C. 3. Resturcturing of □□□□□□□□□□□□ ("Xinlong Company")

In May 2000, the Company, Chengdu Hi-tech District Internet Information Centre and Chengdu Hi-tech Investment Center agreed to jointly establish Xinlong Company.

To grasp the golden opportunity of network development and to accelerate Xinlong Company's development, the seventh and eighth meetings of the third Board of Directors approved the reorganization of Xinlong Company. Xinlong Company will be jointly established by the Company, Chengdu Hi-tech District Internet Information Centre, Beijing Huali Yingfu Network System Technology Company Limited and Ruiyingtong Company. The total investment of Xinlong Company was re-recognized as RMB12,210,000 and registered capital was RMB10,500,000, of which Beijing Huali Yingfu Network System Technology Company Limited and Ruiyingtong Company jointly contributed a total amount of RMB8,140,000 in form of cash, representing 58.5% and 8.2% interests respectively. The Company and Chengdu Hi-tech District Internet Information Centre jointly contributed a total amount of RMB4,070,000 in form of its original asset in Xinlong Company and partially in cash, of which the Company and

Chengdu Hi-tech District Internet Information Centre contributed RMB2,035,000, representing 16.5% interests, respectively. Relevant matters and procedures concerning the restructuring have been completed.

D. 4. Recognition of interests in Sichuan Provincial Telecommunications Cable Plant ("Sichuan Telecommunications")

The Company and the former □□□□□□□□ agreed to jointly established Sichuan Telecommunications in June 1999. The enterprise was principally engaged in the production and sale of telecommunications cables and other professional telecommunications postal products. Since the valuation of the assets of Sichuan Telecommunications was still not completed at that time, it was provisionally resolved that the Company would hold 30.06% equity interests in Sichuan Telecommunications. The resolution was discussed by the Board of Directors of Sichuan Telecommunications on 19 March 2001 and it was resolved that □□□□□□□□□□□□□□□ and the Company would hold 70.04% and 29.96% equity interests in Sichuan Telecommunications respectively. Such resolution was also approved and confirmed by the sixth meeting of the Third Board of Direcotors of the Company held on 18 April 2001.

E. 5. Acquisition of Chengdu Bada Connector Company Limited ("Bada Company")

Established on 17 December 1991 and restructured in August 1993, Bada Company was jointly established by Chengdong Communication Equipment Plant ("Equipment Plant"), the Company and Mr. Zhang Qingzheng, president of □□?□□□□□□ ("Mr. Zhang"). It is a sino-foreign joint venture mainly engaged in manufacturing and selling connectors for electrical appliances and power supply. The Company contributed RMB900,000 representing 30% of the registered capital.

Since 1998, Mr. Zhang has repeatedly asked to assign the total of his 30% interests in Bada Company for a consideration of RMB900,000, which represents his original capital contribution, to the Company. The sixth meeting of the Second Board of Directors and the eighth meeting of the Third Board of Directors approved the Company to purchase Mr. Zhang's 30% interests in Bada Company for RMB900,000 before 2001. After the acquisition, the Company will hold 60% interests in the Company. Relevant matters and procedures are being processed.

F. 6. □□□□□□□□□□□□□ ("Shenzhen Puda Company")

To further expand the market of telephone exchange system cables and to satisfy the customers' demand, the eighth and tenth meetings of the Third Board of Directors approved the Company to jointly establish Shenzhen Puda Company with □□□□. Shenzhen Puda Company is mainly engaged in the assembly of telephone exchange system cables and connectors. The registered capital is expected to be RMB1,000,000, of which the Company contributed RMB700,000, representing 70% of the registered capital. Relevant registration procedure is under way. It is expected to be put into production in the first quarter of 2002.

G. 7. Land use right

To satisfy the need for construction and development in Chengdu city, during the Year the Management Committee of Chengdu High-tech Enterprise Development District resumed the land use right of the 24 mu land where the headquarters of the Company is located. The land use right for 4 mu of the land was exchanged for an equivalent area of land. Apart from that, it was agreed that the remaining 20 mu will be compensated for RMB21,200,000. As at 31 December 2001, RMB8,480,000 has been paid.

H. 8. Change in use of proceeds

In November 1994, in accordance with relevant provisions for issuance and listing of shares, the Company explained the arrangement for the use of proceeds in the section of "Use of proceeds and working capital" in the prospectus. It was planned that approximately HK$160,000,000 will be invested in establishing a joint venture company engaged in manufacturing optical fibres, approximately HK$50,000,000 will be used for establishing a joint venture company engaged in manufacturing optical fibre cables. By 31 December 1997, some projects in the original plan had still not been carried out or they have deviated considerably from the original plan. In order to cater for demand of the market and the need for the Company's development, the Board decided to make necessary amendments to the original plan on the use of proceeds. The proposal was also passed at the 1997 Annual General Meeting. The original HK$160,000,000 for establishing joint ventures of optical fibre was adjusted to HK$3,620,000. Further investment in this project will depend on the sale of relevant products on the market.

In the recent two years, the joint venture companies engaged in producing optical fibre and optical fibres cables have achieved satisfactory results, demonstrating encouraging prospects. To meet the market demand, there has already been plans to enlarge the Company's production capacity, so as to fully utilize the unused proceeds for improving the Company's financial status. The Board of Directors intends to submit the production expansion plan of investing RMB85,500,000 on SEI and CCS to the 2001 Annual

General Meeting for approval, of which RMB60,600,000 will be spent on CCS's expansion plan and RMB24,900,000 on SEI's expansion plan.

I. 9. Change of the Company's English name

Pursuant to the requirement of China PUTIAN Corporation, the Company intends to change the Company's English name "Chengdu PTIC Telecommunications Cable Company Limited" to "Chengdu PUTIAN Telecommunications Cable Company Limited". The Company's Chinese name will remain unchanged. The Company's scope of business will remain the same.

The main purpose of changing the Company's English name is to change the image of the group. There will be no change in the nature and business of the Company.

There shall be a corresponding amendment in Article 2 of the Company's Articles of Association to cope with the Company's change of its English name.

The matter regarding the change of the Company's English name and the amendment of the Company's Articles of Association will be submitted to the Annual General Meeting for approval.

J. 10. Change of the Company's telephone number

Upon receipt of notice from Chengdu Telecommunication Bureau, local telephone numbers of Chengdu will be changed from 7 digits to 8 digits effective from 12:00 am on 20 April 2002. The change is done by adding "8" in front of the original number. Therefore, the Company's original number of 5189711 is changed to 85189711. The original fax number of 5129477 is changed to 85129477. The reception telephone number was changed from 5163556 to 85163556.

XIX. Material Litigation

The Company was not involved in any litigation or arbitration of material importance during the Year apart from what is disclosed in this announcement.

XX. Compliance With The Code Of Best Practice

The Directors of the Company have complied with the Code of Best Practice as set out in Appendix 14 to the Listing Rules during the Year.

XXI. Annual Report and Annual General Meeting

The Company's Annual General Meeting for the year 2001 will be held on 20 June 2002. Agenda of the meeting will be separately announced. The Company's annual report for the year ended 31 December 2001 and the Notice of Annual General Meeting will be posted to shareholders as soon as possible.

Notes:

1. This results announcement is prepared in both Chinese and English. Should any difference arises from the two versions, the Chinese version will prevail.

2. This results announcement will be published on the Company's website: (http://www.cdc.com.cn)

3. A detailed results announcement containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 to the Listing Rules will be subsequently published on the website of The Stock Exchange of Hong Kong Limited in due course.

By Order of the Board

i. **Zhang Shumin**

(1) **Company Secretary**

18 April 2002, Chengdu, the PRC

Please also refer to the published version of this announcement in Hong Kong iMail / Wen Wei Po.

Document10
7/15/02 2:16 PM ()

(16) The Company's 2001 Annual Report, dated April 18, 2002.

(17) The Company's 2001 Annual Results Announcement regarding the audited consolidated income statement and condensed consolidated balance sheet of the Company and its subsidiaries, dated April 18, 2002.

Listed Companies Information

02 JUL 30 AM 9:50

CHENGDU PTIC<01202> - Results Announcement (Summary)

Chengdu PTIC Telecommunications Cable Company Limited announced on 18/4/2002:
(stock code: 1202)
Year end date: 31/12/2001
Currency: RMB
Auditors' Report: Neither
Review of Interim Report by: N/A

		(Audited) Current Period from 1/1/2001 to 31/12/2001 ('000)	(Audited) Last Corresponding Period from 1/1/2000 to 31/12/2000 ('000)
Turnover	:	585,443	524,511
Profit/(Loss) from Operations	:	(4,887)	(67,049)
Finance cost	:	(12,854)	(11,391)
Share of Profit/(Loss) of Associates	:	120,697	14,906
Share of Profit/(Loss) of Jointly Controlled Entities	:	-	-
Profit/(Loss) after Tax & MI	:	64,418	(78,149)
% Change over Last Period	:	N/A	
EPS/(LPS)-Basic	:	RMB0.16	(RMB0.20)
-Diluted	:	-	-
Extraordinary (ETD) Gain/(Loss)	:	-	-
Profit/(Loss) after ETD Items	:	64,418	(78,149)
Final Dividend per H Share	:	NIL	NIL
(Specify if with other options)	:	-	-
B/C Dates for Final Dividend	:	-	
Payable Date	:	-	
B/C Dates for Annual General Meeting	:	17/5/2002 to 20/6/2002 bdi.	
Other Distribution for Current Period	:	-	
B/C Dates for Other Distribution	:	-	

(18) The Company's announcement regarding a proposal to change the English name of the Company and alter the articles of association, dated April 18, 2002.

02 JUL 30

CHENGDU PTIC TELECOMMUNICATIONS CABLE COMPANY LIMITED

(a Sino-foreign joint stock limited company incorporated in the People's Republic of China with limited liability)

PROPOSALS FOR CHANGING THE ENGLISH NAME OF THE COMPANY AND ALTERING THE ARTICLES OF ASSOCIATION

Chengdu PTIC Telecommunications Cable Company Limited (the "Company") intends to change its English company name to "Chengdu PUTIAN Telecommunications Cable Company Limited". Its Chinese company name will remain unchanged. To reflect such a name change, Article 2 of the Company's Articles of Association is proposed to be altered accordingly.

Pursuant to the instructions of China PUTIAN Corporation (formerly China PTIC Information Industry Corporation), the Company's controlling shareholder, the Company intends to change its English name from "Chengdu PTIC Telecommunications Cable Company Limited" to "Chengdu PUTIAN Telecommunications Cable Company Limited". The Chinese name of the Company will remain unchanged.

The proposed change in the English name of the Company arises from the intention of China PUTIAN Corporation to change the image of the group (including the Company) according to its corporate identity system. The nature and business of the Company will remain the same following the change.

To reflect such a name change, Article 2 of the Company's Articles of Association is

proposed to be altered from "Registered Name of Company: Chinese: 成都普天電纜股份有限公司, English: Chengdu PTIC Telecommunications Cable Company Limited" to "Registered Name of Company: Chinese: 成都普天電纜股份有限公司, English: Chengdu PUTIAN Telecommunications Cable Company Limited".

The proposed change in the English name of the Company and alteration to the Articles of Association will be set out in the notice of 2001 Annual General Meeting as proposed special resolutions. A circular will be sent to the shareholders of the Company in relation to such proposals.

The above proposals have yet to be approved by the relevant government authority in the People's Republic of China after the approval by shareholders of the Company. The Company will make an announcement as soon as the approval has been obtained.

By Order of the Board
Chengdu PTIC Telecommunications Cable Company Limited
Xu Mingwen
Chairman

Chengdu, 18 April 2002

Please also refer to the published version of this announcement in Hong Kong iMail / Wen Wei Po.

(19) The Company's announcement regarding notice of annual general meeting dated April 23, 2002.

CHENGDU PTIC TELECOMMUNICATIONS CABLE COMPANY LIMITED

(a Sino-foreign joint stock limited company incorporated in the People's Republic of China with limited liability)

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of Chengdu PTIC Telecommunications Cable Company Limited (the "Company") for the year 2001 will be held at the Conference Room of the Company at Hi-Tech Development Zone, Wai Nan Shen Xian Shu, Chengdu, Sichuan Province, the People's Republic of China at 9:00 am on Thursday, 20 June 2002 for the following purposes:

(1) To consider and approve as ordinary resolutions:

1. the report of the Board of Directors of the Company for the year 2001;
2. the report of the Supervisory Committee of the Company for the year 2001;
3. the audited financial statements of the Company for the year 2001;
4. the profit distribution plan of the Company for the year 2001;
5. the re-appointment of auditors and to authorise the Board of Directors to fix remuneration for the auditors;
6. the financial budget and the investment plan of the Company for the year 2002;
7. the resolution of altering the use of proceeds raised by the Company;
8. the resolution of providing external loan guarantees for the year 2002; and
9. the resolution of purchasing liability insurance for directors and senior management.

(2) To consider and approve as special resolutions:

1. the resolution of the change of English name of the Company; and

2. the resolution of the alteration to the Company's Articles of Association;

(3) To consider other proposals of the shareholders.

By Order of the Board
Zhang Shumin
Company Secretary

Chengdu, the PRC, 23 April 2002

Notes:

1. Holders of the Company's H Shares are reminded that the register of members of the Company's H Shares will be closed from 17 May 2002 to 20 June 2002, both days inclusive, during which period no transfer of H Shares will be registered. Holders of the Company's H Shares, whose names appear on the register of members of the Company on 17 May 2002, are entitled to attend and vote at the Annual General Meeting.

2. Each shareholder entitled to attend and vote at the Annual General Meeting is entitled to appoint one or more proxy(ies) to attend and vote instead of him. A proxy may or may not be a shareholder of the Company.

3. When a shareholder appoints more than one proxy, the proxies appointed may only vote in a poll.

4. To be valid, the form of proxy and, if such proxy is signed by a person on behalf of the appointor pursuant to a power of attorney or other authority, a notarially certified copy of that power of attorney or other authority must be delivered to the Company's H Shares Registrar's address at HKSCC Registrars Limited, 2nd Floor, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong not less than 24 hours before the time appointed for the commencement of the Annual General Meeting.

5. Shareholders who intend to attend the Annual General Meeting are required to send the Notice of Attendance by hand, post, cable or fax to the Company at its registered address before 30 May 2002. Completion and return of the Notice of Attendance will not affect the right of shareholders to attend the Annual General Meeting.

6. The Annual General Meeting is expected to last for half a day. The attending shareholders and proxies shall be responsible for their own travelling and accommodation expenses.

(20) The Company's announcement regarding resolutions passed at the 2001 annual general meeting, dated June 20, 2002.

CHENGDU PTIC TELECOMMUNICATIONS

CABLE COMPANY LIMITED

(a Sino-foreign joint stock limited company incorporated in the People's Republic of China with limited liability)

ANNOUNCEMENT ON RESOLUTIONS PASSED AT THE 2001 ANNUAL GENERAL MEETING

The Annual General Meeting of Chengdu PTIC Telecommunications Cable Company Limited (the "Company") for the year 2001 was held at the Conference Room of the Company at the Hi-Tech Development Zone, Wai Nan Shen Xian Shu, Chengdu, Sichuan Province, the People's Republic of China (the "PRC") on Thursday, 20 June 2002. At the Annual General Meeting, members of the Company or their proxies holding 240,000,000 shares, representing 60% of the entire share capital of the Company, were present and formed the quorum of the meeting in accordance with the Company Law of the PRC and the Articles of Association of the Company. After consideration at the Annual General Meeting:

The following resolutions were passed as ordinary resolutions to approve:

1. the report of the Board of Directors of the Company for the year 2001;

2. the report of the Supervisory Committee of the Company for the year 2001;

3. the audited financial statements of the Company for the year 2001;

4. the profit distribution plan of the Company for the year 2001;

5. the re-appointment of Deloitte Touche Tohmatsu, Hong Kong and Ho & Ho & Company, Hong Kong as the Company's joint international auditors for the year 2002, and Sichuan Huaxin (Group) Public Certified Accountants as the domestic auditor of the Company for the year 2002 until the next annual general meeting of the Company and the authorisation to the Board to determine their remuneration;

6. the financial budget and the investment plan of the Company for the year 2002;

7. the alteration to the use of proceeds raised by the Company;

8. providing external loan guarantees for the year 2002; and

9. the purchase of liability insurance for directors and senior management.

The following resolutions were passed as special resolutions to approve:

1. the change of English name of the Company; and

2. the alteration to the Company's Articles of Association.

By Order of the Board
Zhang Shumin
Company Secretary

Chengdu, the PRC, 20 June 2002

Please also refer to the published version of this announcement in The Standard / Wen Wei Po.

Corporate Profile



Chengdu PTIC Telecommunications Cable Company Limited (the "Company") is one of the largest telecommunications cable manufacturers in the People's Republic of China (the "PRC"). The Company was incorporated in the PRC on 1 October 1994 after its reorganisation, and was listed on The Stock Exchange of Hong Kong Limited on 13 December 1994, through the placing and public offer of 160,000,000 H shares. China PTIC Information Industry Corporation is the controlling shareholder of the Company.

PRINCIPAL ACTIVITIES

The Company and its subsidiaries are engaged in the manufacture and sale of various types of telecommunications cables (including different types of copper cables and optical fibre cables), optical fibres, cable joining sleeves, as well as equipment, manufacturing parts and materials for the production of cables.

NUMBER OF EMPLOYEES OF THE GROUP

The Group had 2094 employees as at 31 December 2000.

Address of the Company: Hi-Tech Development Zone, Wai Nan Shen Xian Shu, Chengdu, Sichuan Province, the PRC.

Postal Code: 610042

Chairman's Statement

To Shareholder:

I am pleased to present the report of Chengdu PTIC Telecommunications Cable Company Limited (the "Company") for the year ended 31 December 2000 (the "Year") and would like to express our kind regard to all shareholders on behalf of the board of directors of the Company (the "Board of Directors") and all members of staff.

During the Year, a re-election of the Board of Directors of the Company has taken place and members of the third Board of Directors were elected. At the first Board meeting of the third Board of Directors, I was unanimously elected as the Chairman. I would like to express gratitude to all members of the second Board of Directors on behalf of the third Board of Directors for their efforts and achievement in the development of the Company and the safeguard of the interests of all shareholders.

During the Year, grasping the great opportunity of the increasing demand in communication product market after the telecommunications system reform and corporate reorganisation in the People's Republic of China (the "PRC"), the Company further reinforced its concept of adjustment, development, expansion and leap with respect to the state of production and operation of the Company in recent years and the necessity for future development, and confirmed its recent mission to adjust and develop the Company. In addition, endeavouring to reform, strengthen management, standardise operation, expand market, reduce costs and increase efficiency, the Company achieved outstanding effects and satisfactory results. During the Year, there was a significant growth in the production and sale the Company's products over the previous year. Although there was a higher growth in the current profit from operation over the previous year, the Company still recorded a loss attributable to shareholders owing to factors including fierce market competition, high manufacturing cost and the steadier write-off in respect of inventories and account receivable.

The turnover of the Company and its subsidiaries (collectively referred to as the "Group") for the year ended 31 December 2000 was RMB524,511,000, representing a 55.7% increase over the previous year. Loss attributable to shareholders was RMB78,149,000. The amount of the net assets at year ended was RMB732,798,000, representing a 9.9% decrease over the year 1999. Loss per share was RMB0.20.



本公司董事長—徐名文先生
Mr. Xu Mingwen — Chairman of the Company

During the year, we grasped the opportunity of the transfer of interests in Siemens Optical Fibre Cables Ltd., Chengdu by Siemens Aktiengesellschaft of Germany and successfully completed the transfer of equity interests and developed a working relationship with Corning International Corporation of the U.S.A.. Chengdu CCS Optical Fiber Cable Co., Ltd. was established. While maintaining a stable product quality and an increasing production volume, it also achieved a significant growth in earnings. Chengdu SEI Optical Fiber Co., Ltd. successfully solved the problems of low production volume and passing rate. By grasping the opportunity of improvement in the market environment and endeavouring to increase the production volume to expand market, its production volume reached its designated production capacity. Earnings increased significantly and a turnaround profit was realised. Recently, it has further planned to expand its production capacity. Chengdu MCIL Radio Communications Cable Co., Ltd. successfully commenced operation and entered the market. Its products have a bright market prospect and satisfactory investment returns. Chengdu Cable Plant of the Ministry of Posts and Telecommunications Shuangliu Heat Shrinkable Products Sub-Plant and Dongguan CDC Cable Factory Co., Ltd. maintained a stable growth in their earnings. A setup with headquarters of the Company at the centre and five joint ventures as pillars was initially formed, laying a solid foundation for the healthy, speedy development of the Company in the future and satisfactory returns.

In the new year, telecommunications is still a focused industry under the Tenth Five Year Plan of the PRC State. The State's implementation of a massive western China development strategy will speed up the construction of telecommunication infrastructure in central and western China. The Ministry of Information Industry requires the doubling of the market scale of information industry every five years and a first class fixed and mobile telephone network capacity under the Tenth Five Year Plan. All these will provide new markets and opportunities for the development of the Company. With this favorable opportunity, the Company will endeavour to step up its pace of reform, strengthen its adaptability, fully utilise the advantage of its listed status and enhance its capital operation. Actively exploring the concept of telecommunications cable as support, optical fibres, optical fibre cables and optical telecommunications equipment as spearhead and assets as propeller, and through the introduction of advanced technology around the world, the Company will ceaselessly make adjustment to its product mix, expand its operation scale and participate in international telecommunications products competition so as to continue the development of the Company, create more benefits for our shareholders and contribute to the development of the telecommunications industry of the PRC.

I would like to express gratitude on behalf of the Board of Directors to all shareholders for your trust and support given, and to our staff for their hard work throughout the Year.



Xu Mingwen
Chairman

Chengdu, the PRC, 18 April 2001

Operations Review and Analysis



本公司常務副董事長，總經理—郭愛清先生
Mr. Nuo Aiching — Standing Deputy Managing Director and General Manager of the Company

TURNOVER

For the year ended 31 December 2000 (the "Year"), turnover of the Chengdu PTIC Telecommunications Cable Company Limited (the "Company") and its subsidiaries (collectively referred to as the "Group") amounted to RMB524,511,000, representing an increase of 55.7% from RMB336,851,000 for the year ended 31 December 1999.

Loss Attributable to Shareholders During the Year

The Group's loss attributate to shareholders for the Year was RMB78,149,000. Loss attributable to shareholders for the year ended 31 December 1999 was RMB101,066,000.

ANALYSIS OF THE RESULTS

Major Reasons for the Increase in Turnover

The turnover for the Year increased significantly as compared with the year ended 31 December 1999. The significant improvement in efficiency was mainly attributable to the following factors:

1. After the State's strengthened development in western China and the gradual completion of China telecommunications system reform and corporate reorganisation, there was a dramatic increase in and acceleration of the investment in fixed assets of posts and telecommunications and a stronger demand in telecommunications cable market;

2. The Group strengthened sales efforts and consolidated new sales network. The morale of the sales team was boosted; and

3. The Group expedited the disposal and reorganisation and enhanced the management of joint venture companies. As a result, the return on investment increased significantly, making positive and significant effects on the Group's growth in turnover and efficiency.

Major Reasons for the Continuous Loss Attributable to Shareholders

The profit did not increase in line with the turnover because of the Group's drastic product price drop in response to the fierce competition in the industry. Rise in prices of raw materials also increased production cost. The continued high operating and administrative expenses, written off of stocks and bad debts also adversely affected the growth in the Group's profit. Although the Group achieved its target of profit from operation for this Year, the Group still incurred a loss attributable to shareholders as a result of the above factors.

REVIEW OF MAIN BUSINESSES

During the Year, facing opportunities and challenges, the board of directors of the Company (the "Board of Directors") and the operating management further reinforced the concept of reform and development. The Company had endeavoured to reform, strengthen management, standardise operation, expand market and reduce costs. In addition, various measures were taken to increase productivity, sales and efficency, and to achieve the Company's target of turning loss to profits. The main business activities are summarised as follows:



1. To grasp at the opportunity given by the growth in demand in the telecommunications market after the China telecommunications system reform and corporate reorganisation, the Company actively carried out market research, adjusted the sales strategy, strengthened and refined the sales team, motivated the sales staff, further expanded the market share and improved the sales networks. As a result, the Group's cable and optical fibre products obtained favourable evaluation from customers during the designated cable suppliers selection meeting in 2000 attended by major national postage and telecommunications customers of the State. The Group was again short-listed in the list of designated producers.

2. In order to strengthen the corporate management, upon the re-election of the Board of Directors, the Company carried out comprehensive amendments to its original corporate management procedures and systems. This laid a good foundation for the Company to further standardise the operation procedures, strengthen and improve corporate management and raise the standard of scientific management in the future.

3. During the Year, the Company's ISO9002 Quality Assurance System passed the review of Beijing 9000 Quality assurance System Certification Centre and obtained the certificate and registration. At the same time, the Company also passed the second review of various customers including Beijing Siemens, Beijing and Nanjing Ericsson, Huawei, Zhonging and Fujitsu etc.. During the Year, the Company achieved good results in product development. Eight products including A1 cables, C5 cables, No. 5 cables, nylon insulating program control telecommunications cables, small diameter high frequency digital transmission telecommunications cables and mobile station antenna telecommunications cable EXT026 had passed the review at corporate level. Certain products were put into production and revenue was generated therefrom. These new products will make further contribution to the Company's profits in the future.



4. The progress of the expansion or technological renovation project with a total investment of RMB14,000,000 as approved by the Board of Directors in respect of production lines of telephone exchange system cables, No. 5 cables, television cables and optical fibre lines was satisfactory. Part of the project was completed and revenue was generated. The remaining project will be completed before June this year as planned.

5. During the Year, pursuant to the adjustment in its strategy, Siemens Aktiengesellschaft of Germany has transferred all its 50% equity interests in Siemens Optical Fibre Cables Ltd, Chengdu to Corning International Corporation of the U.S.A. As a result, the Company has developed a working relationship with Corning International Corporation. Subsequent to the transfer of equity interests, the company name of Siemens Optical Fibre Cables Ltd., Chengdu was changed to Chengdu CCS Optical Fiber Cable Co., Ltd. That company recorded a growth in profit while maintaining the quality of products and a steady increase in production volume.

6. During the Year, Chengdu SEI Optical Fiber Co. Ltd., a 75% owned subsidiary of the Company, achieved a significant enhancement in product quality and production volume and reduction in materials consumption by improving its skills and technology. The production operations were satisfactory. The production volume of optical fibres nearly reached the designated production capacity and created economic benefits. As a result, the subsidiary turned around from a loss position to profitable operation.

7. Following the approval of its quality assurance system last year and the recognition by specialists organised by the Ministry of Information Industry and commencement of production of RF telecommunications cables, Chengdu MCIL Radio Communications Cable Co. Ltd., a 70% owned subsidiary of the Company, successfully introduced its products into the market and the products were well-accepted by customers. Such products and other new products to be developed in the future will have a good prospect in the market and a general favourable return on investment.

8. Upon approval by the Board of Directors, the Company, 中國聯通四川省公司 and 成都高新區互聯網信息中心 had jointly set up an integrated wideband information network system in Hi-Tech Zone, Chengdu. The registered capital of the project amounted to RMB5,000,000 and the Company's investment in the project amounted to RMB1,500,000. The project has commenced operation. This arrangement represents a new attempt of the Company to expand its business and will bring a new foundation of profit growth to the Company.

9. In order to strengthen the management of investments and joint venture companies and ensure investment return, the Company established investment management department during the Year. By a series of research and investigation, the department provided various valuable advice to different joint venture companies according to their individual situations. Following the advice and upon the approval of the Board of Directors, the Company transferred its entire 20% equity interests in Ningbo Pacific CDC Cable Company Limited to 亞洲太平洋電線電纜有限公司 of Taiwan and liquidated and dissloved 深圳金郵通訊設備有限公司.

Business Outlook

2001 is the first year for China to implement the Tenth Five-Year Plan in the new century. It is also a critical year for the Company to make a good start to realise the two-phase development of "modification and expansion". Following China's imminent entry into World Trade Organisation and the gradual implementation of the massive western China development strategy, the Company will grasp this historical opportunity and insist on concept, mechanism and technology innovation. In addition, the Company will endeavour to solve any unfavourable factors so as to fulfil its operating goals. The Company will implement the following measures:

1. To further strengthen the concept of market operation, consolidate and improve its existing sales and marketing network and its new sales and marketing mechanism. The Company will enhance the capability of sales staff to work independently, endeavour to develop the markets for both new and existing products, increase its market share and speed up the recovery of accounts receivable by fully utilising the opportunity arises from market transformation.

2. To strengthen management and enhance the level of standardised operations. The Company will strengthen fundamental corporate management and various professional management practices with a focus on capital and cost management. The Company will also endeavour to find new sources of income, increase revenue, reduce costs, close any loopholes, reduce consumption and enhance efficiency.

3. To properly implement the capacity expansion projects in respect of telephone exchange system cables, television cables, No. 5 cables and optical fibres. By way of self-development, introduction from overseas or joint venture arrangement, the Company will speed up the development of new products which have good market prospects so that the new products can sooner become a reliable source of the Company's income.

4. To take full advantage of being a listed company. The Company will further develop the capital market and strengthen the utilisation of capital resources in order to enhance the competitiveness of the Company.

5. To further strengthen the function of investment management department. The Company will review its relationship with its associates with the focus on strengthening management, expanding the market and improving effectiveness so that its associates with good prospects can expand their operations to the greatest extent and maintain their leading positions in the market. Enterprises with no prospect will be disposed of in order to reduce the burden of the Company. The Company will develop new investment projects which may become a new foundation of the Company's profit growth.

The Board of Directors is optimistic about the Company's business prospects. By comprehensive market researches, careful studies and elaborate planning, the Company will grow steadily and bring further benefits to the its shareholders.

Kuo Aiching
Deputy Managing Director and General Manager
18 April 2001

Report of the Directors

The board of directors (the "Board of Directors") of Chengdu PTIC Telecommunications Cable Company Limited (the "Company") present their report and the audited financial statements of the Company and its subsidiaries (collectively referred to as the "Group") for the year ended 31 December 2000 (the "Year").

ACCOUNTS

1. The results of the Group are set out in the consolidated income statement on page 36 of this annual report.

2. The state of affairs of the Group and the Company as at 31 December 2000 are set out in the balance sheets on pages 37 to 38 of this annual report.

3. The consolidated recognised gains and losses of the Group is set out in the consolidated statement of recognised gains and losses on page 39 of this annual report.

4. The consolidated cash flow of the Group is set out in the consolidated cash flow statement on pages 40 to 41 of this annual report.

FINANCIAL SUMMARY

The follwoing is a summary of the results and of the asests and liabilities of the Group for the past five financial years ended 31 December 2000 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

	2000	1999	1998	1997	1996
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
		(As restated)	(As restated)	(As restated)	(As restated)
Turnover	524,511	336,851	484,070	534,824	628,591
(Loss) Profit before taxation	(58,568)	(87,080)	30,302	(24,296)	(23,394)
Taxation	(10,837)	(14,534)	(5,333)	(3,746)	(2,985)
(Loss) Profit before minority interests	(69,405)	(101,614)	24,969	(28,042)	(26,379)
Minority interests	(8,744)	548	(9,166)	(7,055)	(2,703)
(Loss) Profit attributable to shareholders	(78,149)	(101,066)	15,803	(35,097)	(29,082)
Total assets	1,163,643	1,225,180	1,378,605	1,447,175	1,418,641
Total liabilities and minority interests	(430,845)	(411,556)	(454,119)	(538,492)	(482,787)
Net assets	732,798	813,624	924,486	908,683	935,854

As explained in note 2 to the financial statements on page 42 of this annual report in the Year, the Directors have re-assessed the accounting policy for the expenditure of deferred staff quarters benefit and determined that it is more appropriate that the expenditure is charged to the income statement in the period in which it is incurred.

In addition, in 1999, the Group has adopted an accounting policy for pre-operating expenses that the expenditure is charged to the income statement in the period in which it is incurred.

These changes have been applied retrospectively and the financial information for the four years ended 31 December 1999 have been restated in line with these new accounting policies.

PRINCIPAL ACTIVITIES

The principal activities of the Group are the manufacture and sale of various types of telecommunications cables (including different types of copper cables and optical fibre cables), optical fibres, cable joining sleeves, as well as equipment, manufacturing parts and materials for the production of cables.

Analyses of the Group's turnover and contribution to results from operations for the Year are analysed by principal activity and geographical market as set out in note 4 to the financial statements on page 49 of this annual report.

Major Suppliers And Customers

Analyses of the Group's single largest supplier and the top five largest suppliers, and the Group's single largest customer and the top five largest customers for the Year are as follow:

	Percentage	
	2000	1999
	%	%
Purchases		
Single largest supplier	17	14
Five largest suppliers combined	45	35
Sales		
Single largest customer	4	5
Five largest customers combined	13	22

As far as the Directors are aware, none of the Directors or Surpervisors or their associates or any shareholders holding of 5% or more of the Company's share capital owned any direct or indirect interests in the share capital of the five largest customers of the Group for the year.

FINAL DIVIDEND

Considering the operating loss of the Company for the Year, the Directors do not recommend the payment of a final dividend for the Year.

SUBSIDIARIES

Details of the Company's subsidiaries as at 31 December 2000 are set out in note 15 to the financial statements on pages 58 to 59 of this annual report.

RESERVES

Details of the changes in the reserves during the Year are set out in note 25 to the financial statements on pages 69 to 71 of this annual report.

PROPERTY, PLANT AND EQUIPMENT

Details of the changes in the property, plant and equipment during the Year are set out in note 13 to the financial statements on pages 55 to 56 of this annual report.

SHARE CAPITAL

Details of the share capital of the Company are set out in note 24 to the financial statements on page 68 of this annual report.

The Company did not make any bonus issue, share placings or issuing of shares during the Year, and there was no change in the share capital of the Company in both years and the period from 31 December 2000 up to the date of this annual report.

USE OF PROCEEDS

The Company raised approximately HK$424,000,000 through the issue of 160,000,000 H Shares in December 1994. From the date of listing to 31 December 2000, as stated in the section headed "Use of Proceeds and Working Capital" in the Company's prospectus and "Plan for Change in the Use of Proceeds" passed in the 1998 Annual General Meeting, the Company had used an aggregate amount of HK$358,300,000, of which HK$84,360,000 was used in investment projects, and HK$273,940,000 was used for debt repayment and working capital.

The balance of the proceeds raised amounted to approximately HK$65,700,000, of which HK$5,600,000, US$3,500,000 (approximately HK$27,700,000) and RMB34,400,000 (approximately HK$32,400,000) were deposited with banks in the People's Republic of China (the "PRC").

OVERDUE TIME DEPOSITS

1. Despite postponement of repayment date and renewal, the Company was unable to recover a one-year term deposit of RMB30,000,000 deposited at China Leasing Company Limited ("China Leasing") on 4 July 1997.

In order to protect the Company's interests, the Company had taken a legal action against China Leasing for recovery of such deposit and accrued interest. In December 1999, Beijing Intermediate People's Court ruled that China Leasing should repay the deposit together with accrued interest to the Company. In view of the fact that China Leasing promised to repay the deposit and accrued interest and China Leasing was in the process of restructuring, the Board of Directors believed that the full amount of the deposit could be recovered in due course and it was not necessary to make bad debt provision for the deposit. However, the Company's joint international auditors considered that there was insufficient information in support of such accounting treatment. Accordingly, they expressed a qualified opinion in their auditors' reports for 1998 and 1999.

It is understood that there has been no substantive progress in China Leasing's restructuring in 2000. The operating conditions and financial position of China Leasing have been deteriorating. It is uncertain whether the Company can recover the deposit and accrued interest. In accordance with the principle of prudence, the Board of Directors agreed to make bad debt provision for such deposit and accrued interest in the Year.

China Leasing is not a connected person (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules")) of the Company.

The deposit is not a trust deposit lent to third parties.

The deposit accounted for approximately 3.9% of net asset value of the Group as at 31 December 2000. The Board of Directors expects that such accounting treatment on the deposit and accrued interest will not have material adverse effects on the Company's working capital and operation but will affect the Company's net asset value and operating results for the Year.

2. As disclosed in the Company's 2000 interim report, the Company placed a time deposit of RMB10,000,000 with 成都匯通城市合作銀行 (the "Bank") with the maturity date being 5 March 2000. The Chengdu Branch of the People's Bank of China announced on 31 January 2000 that the licence of the Bank was revoked with effect from that day and that its assets and liabilities were taken over by Chengdu City Commercial Bank. The Bank was unable to repay the deposit and the accrued interest on the maturity date. The deposit and accrued interest was repaid to the Company in full in November 2000 after verification and confirmation of the outstanding balance and ownership of the deposit by Chengdu City Commercial Bank.

Apart from the above, the Group has no trust deposit, deposit with non-bank financial institutions or time deposits that cannot be recovered on maturity as at 31 December 2000.

FINANCIAL POSITION

As at 31 December 2000, the Group's total liabilities (excluding minority interests) and shareholders' equity amounted to RMB339,041,000 (1999: RMB321,838,000) and RMB732,798,000 (1999: RMB813,624,000) respectively. The percentage of the Group's total liabilities (excluding minority interests) to the shareholders' equity was 46.3% (1999: 39.6%).

LIQUIDITY AND SOURCE OF FUNDS

The Group's net cash inflow from operating activities amounted to RMB32,309,000 during the Year (1999:RMB105,931,000).

During the Year, the Group spent a total of RMB769,000 (1999:RMB4,731,000) and RMB14,024,000 (1999: RMB26,617,000) respectively on the purchase of property, plant and equipment and on construction in progress.

As at 31 December 2000, the Group's total liabilities and minority interests amounted to RMB430,845,000 (1999:RMB411,556,000). The Group made interest payments of RMB12,194,000 (1999:RMB12,553,000) during the Year.

RECENT ECONOMIC DEVELOPMENT

The Board of Directors of the Company reviewed the effect of global and Asian economic development on the Group's business and financial position in 2000. Since the telecommunications cables and other auxiliary products manufactured and sold by the Group mainly aim at the China market, the Board of Directors is of the opinion that the global and Asian economic situations did not have material affect on the Group's production and sales for 2000. The gradual implementation of the development in western China by the State and the continuing policies on development of information technology and production business will substantially stimulate the development of the market for telecommunications cable products, thus providing a much wider external environment for the sales of telecommunications cable products. This will bring about very significant positive effects on the Group's development. However, in view of the trend of globalisation, the recovery of Asian economy and rapid development of the global information, network technology and business especially the changes in prices of petroleum and related products around the world, the demand and prices for copper, plastics and optical fibres will be materially affected. This will in turn affect the profit of the Company.

IMPACT ON THE GROUP FROM JOINING WORLD TRADE ORGANSIATION ("WTO")

China's accession into the WTO is beneficial to the Group in respect of reform and development of corporate market, technology and management in the long run. In the short run, it will bring about pressure as well as benefits. After China's accession into the WTO, import tax rate of certain raw materials of the Company will be lowered and production cost will be further reduced. At the same time, China's accession into the WTO will also intensify market competition of the Company's products. This is mainly due to the equal treatment to competitive foreign companies' products in entering into the China market and this may affect the sale of Company's products.

UNIFIED INCOME TAX AND CANCELLATION OF LOCAL GOVERNMENT'S TAX REBATE

The Company is a high-tech enterprise registered in Hi-Tech Development Zone in Chengdu, Sichuan Province. According to the approval of the State Tax Bureau, the Company enjoys and pays income tax at a preferential rate of 15% for hi-tech enterprise. Accordingly, the Company is not entitled to any income tax rebate.

To date, the Company has not received any notice from the State Tax Bureau of any change in the Company's 15 % income tax rate.

NUMBER OF SHAREHOLDERS

Details of the number of shareholders as recorded in the register of members of the Company as at 31 December 2000 are as follows :

Classification	Number of shareholders
State-owned legal person shares	1
Overseas listed foreign invested shares ("H Shares")	220
Total number of shareholders	221

SHAREHOLDING OF SUBSTANTIAL SHAREHOLDERS

As at 31 December 2000, the register of substantial shareholders showed that China PTIC Information Industry Corporation ("PTIC") holding 240,000,000 issued stated-owned legal person shares representing 60% of the total issued share capital of the Company.

As shown in the register of substantial shareholders maintained under section 16(1) of the Hong Kong Securities (Disclosure of Interests) Ordinance, the Company has been notified by the above shareholder holding 10% or more of the Company's issued share capital. These are interests other than those held by directors, supervisors and chief executive officers which have already been disclosed (if any).

Save as disclosed above, as at 31 December 2000, the Company is not aware of any shareholding interests which are required to be disclosed pursuant to the Securities (Disclosure of Interests) Ordinance of Hong Kong. The Board of Directors of the Company is not aware of any person holding, directly or indirectly, 10% or more of the interests in the Company's issued share capital.

At the beginning of the Year, HKSCC Nominees Limited held 154,789,799 H shares representing 38.7% of the total issued share capital. At the end of the Year, HKSCC Nominees Limited held 154,999,999 H shares representing 38.8% of the total issued share capital. As indicated by HKSCC Nominees Limited, as at 31 December 2000, the following CCASS participant held 10% or more of the Company's total issued share capital:

CCASS participant	**Number of H shares held at the end of the Year**	**Percentage of H Shares**
The Hongkong & Shanghai Banking Corporation Ltd	24,232,532	15.15

DIRECTORS, SUPERVISORS, JOINT COMPANY SECRETARIES AND SENIOR MANAGEMENT

The Directors, Supervisors, company secretaries and senior management who held office during the Year and up to the date of this report are as follows:

1. Directors

Mr. Xu Mingwen, aged 46, received postgraduate education, senior engineer is currently Chairman of the Company and Vice President of PTIC. Mr. Xu was previously Chief Engineer of Guangzhou P & T Communications Equipment Factory and took up several positions including Deputy Chief Engineer and Deputy General Manager of China National Posts and Telecommunications Industry Corporation. He studied a master's postgraduate course at Central Europe International Business College. He has extensive experience in corporate management, technology development and project management. Mr. Xu was elected Executive Director of the third Board of the Directors on 22 September 2000.

Mr. Kuo Aiching, aged 45, received tertiary education, senior engineer, is currently a Deputy Managing Director and General Manager of the Company. Mr. Kuo joined the Company in April 1999 and was Assistant to Factory Manager and Standing Factory Manager, Factory Manager of Houma Cable Plant of the Posts and Telecommunications Ministry and Director of the second Board of Directors, Standing Deputy Managing Director and General manager of the Company. He has extensive experience in design, production and corporate management of telecommunications cables. Mr. Kuo was elected Executive Director of the third Board of Directors on 22 September 2000.

Mr. Wang Zhongfu, aged 35, received postgraduate education, senior engineer. He is currently a Director of the Company and General Manager of International Co-operation Division of PTIC. Mr. Wang joined the Company in October 1997 and was previously Deputy General Manager of the Investment Management Division of PTIC and Director of the second Board of Directors of the Company. He has extensive experience in management of listed companies and joint ventures. Mr. Wang was elected Executive Director of the third Board of the Directors on 22 September 2000.

Mr. Bao Yuhong, aged 29, received tertiary education, is an economist. He is currently the Director, Deputy General Manager of the Company and Deputy General Manager of the Financial Division of PTIC. Mr. Bao joined the Company in September 2000. He worked previously in the Corporate Planning Division of PTIC. and has certain experience in corporate management and operations of holding companies. Mr. Bao was elected Executive Director of the third Board of Directors on 22 September 2000.

Mr. Zhang Zhongqi, aged 43, received college education, is a senior accountant. He is currently a Director of the Company and Deputy General Manager of the Finance Division of PTIC. Mr. Zhang joined the Company in September 2000 and was seconded to Beijing Ericsson Mobile Communication Co., Ltd. as Manager of the Finance Division. He has extensive experience in finance management of state-owned enterprises and financial control and operations of joint ventures. Mr. Zhang was elected Executive Director of the third Board of Directors on 22 September 2000.

Mr. Su Jialing, aged 56, received tertiary education, senior engineer, is currently a Director and a Researcher of the Company. Mr. Su joined Chengdu Cable Plant of the Ministry of Post and Telecommunications ("CCP") in 1970. He has extensive experience in technology application and renovation. He was previously Deputy Factory Manager of CCP and Executive Director of the first Board of Directors and Deputy General Manager. Mr. Su was elected Executive Director of the third Board of Directors on 22 September 2000.

Mr. Qin Yaowu, aged 34, received postgraduate education, senior engineer, is currently a Director and Deputy General Manager of the Company. Mr. Qin joined CCP in August 1988. He was previously the Deputy-in-charge of the optical fibre engineering office and Factory Manager of the optical fibre factory and Director and Deputy General Manager of the second Board of Directors. He studied a master's postgraduate course of business management at Management College of Xian Jiaotong University. He has extensive experience in the production, operation and management of enterprises. Mr. Qin was elected Executive Director of the third Board of Directors on 22 September 2000.

Ms. Chen Po Sum, aged 69, is currenty a Non-Executive Director of the Company. She was a Non-Executive Director of the first and second Board of Directors and a member of Audit Committee since 30th September 1994. She was previously the First Vice-Chairman of The Stock Exchange of Hong Kong Limited and is a Director of Hong Kong Securities Clearing Company Limited and Non-executive Director or Director of a number of Hong Kong listed and private companies and a consultant of Sichuan Province Disable Persons Federation. Ms. Chen was elected Non-Executive Director of the third Board of Directors on 22 September 2000.

Mr. Sun Jiayuan, aged 57, received postgraduate education. He is currently a Non-Executive Director of the Company and the Vice Chairman of the Chinese People's Political Consultative Conference in Chengdu City as well as the Vice Chairman and Secretary of the Financial Leading Group in Chengdu City. Mr. Sun also held important offices such as officer of the Planning Committee and Deputy Mayor of Chengdu City. Mr. Sun was elected Non-Executive Director of the third Board of Directors on 22 September 2000.

Each of the Executive Directors appointed on 22 September 2000 has entered into a service contract with the Company. The service period is three years commencing from 1 October 2000 till 30 September 2003.

The term of office of the above Executive Directors and Non-Executive Directors is renewable upon re-election or re-appointment.

2. Supervisors

Mr. Zhang Xiaocheng, aged 43, received postgraduate education, senior economist. He is currently a Chairman of Supervisory Committee of the Company and General Manager of the Corporate Management Department of PTIC. Mr. Zhang joined the Company in October 1997 and was Director of the second Board of Directors of the Company. He has extensive experience in corporate management. Mr. Zhang was elected Supervisor for the third Supervisory Committee of the Company on 22 September 2000.

Mr. An Minmin, aged 54, received college education, senior accountant. He is Supervisor of the Company. Mr. An joined CCP in 1968. He has extensive experience in finance management. He was the Deputy Chief Accountant of CCP, a Director of the first and second Board of Directors and the Chief Accountant. He was elected Supervisor for the third Supervisory Committee of the Company on 22 September 2000.

Ms. Hong Xiurong, aged 48, received tertiary education, senior engineer. She is Supervisor and Vice Chairperson of the Labour Union of the Company. She joined CCP in 1970. Ms. Hong was previously Head of the Technology Division of CCP and has extensive experience in design, production and technology management of telecommunication cables. Ms. Hong was democratically elected Supervisor for the third Supervisory Committee through the Company's labour representative meeting.

Each of the Supervisors appointed on 22 September 2000 has entered into a service contract with the Company. Service period is three years commencing from 1 October 2000 till 30 September 2003, and is renewable upon re-election or re-appointment.

3. Joint Company Secretaries

Mr. Zhang Shumin, aged 58, senior engineer, Joint Secretary of the Company. He joined CCP in 1967 and was the Deputy Factory Manager of CCP. He was the Secretary to the first and second Board of Directors. He has extensive experience in national policies and corporate management.

Mr. Stephen Mok, aged 36, Joint Secretary of the Company, partner of Simmons & Simmons, Hong Kong. He was appointed as secretary to the first and second Board of Directors.

4. Senior Management

Mr. Luo Shiwen, aged 56, senior economist, Secretary of the Party Committee and Deputy General Manager of the Company. He joined the Company in 1968.

Mr. Fan Xianda, aged 48, engineer, Deputy General Manager of the Company. He joined the Company in 1971.

Mr. Dai Kang, aged 35, senior engineer, Deputy General Manager of the Company. He joined the Company in 1987.

Ms. Huang Zhili, aged 46, Accountant, Financial Officer and Deputy Chief Accountant of the Company. She joined the Company in 1971.

SERVICE CONTRACTS OF DIRECTORS AND SUPERVISORS

Each of the Executive Directors and Supervisors has entered into a service contract with the Company. The service period is three years commencing from 1 October 2000 until the termination of the term of this Board of Directors on 30 September 2003.

INTERESTS OF DIRECTORS AND SUPERVISORS IN CONTRACTS

There were no contracts of significance in relation to the Company's business (to which the Company or any of its subsidiaries was a party), and in which any Director or Supervisor had a material interest, whether directly or indirectly, subsisting at the end of the Year or at any time during the Year.

INTERESTS OF DIRECTORS AND SUPERVISORS IN SECURITIES

As at 31 December 2000, none of the Directors, Supervisors or their respective associates had any interests in any securities of the Company or any of its associated corporations which were required to notify the Company and the Hong Kong Stock Exchange pursuant to Section 28 of the Securities (Disclosure of Interests) Ordinance, including interests which were deemed or taken to have under Section 31 or Part I of the Schedule to that Ordinance, or which were required, pursuant to Section 29 of that Ordinance, to be entered in the register referred to therein or which were required to notify the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transaction by Directors of Listed Companies.

THE PURCHASE AND SALE OF SECURITIES BY DIRECTORS AND SUPERVISORS.

At no time during the Year was the Company or any of its subsidiaries a party to any arrangement to enable the Directors and Supervisors of the Company to acquire benefits by means of acquisition of shares in, or debentures of, the Company or any other body corporate.

EMOLUMENTS OF DIRECTORS

Details of emoluments of Directors are set out in note 7 to the financial statements on pages 51 of this annual report.

FIVE HIGHEST PAID PERSONNEL

The five individuals whose remuneration were the highest in the Group during the Year were Directors and Supervisors of the Company.

SALE OF STAFF QUARTERS

1. Prior to 1998, the Company sold the title of certain quarters in whole to its staff at preferential prices in accordance with the State housing reform policy, local government regulations and the revised housing reform policy of the State and local government. The difference between the proceeds from sale of quarters to staff at preferential prices and the costs for such quarters was recorded as deferred staff quarters benefits. In prior years, the Group's accounting policy was that such costs were deferred and amortised over the estimated average working lives of the staff. In the current year, the Board of Directors have re-assessed this accounting policy and determined that it is more appropriate that the expenditure is charged to the income statement in the period in which it is incurred.

   This change has been applied retrospectively, resulting in an increase in the Group's accumulated losses as at 1 January 1999 of RMB39,784,000, a decrease in the Group's loss for the year ended 31 December 2000 by RMB22,055,000 (1999: a decrease in the Group's loss by RMB2,115,000), and a decrease in the Group's net assets as at 31 December 2000 by RMB15,614,000 (1999: a decrease in the Group's net assets as at 31 December 1999 by RMB37,669,000).

2. The Company introduced an approved programme for raising funds from its employees to construct staff quarters in 1998. Pursuant to such programme, the quarters constructed by the use of funds raised were sold to employees at cost without any preferential discount or the benefit of service period discount or lumpsum payment discount. A sum of approximately RMB12,000,000 has been raised from the employees. The construction of quarters under that programme was all completed in 1999. But the cost of construction has not been calculated. The property ownership certificates are under application. The staff will have the entire ownership right after purchase of the quarter and will be issued a property ownership certificate by the Ownership Supervision Office of Chengdu Housing Reform Bureau.

3. During the Year, the Company had another approved staff funding quarters construction program similar to that mentioned in paragraph 2 above. This programme has raised approximately RMB4,000,000 from the employees and will be completed next year.

PURCHASE, SALE AND REDEMPTION OF THE COMPANY'S LISTED SECURITIES

There was no purchase, sale or redemption by the Company, or any of its subsidiaries, of the Company's listed securities during the Year.

BANK BORROWINGS AND INTEREST CAPITALISED

Details of bank borrowings of the Group and the Company are set out in note 23 to the financial statements on page 67 of this annual report. Details of interest capitalised by the Group during the Year are set out in note 8 to the financial statements on page 52 of this annual report.

PRE-EMPTIVE RIGHTS

Under the Articles of Association of the Company, there are no pre-emptive rights which require the Company to offer new shares to the existing shareholders in proportion to their shareholdings.

TRANSACTIONS WITH RELATED PARTIES

During the Year, the Group entered into the following transactions with related parties:

(a) Gurantees granted by PTIC and its related companies

Certain of the Group's borrowings are guaranteed by PTIC and its related companies.

(b) Transactions with PTIC and other entities controlled and/ or monitored by PTIC

The Group sold products to PTIC and its related companies amounting to RMB11,594,000 for the Year.

All the Directors of the Company, including the Non-Executive Directors, acknowledged that transactions mentioned in (b) above have been entered into by the Group in the ordinary and usual course of business with normal commercial terms and conditions no less favourable than terms available to third parties.

CONTINGENT LIABILITIES

Details of the contingent liabilities of the Group as at 31 December 2000 are set out in note 30 to the financial statements on page 76 of this annual report.

RETIREMENT SCHEME ARRANGEMENTS

Information on the Company's retirement benefits scheme is set out in notes 6 and 28 to the financial statements on pages 50 and 74 of this annual report respectively.

SIGNIFICANT EVENTS

1. Change of the Company's Name

Pursuant to the spirit underlying the relevant document of PTIC, the holding company of the Company, and upon approval by shareholders at the 1999 Annual General Meeting and upon the issue of the new business licence by the State Administration for Industry and Commerce on 10 November 2000, the name of the Company has changed from "Chengdu Telecommunications Cable Company Limited"（成都電纜股份有限公司） to "Chengdu PTIC Telecommunications Cable Company Limited" （成都普天電纜股份有限公司）.

From 29 December 2000, the Company's shares were traded on the Hong Kong Stock Exchange under the Company's new name. From 10 January 2001, the Company issued new share certificates in pink colour to replace the old share certificates in light green colour with the Company's former name.

The purpose of changing the name of the Company is to establish a new corporate image in accordance with the requirements of PTIC. The nature and scope of business of the Company remain unchanged. The Company published an announcement in the English and Chinese newspapers in Hong Kong on 28 December 2000 for the change of company name.

2. Change in the Board of Directors and Supervisory Committee

As the term of office of the second Board of Directors and Supervisory Committee expired on 30 September 2000, the Company held an extraordinary general meeting on 22 September 2000. Messrs Xu Mingwen, Kuo Aiching, Wang Zhongfu, Bao Yuhong, Zhang Zhongqi, Su Jialing and Qin Yaowu were elected Executive Directors of the third Board of Directors. Mr. Sun Jiayuan and Ms Chen Po Sum were elected Non-Executive Directors of the third Board of Directors.

Messrs Zhang Xiaocheng and Au Minmin were elected supervisors for the third Supervisory Committee being two thirds of the membership. The remaining one-third of the supervisors was elected through the Company's labour representative meeting held on 28 July 2000. The labour representative, Ms Hong Xiurong, was elected Supervisor.

The term of the third Board of Directors and Supervisory Committee is three years commencing from 1 October 2000.

On the same date, the first meeting of the third Board of Directors was held. Mr Xu Mingwen was elected the Chairman and legal representative of the Company. Mr. Kuo Aiching was elected the Vice-Chairman and appointed as the General Manager

of the Company. As nominated by the General Manager, the Board of Directors appointed Messers Luo Shiwen, Qin Yaowu, Fan Xianda, Dai Kan as the Deputy General Managers; Ms Huang Zhili as Financial Controller; Mr. Kuo Aiching and Su Jialing as the authorised representatives of the Company; Ms. Chen Po Sum as the Chairman of the Audit Committee; Mr. Sun Jiayuan as a member of the Audit Committee; Mr. Zhang Shumin and Mr. Stephen Mok as the Company Secretaries.

On the same date, the first meeting of the Supervisory Committee was held. Mr. Zhang Xiaocheng was elected as the Chairman of the Supervisory Committee.

On 29 November 2000, the second meeting of the third Board of Directors was held. The resolution proposed by Mr. Kuo Aiching, the General Manager of the Company of which Mr. Bao Yuhong being appointed as Deputy General Manager of the Company and responsible for assisting the General Manager in corporate management was approved by the Board of Directors.

3. Amendments to the Articles of Association

In view of the change of the Company's name as mentioned in paragraph 1 above and the change of the number of members of the Board of Directors as mentioned in paragraph 2 above, the Board of Directors proposed corresponding amendments to the Articles of Association. The amendments were approved at the 1999 Annual General Meeting and by the Enterprise Reform Department of the State Economic and Trade for the establishement of Commission. The new Articles of Association of the Company came into effect on 17 August 2000.

4. Chengdu CCS Optical Fiber Cable Co., Ltd ("CCS")

The Company and Siemens Aktiengesellschaft of Germany ("Siemens") entered into a joint venture agreement (the "Original JV Agreement") on 14 October 1994 for the establishment of Siemens Optical Fibre Cables Ltd., Chengdu ("SOFC"). In accordance with the Original JV Agreement, the Company and Siemens shall each hold 50% of SOFC.

In accordance with the share transfers agreement entered into between Siemens and Corning International Corporation, a company incorporated in the U.S.A. ("Corning"), the 50% interests of Siemens in SOFC was transferred to Corning. The Company and Corning entered into a joint venture agreement on 28 September 2000 (the "CCS JV Agreement"). This forms the legal basis for the interests of both parties in SOFC. Under the CCS JV Agreement, the Company's equity interests in SOFC will remain the same as prior to the execution of the share transfer agreement. The Company and Corning will each hold 50% equity interests in SOFC and are responsible for any liability and are entitled to enjoy the rights in proportion to their respective equity interests. Both parties also agreed to change the company name of SOFC to CCS.

CCS is primarily engaged in the manufacture, assembly, marketing and sale of various optical fibres and related parts for connecting, branching, distributing and terminal connection of optical fibres. It also provides after sales services.

An announcement was published in English and Chinese newspapers in Hong Kong on 29 September 2000 in rspect of the share transfer agreement and the CCS JV Agreement. On 26 October 2000, SOFC was formally renamed to CCS.

5. Transfer of equity interests in Ningbo Pacific CDC Cable Company Limited ("Ningbo CDC")

At the fourth meeting of the third Board of Directors held on 25 February 2001, the disposal of the Company's 20% equity interests in Ningbo CDC to 亞洲天平洋電線電纜有限公司 of Taiwan ("Asia Pacific") was approved.

Ningbo CDC was a Sino-foreign joint venture company established by Chengdu Cable Plant of the Ministry of Posts and Telecommunications, the predecessor of the Company, Asia Pacific and Asset Operating Holding Company of Chengjiang village, Qin County, Zhejiang Province ("Qin County Company") on 31 December 1993. The joint venture company was principally engaged in the manufacture and sale of plastic telephone cables with a production capacity of 800,000 km. The registered capital of the joint venture company was US$7,700,000 and its total investment amount was US$11,000,000. The Company invested US$1,540,000, representing 20% of the registered capital. Asia Pacific held 70% equity interests. Qin County Company held 10% equity interests. The Company has guaranteed a loan of US$660,000 in respect of the difference between the registered capital and the total investment amount. The term of the joint venture company is 50 years from 31 December 1993.

Due to various reasons, the operating results of the joint venture company had been unsatisfactory since its establishment. It continued to incur losses in recent years and did not have ability to compete in the market. In order to minimise further losses of the Company, the Company decided at the sixteenth meeting of the second Board of Directors held on 28 April 2000 to put the joint venture company into liquidation. In the second half of the Year, the three parties agreed after a series of discussions that the Company transferred its 20% equity interests in Ningbo CDC to Asia Pacific for a consideration of RMB6,000,000 (including the guarantee of loan of US$660,000 and accured interest). As a result, the Company finally withdrew from Ningbo CDC. The share transfer agreement and the resolution of the Board of Directors approving the share transfer were signed by the authorised representatives and directors of the parties respectively on 16 February 2001.

6. ("Bejing Telecommunications Company")

As approved at the fifth meeting of the third Board of Directors held on 16 March 2001, the Company would make an investment in Beijing Telecommunications Company.

Following the reform of the China telecommunications industry and gradual completion of corporate reorganisation, 北京電信器材公司 recently proposed to establish Beijing Telecommunications Company by 北京電信實業公司 as the controlling shareholder and other investors. The Company was invited to invest in that joint venture. The purpose of such arrangement is to establish an integrated and complete network in Beijing for sale and purchase of telecommunications equipment and achieve the networking of business and standardisation of management. The total registered capital of Beijing Telecommunications

Company is proposed to be RMB129,680,000. 北京電信實業公司 will be the controlling shareholder and hold 80% equity interests in the company. Other investors will together hold the remaining 20% equity interests. In order to strengthen and expand the market in Beijing region, the Company intended to invest an amount of RMB3,000,000 in Beijing Telecommunications Company. The term of the company is 5 years from the date of issue of its business licence.

MATERIAL LITIGATION

The Company was not involved in any litigation or arbitration of material importance during the Year apart from what is stated in this annual report.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

The Directors of the Company have complied with the Code of Best Practice as set out in Appendix 14 to the Listing Rules during the Year.

JOINT INTERNATIONAL AUDITORS

The financial statements of the Group prepared in accordance with generally accepted accounting principles in Hong Kong have been audited by Deloitte Touche Tohmatsu and Ho and Ho & Company, the joint international auditors of the Company.

The appointment of Deloitte Touche Tohmatsu and Ho and Ho & Company, as the joint international auditors of the Company will retire and offer themselves for re-appointment.



By order of the Board
Xu Mingwen
Chairman
18 April 2001

Report of the Supervisory Committee

To: Shareholders,

The Supervisory Committee (the "Supervisory Committee") of Chengdu PTIC Telecommunications Cable Company Limited (the "Company") had a re-election during the year from 1 January 2000 to 31 December 2000 (the "Year"). Members of the third Supervisory Committee, namely Mr. Zhang Xiaocheng, Mr. An Minmin and Madam Hong Xiurong were elected. At the first meeting of the third Supervisory Committee, all members elected Mr. Zhang Xiaocheng as the Chairman of the Supervisory Committee unanimously. We, on behalf of the third Supervisory Committee, express our gratitude to members of the second Supervisory Committee, namely Mr. Zeng Daogen, Madam Wang Lin and Madam Liu Shuping for their efforts and contribution to the development of the Company and safeguard of the interests of all shareholders.

During the Year, all members of the Supervisory Committee complied with the provisions contained in legal documents including the Company Law of the PRC ("Company Law"), the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules") and the Articles of Association of the Company and fulfilled their obligation with due diligence. In order to strengthen itself, the Supervisory Committee formulated, considered and passed the "Rules on Proceedings of Meetings for Supervisory Committee of Chengdu PTIC Telecommunications Cable Company Limited". It further clarified the functions and duties of the Supervisory Committee so that the work of the Supervisory Committee can be more standardized and procedural, laying a good foundation for the exercise of its supervision. Sitting in board meetings of the Company, normal administrative meetings of the Company and the meetings at which important investments were decided, members of the Supervisory Committee had an effective supervision over the work of the board of directors of the Company and the operation of the management, and gave its opinions and advice on the resolutions proposed at the meetings. Before the interim and annual results announcements, the financial controller reported the financial situation of the Company to the Supervisory Committee which made serious assessment and analysis on the production and operating results, financial position and corporate administration, and expressed its independent opinion.

According to the Company Law, the Listing Rules and the Articles of Association of the Comapny, the Supervisory Committee expressed its independent opinion as follows:

1. LAWFUL OPERATIONS OF THE COMPANY

The Supervisory Committee is of the opinion that the board of directors performed their duties in due diligence in accordance with relevant laws and regulations. The decision-making procedures were in compliance of the Company Law, the Listing Rules and the Articles of Association of the Company. During the Year, sticking to the principle of management enhancement, the Company further established and perfected its corresponding management rule and regulation system. The Company also made positive efforts for its standardised operation and healthy development, and upgraded its management level.

2. PERFORMANCE OF DIRECTORS, MANAGERS AND OTHER SENIOR MANAGEMENT OF THE COMPANY

The Supervisory Committee considers that the directors, managers and other senior management performed their duties diligently, pragmatically and faithfully. No abuse of rights, infringement of laws, regulations or the Articles of Association of the Company was found. No act detrimental to the interests of the Company, shareholders or staff was found.

3. REPORT OF THE DIRECTORS

The Supervisory Committee had a detailed review of the report of the directors to be submitted for consideration at the annual general meeting for the Year and considered that the report had objectively and thoroughly reflected the various work conducted by the Company in 2000 and was pragmatic and effective. The Supervisory Committee considers the results of the Company for the Year satisfactory and is confident in the development prospect of the Company.

4. FINANCIAL REPORT OF THE COMPANY

After a detailed examination of the information including the financial report and profit distribution plan to be submitted for consideration at the annual general meeting for the Year by the board of directors of the Company, the Supervisory Committee considers that the relevant financial data objectively, truly and comprehensively reflected the financial position, assets position and operating results of the Company. Audit and financial management conformed to the relevant regulations. No inaccurate matters were found. The Supervisory Committee is aware of the bad debts and provision for diminution in value in respect of accounts receivable, other receivables, investment loss and inventories and understood the proposal. At the same time, the Supervisory Committee suggests that the board of directors and the management of the Company adopt positive and efficient measures and handle the relevant matters appropriately so as to reduce loss to the Company. In addition, they are requested to promotly report the progress of the relevant matters to members of the Supervisory Committee. The financial report of the Company was audited by certified public accountants and the auditors' report was given. The Supervisory Committee considers that the auditors' report is objective and fair and agrees to the comment on the financial position of the Company.

5. CONNECTED TRANSACTIONS

The Supervisory Committee considers that the connected transactions of the Company are ordinary and general transactions and are fair and reasonable as far as shareholders are concerned. It is not detrimental to the interests of the Company.

6. LITIGATION

During the Year, the Company was not involved in any litigation or arbitration of material importance apart from what is stated in this annual report.

During the Year, under the energetic support and help from all shareholders together with the joint efforts of its board of directors and all staff, the Company formulated new development strategies. The recent target of development adjustment was preliminarily achieved and the effect was remarkable. It is hoped that the board of directors and the management of the Company will further enhance meticulous organisation and operation to strengthen sales management, recognition and recovery of accounts receivable, corporate, investment and financial cost management and enhance the development of new products in the new year. The Supervisory Committee will also continue to further standardise its work and perform its duties with due diligence pursuant to the Company Law and the Articles of Association of the Company so as to realize the goal of long term development and achieve again a soaring result.

Zhang Xiaocheng
Chairman of the Supervisory Committee

18 April 2001

Report of the Joint International Auditors

TO THE SHAREHOLDERS OF
CHENGDU PTIC TELECOMMUNICATIONS CABLE COMPANY LIMITED
(Formerly known as Chengdu Telecommunications Cable Company Limited)
(Incorporated in the People's Republic of China with limited liability)

We have audited the financial statements on pages 36 to 77 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND JOINT INTERNATIONAL AUDITORS

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2000 and of the loss and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

DELOITTE TOUCHE TOHMATSU
Certified Public Accountants

HO AND HO & COMPANY
Certified Public Accountants

Hong Kong, 18 April 2001

Consolidated Income Statement

(prepared under accounting principles generally accepted in Hong Kong)
For the year ended 31 December 2000

	NOTES	2000 RMB'000	1999 RMB'000 (As restated)
Turnover		524,511	336,851
Cost of sales		(451,600)	(290,376)
Gross profit		72,911	46,475
Other revenue	5	34,443	10,398
Distribution costs		(33,441)	(20,101)
Administrative expenses		(104,655)	(78,699)
Other operating expenses		(6,307)	(1,555)
Provision for other deposit	21	(30,000)	-
Loss from operations	6	(67,049)	(43,482)
Finance costs	8	(11,391)	(11,759)
Investment income	9	4,966	4,366
Share of results of associates		14,906	(36,205)
Loss before taxation		(58,568)	(87,080)
Taxation	10	(10,837)	(14,534)
Loss before minority interests		(69,405)	(101,614)
Minority interests		(8,744)	548
Net loss for the year	11 & 25	(78,149)	(101,066)
Transfer to:	25		
Statutory surplus reserve fund		1,669	243
Statutory public welfare fund		4,769	243
Loss per share	12	(RMB0.20)	(RMB0.25)

Balance Sheets

(prepared under accounting principles generally accepted in Hong Kong)
As at 31 December 2000

		THE GROUP		THE COMPANY	
		2000	1999	**2000**	1999
	NOTES	**RMB'000**	RMB'000 (As restated)	**RMB'000**	RMB'000 (As restated)
Non-Current Assets					
Property, plant and equipment	13	388,644	424,342	250,543	271,280
Construction in progress	14	45,674	42,999	40,889	36,483
Investments in subsidiaries	15	-	-	246,120	244,240
Interests in associates	16	131,610	118,454	118,637	118,431
Investments in securities	17	7,798	7,928	7,798	7,928
Long-term receivables	18	23,770	23,888	16,374	16,444
Deferred value added tax		-	37	-	-
		597,496	617,648	680,361	694,806
Current Assets					
Inventories	19	135,182	154,598	80,238	105,608
Trade receivables	20	198,030	161,273	112,492	97,342
Other receivables, deposits and prepayments		15,901	40,805	7,368	28,497
Investments in securities	17	44,637	30,219	44,637	30,219
Amounts due from subsidiaries		-	-	27,963	26,864
Amounts due from associates	32	10,604	16,350	9,754	15,349
Amounts due from related companies	32	7,811	2,655	7,803	-
Other deposit	21	-	30,000	-	30,000
Pledged bank deposits	31	14,788	2,371	-	-
Bank balances and cash		139,194	169,261	86,696	108,950
		566,147	607,532	376,951	442,829

		THE GROUP		THE COMPANY	
		2000	1999	**2000**	1999
	NOTES	**RMB'000**	RMB'000 (As restated)	**RMB'000**	RMB'000 (As restated)
Current Liabilities					
Trade payables	22	45,695	19,413	20,175	8,969
Other payables and accrued charges		66,601	71,257	17,775	39,191
Temporary receipts		541	13,534	505	5,541
Deposits for staff quarters	14	16,432	12,180	16,432	12,180
Amounts due to subsidiaries		-	-	65,433	57,838

Amounts due to associates	32	5,024	389	3,563	-
Taxation		3,004	18,893	1,358	7,286
Bank borrowings due within one year	23	186,406	168,488	151,406	136,488
		323,703	304,154	276,647	267,493
Net Current Assets		242,444	303,378	100,304	175,336
		839,940	921,026	780,665	870,142
Capital and Reserves					
Share capital	24	400,000	400,000	400,000	400,000
Reserves	25	332,798	413,624	365,327	452,458
		732,798	813,624	765,327	852,458
Minority Interests		91,804	89,718	-	-
Non-Current Liabilities					
Bank borrowings due after one year	23	15,338	17,684	15,338	17,684
		839,940	921,026	780,665	870,142

The financial statements on pages 36 to 77 were approved by the Board of Directors on 18 April 2001 and are signed on its behalf by:

Xu Mingwen
DIRECTOR

Kuo Aiching
DIRECTOR

Consolidated Statement of Recognised Gains and Losses

(prepared under accounting principles generally accepted in Hong Kong)
For the year ended 31 December 2000

	2000 RMB'000	1999 RMB'000 (As restated)
Net loss for the year and total recognised losses for the year	(78,149)	(101,066)
Adjustment on investment cost in a subsidiary	(1,796)	-
Goodwill arising on acquisition of an associate	(881)	-
Goodwill arising from acquisition of additional interests in subsidiaries	-	(9,796)
	(80,826)	(110,862)
Effect of change in accounting policy for deferred staff quarters benefit (note 2)		(39,784)

On consolidation the financial statements of subsidiaries which are denominated in currencies other than RMB are translated at the rates ruling on the balance sheet date. Exchange differences arising from such translation are dealt with in reserves.

4. SEGMENT INFORMATION

The Group's turnover and contribution to results from operations for the year 31 December 2000, analysed by principal activity and geographical market, are as follows:

2000	1999			
	Turnover RMB'000	Contribution to results from operations RMB'000	Turnover RMB'000	Contribution to results from operations RMB'000 (As restated)
By principal activity				
Sales of goods:				
Copper Cables	323,572	2,391	179,538	10,852
Optical fibres	83,474	21,191	26,599	(8,391)
Cable joining sleeves	73,284	27,404	75,110	28,222
Optical fibre cables	2,969	(1,698)	24,793	(5,813)
Others	41,212	(9,818)	30,811	1,504
	524,511	39,470	336,851	26,374
Other revenue		34,443		10,398
Administrative expenses		(104,655)		(78,699)
Other operating expenses		(6,307)		(1,555)
Provision for other deposit		(30,000)		-
Loss from operations		(67,049)		(43,482)

All of the activities of the Group are based in the PRC and all of the Group's turnover and results from operations are derived from the PRC.

5. OTHER REVENUE

	THE GROUP	
	2000	1999
	RMB'000	RMB'000
		(As restated)
Included in other revenue are as follows:		
Interest income	3,744	5,576
Technology transfer fee	2,908	1,656
Management fee	1,242	1,243

6. LOSS FROM OPERATIONS

	THE GROUP	
	2000	1999
	RMB'000	RMB'000
		(As restated)
Loss from operations has been arrived at after charging (crediting):		
Auditors' remuneration	1,216	1,216
Amortisation of deferred value added tax	37	296
Depreciation and amortisation of property, plant and equipment	46,953	46,075
Loss on liquidation of associates	-	720
Provision for other deposit (note 21)	30,000	-
Unrealised loss on unlisted equity securities	130	60
Provision for amounts due from associates	-	
	6,585	
Staff costs (including retirement benefits costs and directors' remuneration (note 7))		
	40,809	35,485
Exchange (gain) loss	(1,541)	(3,173)
Less: Amount capitalised in respect of construction in progress	1,486	3,189
	(55)	16

Interest income is accrued on a time basis by reference to the principal outstanding and at the interest rates applicable.

Technology transfer fee and management fee are recognised when services are provided.

Dividend income from investments is recognised when the Group's rights to receive payment have been established.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs capitalised.

All other borrowing costs are recognised as an expense in the period in which they are incurred.

Taxation

The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. Timing differences arise from the recognition for tax purposes of certain items of income and expense in a different accounting period from that in which they are recognised in the financial statements. The tax effect of timing differences, computed using the liability method, is recognised in the financial statements to the extent that it is probable that a liability or an asset will crystallise in the foreseeable future.

Retirement benefit schemes

The retirement benefit costs charged to the income statement represents the Group's contribution payable in respect of the current year to the retirement funds scheme.

Foreign currencies

The Company and its subsidiaries in the PRC maintain their books and records in Renminbi ("RMB"). Transactions denominated in currencies other than RMB are translated into RMB at the applicable rates of exchange quoted by the People's Bank of China ("PBOC") prevailing at the dates of the transactions. Monetary assets and liabilities denominated in currencies other than RMB are re-translated into RMB at the applicable PBOC rates in effect at the balance sheet date. Profits and losses arising on exchange are dealt with in the income statement.

Foreign currency translation differences relating to borrowed funds, to the extent that they are adjustments to the interest costs of funds used to finance the construction of qualifying assets, are capitalised during the period of construction. Exchange differences arising other than those capitalised in line with the Group's accounting policy are included in the income statement.

7. DIRECTORS' REMUNERATION AND FIVE HIGHEST PAID INDIVIDUALS

(a) Directors' remuneration:

	THE GROUP	
	2000	1999
	RMB'000	RMB'000 (As restated)
Directors' fees		
- executive directors	-	-
- non-executive directors	-	-
Other emoluments		
- basic salaries and allowances		
- executive directors	99	122
- non-executive directors	-	-
- bonus		
- executive directors	13	31
- non-executive directors	-	-
- pension scheme contributions		
- executive directors	3	16
- non-executive directors	-	-
	115	169

The aggregate remuneration of each of the directors (including non-executive directors) of the Group during the years ended 31st December 2000 and 1999 were within the emoluments band ranging from nil to HK$1,000,000.

No director waived any emoluments for the two years ended 31 December 2000 and 1999.

(b) The five highest paid employees

The five highest paid individuals in the Group for the years ended 31 December 2000 and 1999 were all directors of the Company and details of their emoluments are included in note (a) above.

8. FINANCE COSTS

	THE GROUP	
	2000	1999
	RMB'000	RMB'000
		(As restated)
Included in finance costs are as follows:		
Interest on bank borrowings wholly repayable within five years	11,391	11,670
Interest on bank borrowings not wholly repayable within five years	803	883
	12,194	12,553
Less: Amount capitalised in respect of construction in progress	(803)	(883)
	11,391	11,670

Borrowing costs of RMB803,000 (1999: RMB883,000) during the year arose on the Group's borrowings for financing a production line were capitalised in respect of construction in progress.

9. INVESTMENT INCOME

	THE GROUP	
	2000	1999
	RMB'000	RMB'000
		(As restated)
Included in investment income are as follows:		
Interest on listed PRC government bonds	5,100	4,147
Unrealised (loss) gain on listed PRC government bonds	(263)	219

10. TAXATION

	THE GROUP	
	2000	1999
	RMB'000	RMB'000
		(As restated)
The taxation charge comprises:		
PRC income tax		
Provided for the year	8,968	5,903
Underprovision in prior years	-	
	8,621	
Taxation attributable to the Company and subsidiaries	8,968	14,524
Share of taxation of associates		
PRC income tax	1,869	10
	10,837	14,534

Income tax in the PRC has been provided at the prevailing rates on the estimated assessable profit applicable to each individual company within the Group in the PRC.

No provision for Hong Kong Profits Tax has been made in the financial statements as the Group's income neither arises in, nor is derived from, Hong Kong.

The Group and the Company did not have any significant unprovided deferred taxation for the year or at the balance sheet date.

11. NET LOSS FOR THE YEAR

Of the Group's net loss for the year of RMB78,149,000 (1999: RMB101,066,000), a loss of RMB87,131,000 (1999: RMB62,119,000) has been dealt with in the financial statements of the Company.

12. LOSS PER SHARE

The calculation of loss per share is based on the net loss for the year of RMB78,149,000 (1999: RMB101,066,000) and on 400,000,000 shares (1999: 400,000,000 shares) in issue during the year.

The adjustment to the comparative loss per share arising from the change in accounting policy as shown in note 2 above is as follows:

	RMB
Reconciliation of 1999 loss per share	
Reported figures before adjustment	0.26
Adjustment arising from the change in accounting policy of deferred staff quarters benefit (note 2)	(0.01)
As restated	0.25

13. PROPERTY, PLANT AND EQUIPMENT

	Medium-term land use rights RMB'000	Buildings RMB'000	Plant, machinery and equipment RMB'000	Motor vehicles RMB'000	Total RMB'000
THE GROUP					
COST					
At 1 January 2000	94,640	140,772	387,736	12,856	636,004
Additions	-	36	579	154	769
Transfer from construction in progress	-	3,154	7,512	-	10,666
Disposals	-	(722)	(705)	(217)	(1,644)
At 31 December 2000	94,640	143,240	395,122	12,793	645,795
ACCUMULATED DEPRECIATION AND AMORTISATION					
At 1 January 2000	11,101	27,879	166,949	5,733	211,662
Provided for the year	2,196	5,007	38,337	1,413	46,953
Eliminated on disposals	-	(542)	(705)	(217)	(1,464)
At 31 December 2000	13,297	32,344	204,581	6,929	257,151
NET BOOK VALUES					
At 31 December 2000	81,343	110,896	190,541	5,864	388,644
At 31 December 1999	83,539	112,893	220,787	7,123	424,342

Consolidated Cash Flow Statement

(prepared under accounting principles generally accepted in Hong Kong)
As at 31 December 2000

	NOTE	2000 RMB'000	1999 RMB'000
NET CASH INFLOW FROM OPERATING ACTIVITIES	26	32,309	105,931
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE			
Interest paid		(12,194)	(12,553)
Dividends paid to minority shareholders		(6,658)	(637)
Interest received		8,844	11,495
NET CASH OUTFLOW FROM RETURNS ON INVESTMENTS AND SERVICING OF FINANCE		(10,008)	(1,695)
TAXATION			
PRC income tax paid		(24,857)	(5,684)
INVESTING ACTIVITIES			
Purchase of PRC government bonds		(14,681)	(30,000)
Additions to construction in progress		(14,024)	(26,617)
(Increase) decrease in designated bank balances		(5,730)	6,404
Adjustment on investment cost in a subsidiary		(1,796)	-
Additions of investments in associates		(1,000)	(17,134)
Acquisition of property, plant and equipment		(769)	(4,731)
Decrease in bank deposits with maturity more than three months		31,138	15,099
Amounts repaid by long-term receivables		118	16
Proceeds from disposals of property, plant and equipment		-	743
Amounts advanced to associates		-	(9,166)
Proceeds from liquidation of associates		-	3,721
NET CASH OUTFLOW FROM INVESTING ACTIVITIES		(6,744)	(61,665)
NET CASH (OUTFLOW) INFLOW BEFORE FINANCING ACTIVITIES CARRIED FORWARD		(9,300)	36,887

	NOTE	2000 RMB'000	1999 RMB'000
NET CASH (OUTFLOW) INFLOW BEFORE FINANCING ACTIVITIES BROUGHT FORWARD		(9,300)	36,887
FINANCING ACTIVITIES	27		
New bank borrowings raised		323,200	174,800
Repayments of bank borrowings		(292,142)	(243,979)
Contribution from minority shareholders		-	
	18,630		
NET CASH INFLOW (OUTFLOW) FROM FINANCING ACTIVITIES		31,058	(50,549)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		21,758	(13,662)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR		96,052	109,714
CASH AND CASH EQUIVALENTS AT END OF THE YEAR		117,810	96,052
ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS			
Pledged bank deposits		14,788	2,371
Bank balances and cash		139,194	169,261
Less:Bank deposits with maturity more than three months		(26,000)	(57,138)
Designated bank deposits for contribution from staff for development of staff quarters		(10,172)	(4,442)
Bank borrowings with maturity not more than three months		-	(14,000)
		117,810	96,052

Notes to the Financial Statements

(prepared under accounting principles generally accepted in Hong Kong)
For the year ended 31 December 2000

1. GENERAL

The Company was incorporated in the People's Republic of China (the "PRC") with limited liability on 1 October 1994. Its ultimate holding company is China PTIC Information Industry Corporation ("PTIC"), a state-owned entity established in the PRC.

The Company's shares have been listed on The Stock Exchange of Hong Kong Limited ("HKSE") since 13 December 1994.

The Company and its subsidiaries (collectively referred to as the "Group") are principally engaged in the manufacture and sale of various types of telecommunications cables (including different types of copper cables and optical fibre cables), optical fibres, cable joining sleeves, as well as equipment, manufacturing parts and materials for the production of cables.

The Company also acts as an investment holding company. The principal activities of its subsidiaries are set out in note 15.

2. CHANGES IN ACCOUNTING POLICY

The deferred staff quarters benefit represents the shortfall between the cost of quarters previously held by the Group and the proceeds from sale of quarters to staff at preferential prices in accordance with the PRC's housing reform policy. In prior years, the Group's accounting policy was that such costs were deferred and amortised over the estimated average working lives of the staff. In the current year, the directors have re-assessed this accounting policy and determined that it is more appropriate that the expenditure is charged to the income statement in the period in which it is incurred.

This change has been applied retrospectively, resulting in an increase in the Group's accumulated losses as at 1 January 1999 of RMB39,784,000, a decrease in the Group's loss for the year ended 31 December 2000 by RMB22,055,000 (1999: a decrease in the Group's loss by RMB2,115,000), and a decrease in the Group's net assets as at 31 December 2000 by RMB15,614,000 (1999: a decrease in the Group's net assets as at 31 December 1999 by RMB37,669,000).

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention, as modified for the valuation of the investments in securities.

The financial statements have been prepared in accordance with accounting principles generally accepted in Hong Kong ("HKGAAP"). The principal accounting policies adopted are as follows:

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31 December each year.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where the results for the year or the net assets in the financial statements of the PRC subsidiaries, which are prepared under PRC accounting standards, are materially different from that prepared under HKGAAP, adjustments are made to bring the amounts reported by the PRC subsidiaries into line with HKGAAP for the purposes of consolidation.

All significant intercompany transactions and balances between group enterprises are eliminated on consolidation.

Goodwill

Goodwill represents the excess of the purchase consideration over the fair value ascribed to the Group's share of the separable net assets at the date of acquisition of a subsidiary and is eliminated against reserves immediately on acquisition. Negative goodwill, which represents the excess of the fair value ascribed to the Group's share of the separable net assets over the purchase consideration at the date of acquisition of a subsidiary, is credited to reserves.

Any premium or discount arising on the acquisition of interests in associates, representing the excess or shortfall respectively of the purchase consideration over the fair value ascribed to the Group's share of the separable net assets of the associate at the date of acquisition, is dealt with in the same manner as that described above for goodwill.

On the disposal of an investment in a subsidiary or an associate, the attributable amount of goodwill previously eliminated against or credited to reserves is included in the determination of the profit or loss on disposal.

Sbsidiary

A subsidiary is an enterprise in which the Company, directly or indirectly, holds more than half of the issued share capital or controls more than half of the voting power, or where the Company controls the composition of its board of directors or equivalent governing body.

Investments in subsidiaries are included in the Company's balance sheet at cost less any impairment loss. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

Associate

An associate is an enterprise over which the Group is in a position to exercise significant influence, through participation in the financial and operating policy decisions of the investee.

The results, assets and liabilities of associates are incorporated in these financial statements using the equity method of accounting.

When a group enterprise transacts with an associate of the Group, unrealised profits and losses are eliminated to the extent of the Group's interest in the relevant associate, except where unrealised losses provide evidence of an impairment of the asset transferred.

The results of an associate are accounted for by the Company on the basis of dividends received and receivable. In the Company's balance sheet, investment in an associate is stated at cost, as reduced by any decline in value of the associate that is other than temporary.

Property, plant and equipment

Property, plant and equipment, other than construction in progress, is stated at cost less accumulated depreciation and amortisation. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its present working condition and location for its intended use. Expenditure incurred after the asset has been put into operation, such as repairs and maintenance and overhaul costs, is charged to the income statement in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the additional future economic benefits expected to be obtained from the use of the asset, the expenditure is capitalised as an additional cost of the asset.

Land use rights are stated at cost less accumulated amortisation. The value of land use rights is amortised on a straight line basis over the period of the land use rights or the term of the joint venture enterprise to which the land use rights are granted, whichever is the shorter.

No depreciation or amortisation is provided on construction in progress until the asset is completed and put into use.

Depreciation and amortisation are provided to write off the cost of other items of property, plant and equipment over their estimated useful lives and after taking into account their estimated residual values, using the straight line method, at the following rates:

Buildings	2.7% - 6.5%
Plant, machinery and equipment	7.5% - 20%
Motor vehicles	10.8% - 20%

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in the income statement.

Where the recoverable amount of an asset has declined below its carrying amount, the carrying amount is reduced to reflect the decline in value. In determining the recoverable amount of assets, expected future cash flows are not discounted to their present values.

Construction in Progress

Construction in progress represents buildings and machinery under construction or installation and is stated at cost. Cost comprises direct costs of construction, installation and testing, interest expenses attributable to such construction activities and interest expenses in relation to foreign currency translation differences. Upon completion of construction, the relevant costs are transferred to appropriate categories of property, plant and equipment when they are ready for use.

Investments in securities

Investments in securities are recognised on a trade-date basis and are initially measured at cost.

All securities other than held-to-maturity debt securities are measured at fair value at subsequent reporting dates.

Where securities are held for trading purposes, unrealised gains and losses are included in net profit or loss for the period. For other securities, unrealised gains and losses are dealt with in equity, until the security is disposed of or is determined to be impaired, at which time the cumulative gain or loss is included in net profit or loss for the period.

Inventories

Inventories, other than spare parts and consumables, are stated at the lower of cost and net realisable value. Cost comprises direct materials and, where applicable, direct labour costs and those overheads that have been incurred in bringing the inventories to their present location and condition. Cost is calculated on a weighted average basis. Net realisable value represents the estimated selling price in the ordinary course of business less all estimated costs to completion and costs to be incurred in marketing, selling and distribution.

Spare parts and consumables are stated at cost less provision for obsolescence and are charged to the income statement when consumed.

Turnover

Turnover represents the invoiced value of goods sold by the Group to outside customers and is stated net of trade discounts, returns and sales taxes.

Revenue recognition

Sales of goods are recognised when goods are delivered and title has been passed to the customers.

	Medium-term land use rights RMB'000	Buildings RMB'000	Plant, machinery and equipment RMB'000	Motor vehicles RMB'000	Total RMB'000
THE COMPANY					
COST					
At 1 January 2000	88,375	85,683	217,506	5,553	397,117
Additions	-	-	16	154	170
Transfer from construction in progress	-	2,595	3,640	-	6,235
Transfer to a subsidiary	-	-	(580)	(160)	(740)
At 31 December 2000	88,375	88,278	220,582	5,547	402,782
ACCUMULATED DEPRECIATION AND AMORTISATION					
At 1 January 2000	9,249	13,201	100,132	3,255	125,837
Provided for the year	1,758	3,536	21,068	780	27,142
Transfer to a subsidiary	-	-	(580)	(160)	(740)
At 31 December 2000	11,007	16,737	120,620	3,875	152,239
NET BOOK VALUES					
At 31 December 2000	77,368	71,541	99,962	1,672	250,543
At 31 December 1999	79,126	72,482	117,374	2,298	271,280

All the land and buildings of the Group and the Company are situated in the PRC.

14. CONSTRUCTION IN PROGRESS

	THE GROUP RMB'000	THE COMPANY RMB'000
COST		
At 1 January 2000	42,999	36,483
Additions	13,341	12,558
Transfer to property, plant and equipment	(10,666)	(6,235)
Transfer to a subsidiary	-	(1,917)
At 31 December 2000	45,674	40,889

Included in construction in progress of the Group and the Company at the balance sheet date are interest capitalised of RMB3,135,000 (1999: RMB2,332,000).

In 1998, the Company introduced a staff quarters development plan. Employees participating in the plan are required to make an initial contribution which is deposited into a designated bank account to meet development expenditure of the staff quarters. Upon completion, the Company will dispose of the ownership rights of the staff quarters to the employees and all the development expenditure incurred will be recovered from them.

Included in the construction in progress is expenditure of staff quarters development amounted to RMB12,940,000 (1999: RMB10,143,000).

At the balance sheet date, the total amount of deposits received from employees amounted to RMB16,432,000 (1999: RMB12,180,000).

15. INVESTMENTS IN SUBSIDIARIES

	THE COMPANY	
	2000	**1999**
	RMB'000	**RMB'000**
Unlisted investments in the PRC, at cost less provision	246,120	244,240

Details of the Company's subsidiaries as at 31 December 2000, all of which were established and operate in the PRC, are as follows:

Name of subsidiary	Issued and fully paid-up registered share capital	Percentage of issued and fully paid registered share capital directly held by the Company %	Principal activities
Chengdu Cable Plant of the Ministry of Posts and Telecommunications Sales Division	RMB520,000		Retail and wholesale of wires and cables
Chengdu Cable Plant of the Ministry of Posts and Telecommunications Supplies Company	RMB2,200,000		Purchasing agent for raw materials and ancillary materials for cables

Name of subsidiary	Issued and fully paid-up registered share capital	Percentage of issued and fully paid registered share capital directly held the Company %	Principal activities
Chengdu Cable Plant of the Ministry of Posts and Telecommunications Shuangliu Heat Shrinkable Products Sub-Plant	RMB22,520,000	RMB22,520,000	Manufacture and sale of cable joining sleeves
Dongguan CDC Cable Factory Co., Ltd. ("Dongguan CDC")	RMB75,702,000	72	Manufacture and sale of wires, cables and accessories
Chengdu SEI Optical Fiber Co., Ltd.	US$4,200,000	75	Manufacture and sale of optical fibre
Radio Communications Cable Co., Ltd.	US$7,500,000	70	Manufacture and sale of cables, parts and components for wireless telecommunications system networks

None of the subsidiaries had any loan capital outstanding as at the end of the year or at any time during the year.

16. INTERESTS IN ASSOCIATES

	THE GROUP		THE COMPANY	
	2000 RMB'000	1999 RMB'000	2000 RMB'000	1999 RMB'000
Unlisted investments in the PRC, at cost less provisions	-	-	118,637	118,431
Share of net assets	131,610	118,454	-	-
	131,610	118,454	118,637	118,431

Details of the Group's principal associates as at 31 December 2000, all of which were established and operate in the PRC, are as follows:

Name of associates	Percentage of issued and fully paid-up registered share capital directly held by the Company %	Principal activities
Chengdu Cable Plant of the Ministry of Posts and Telecommunications Panjiu Sub-Plant	50	Manufacture and sale of coiling reels for storing and transporting cables
Chengdu Peak Power Sources Co., Ltd.	50	Manufacture and sale of electronic and electrical products

Name of associates	Percentage of issued and fully paid-up registered share capital directly held by the Company %	Principal activities
Manufacture and sale of optical fibre cables Chengdu CCS Optical Fiber Cable Co., Ltd. ("CCS", formerly known as Siemens Optical Fibre Cables Ltd., Chengdu)	50	
Chongqing Shahzad Multi-layer PCB Co., Ltd.	35	Manufacture and sale of multilayer printed circuit board
Chengdu Gaoxin Cable Company Limited	33.14	Manufacture and sale of wires and cables, special cables and other telecommunication products
Chengdu Bada Connector Company Limited	30	Design, processing and manufacture of plugs for electrical connectors, plugs for visual frequency signal apparatus and meter and plugs with wires for calculators
Sichuan Provincial Telecommunications Cable Plant	30.06	Manufacture of telecommunications cables and other professional telecommunications products.

The above table lists associates of the Group which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other associates would, in the opinion of the directors, result in particulars of excessive length.

The following details have been extracted from the audited financial statements of CCS, a principal associate of the Group, which are prepared under PRC accounting standards after adjustments on the HKGAAP as follows:

Operating results for the years ended 31 December 2000 and 1999:

	2000	1999
	RMB'000	RMB'000
Turnover	602,818	409,817
Depreciation and amortisation	33,828	21,377
Profit (loss) from ordinary activities before taxation	26,931	(55,174)
Taxation	669	-
Profit (loss) from ordinary activities after taxation	26,262	(55,174)
Profit (loss) attributable to the Group	13,131	(27,587)
Financial position as at 31 December 2000 and 1999:		
Total non-current assets	195,752	220,035
Total current assets	533,274	654,623
Total liabilities	(531,649)	(703,543)
Shareholders' funds	197,377	171,115
Shareholders' funds attributable to the Group	98,688	85,557

17. INVESTMENTS IN SECURITIES

	THE GROUP AND THE COMPANY	
	2000	1999
	RMB'000	RMB'000
Fair value:		
Long-term securities - unlisted equity securities	7,798	7,928
Short-term securities - listed PRC government bonds	44,637	30,219
	52,435	38,147
Carrying amount analysed for reporting purposes as:		
Non-current Assets	7,798	7,928
Current Assets	44,637	30,219
	52,435	38,147

The listed PRC government bonds represent the market value as at the balance sheet date.

18. LONG-TERM RECEIVABLES

	THE GROUP		THE COMPANY	
	2000	1999	2000	1999
	RMB'000	RMB'000	RMB'000	RMB'000
The amounts represent:				
Amounts due from minority shareholders of Dongguan CDC (note below)	23,770	23,770	16,374	16,374
Others	-	118	-	70
	23,770	23,888	16,374	16,444

Note:

The amounts represent receivables due from minority shareholders of Dongguan CDC, a subsidiary of the Company which are interest free and unsecured.

The minority shareholders had irrevocably authorised Dongguan CDC to apply any future distributions due to them as settlement of the balance outstanding.

The repayment of the amount due to the Company is guaranteed by PTIC, the ultimate holding company of the Company.

19. INVENTORIES

	THE GROUP		THE COMPANY	
	2000	1999	2000	1999
	RMB'000	RMB'000	RMB'000	RMB'000
Raw materials	33,957	34,930	14,493	17,429
Work in progress	22,725	23,729	10,454	16,225
Finished goods	68,114	83,815	46,528	60,831
Spare parts and consumables	10,386	12,124	8,763	11,123
	135,182	154,598	80,238	105,608

Included in the inventories of the Group and the Company at the balance sheet date are amounts stated at net realisable value as follows:

	THE GROUP		THE COMPANY	
	2000	1999	2000	1999
	RMB'000	RMB'000	RMB'000	RMB'000
Raw materials	15,273	7,080	14,493	6,894
Work in progress	-	654	-	654
Finished goods	60,014	36,817	46,528	36,817
	75,287	44,551	61,021	44,365

20. TRADE RECEIVABLES

	THE GROUP	
	2000	1999
	RMB'000	RMB'000
An aging analysis of trade receivables is as follows:		
Within 90 days	63,138	46,114
91 - 180 days	55,213	33,598
181 - 365 days	68,394	28,716
Over 365 days	11,285	52,845
	198,030	161,273

The Group and the Company grant an average credit period of 120 days to its trade customers.

21. OTHER DEPOSIT

	THE GROUP		THE COMPANY	
	2000	1999	2000	1999
	RMB'000	RMB'000	RMB'000	RMB'000
Deposit placed with China Leasing Company Limited ("China Leasing")	30,000	30,000	30,000	30,000
Less: Provision (note 6)	(30,000)	-	(30,000)	-
	-	30,000	-	30,000

The amount represents a time deposit of RMB30,000,000 placed with China Leasing from 4 July 1997 for a term of 1 year at interest rate of 7.47% per annum.

China Leasing was unable to repay the principal of RMB30,000,000. Legal action had been taken against China Leasing and judgement was obtained from the Court in the PRC in December 1999. China Leasing was required to repay the principal and accrued interest. However, China Leasing has not yet repaid the principal and interest to the Group up to the date of this report.

The board of directors considers that the recoverability of the deposit is uncertain and, accordingly, full provision has been made in the financial statements during the year.

22. TRADE PAYABLES

	THE GROUP	
	2000	1999
	RMB'000	RMB'000
An aging analysis of trade payables is as follows:		
Within 90 days	37,004	8,424
91 - 180 days	5,996	6,622
181 - 365 days	1,114	1,492
Over 365 days	1,581	2,875
	45,695	19,413

23. BANK BORROWINGS

	THE GROUP		THE COMPANY	
	2000	1999	2000	1999
	RMB'000	RMB'000	RMB'000	RMB'000
Bank borrowings				
Secured	23,000	3,000	-	-
Unsecured	178,744	183,172	166,744	154,172
	201,744	186,172	166,744	154,172
Bank borrowings repayable:				
Within one year	186,406	168,488	151,406	136,488
More than one year but not exceeding two years	1,006	1,088	1,006	1,088
More than two years but not exceeding five years	3,016	3,264	3,016	3,264
More than five years	11,316	13,332	11,316	13,332
	201,744	186,172	166,744	154,172
Less: Amount due within one year and shown under current liabilities	(186,406)	(168,488)	(151,406)	(136,488)
Amount due after one year	15,338	17,684	15,338	17,684

24. SHARE CAPITAL

	2000 and 1999	
	No. of shares	Amount RMB'000
Registered, issued and fully paid-up capital of RMB1.00 each:		
Stated-owned legal person shares	240,000,000	240,000
Overseas listed foreign invested shares	160,000,000	160,000
	400,000,000	400,000

Pursuant to Article 19 of the Company's Articles of Association, except for the currency in which dividends are paid, all the stated-owned legal person shares and overseas listed foreign invested shares issued by the Company rank pari passu with each other in all respects.

There were no changes in share capital of the Company in either year.

25. RESERVES

	Share premium RMB'000	Capital reserve RMB'000 (note 1 below)	Statutory surplus reserve fund RMB'000	Statutory public welfare fund RMB'000 (note 2 below)	Goodwill reserve RMB'000 (note 3 below)	Accumulated losses RMB'000	Total
THE GROUP							
At 1 January 1999							
As previously reported	303,272	287,391	10,475	10,475	-	(47,343)	564,270
Prior year adjustment (note 2)	-	-	-	-	-	(39,784)	(39,784)
As restated	303,272	287,391	10,475	10,475	-	(87,127)	524,486
Goodwill arising from acquisition of additional interests in subsidiaries	-	-	-	-	(9,796)	-	(9,796)
Transfer	-	-	243	243	-	(486)	-
Net loss for the year	-	-	-	-	-	(101,066)	(101,066)
At 31 December 1999	303,272	287,391	10,718	10,718	(9,796)	(188,679)	413,624
Adjustment on investment cost in a subsidiary	-	-	-	-	(1,796)	-	(1,796)
Goodwill arising on acquisition of an associate	-	-	-	-	(881)	-	(881)
Transfer:							
- the Company and subsidiaries	-	-	195	4,769	-	(4,964)	-
- associates	-	-	1,474	-	-	(1,474)	-
Net loss for the year	-	-	-	-	-	(78,149)	(78,149)
At 31 December 2000	303,272	287,391	12,387	15,487	(12,473)	(273,266)	332,798
Attributable to:							
- the Company and subsidiaries	303,272	287,391	10,913	15,487	(11,592)	(256,908)	348,563
- associates	-	-	1,474	-	(881)	(16,358)	(15,765)
	303,272	287,391	12,387	15,487	(12,473)	(273,266)	332,798

	Share premium RMB'000	Capital reserve RMB'000 (note 1 below)	Statutory surplus reserve fund RMB'000	Statutory public welfare fund RMB'000 (note 2 below)	Accumulated losses RMB'000	Total (note 3 below)
THE COMPANY						
At 1 January 1999						
As previously reported	303,272	287,391	4,540	4,540	(45,382)	554,361
Prior year adjustment (note 2)	-	-	-	-	(39,784)	(39,784)
As restated	303,272	287,391	4,540	4,540	(85,166)	514,577
Transfer	-	-	107	107	(214)	-
Net loss for the year	-	-	-	-	(62,119)	(62,119)
At 31 December 1999	303,272	287,391	4,647	4,647	(147,499)	452,458
Net loss for the year	-	-	-	-	(87,131)	(87,131)
At 31 December 2000	303,272	287,391	4,647	4,647	(234,630)	365,327

In accordance with the Company's Articles of Association, for the purpose of the distribution of profits of the Company, profits available for distribution in relation to a financial year shall be the lesser of the amount calculated according to the PRC accounting standards and the amount calculated according to the HKGAAP. In addition, the profit after taxation is required to be applied in the following order:

(i) to offset accumulated losses brought forward;

(ii) to allocate 10% of the profit after taxation calculated in accordance with PRC accounting standards to the statutory surplus reserve fund;

(iii) to allocate 10% of the profit after taxation calculated in accordance with PRC accounting standards to the statutory public welfare fund;

(iv) to provide discretionary surplus reserve; and

(v) to pay dividends.

The Company has no reserves available for distribution as at 31 December 2000 (1999: nil).

Notes:

(1) Capital reserve

The amount represents the reserve arising on acquisition of the entire business and undertakings pursuant to the reorganisation in 1994. Capital reserve can only be used to increase share capital.

(2) Statutory surplus reserve fund

In accordance with the relevant laws and financial regulations, the Company and its subsidiary companies are required to transfer 10% of the profit after taxation prepared in accordance with PRC regulations to the statutory surplus reserve fund every year until the balance reaches 50% of the paid up share capital. Such reserve can be used to reduce any losses incurred and to increase the share capital. Except for the reduction of losses incurred, any other usage should not result in this reserve balance falling below 25% of the registered capital.

(3) Statutory public welfare fund

In accordance with the relevant laws and regulations, the Company and its subsidiaries are required to transfer between 5% to 10% of their profits after taxation prepared in accordance with PRC regulations to the statutory public welfare fund every year. The use of this fund is restricted to capital expenditure on staff collective welfare facilities and such facilities are owned by the Company and subsidiaries. The statutory public welfare fund is not available for distribution to shareholders (except in liquidation). Once the capital expenditure on staff welfare facilities has been made, an equivalent amount must be transferred from the statutory public welfare fund to the discretionary surplus reserve account.

26. RECONCILIATION OF LOSS BEFORE TAXATION TO NET CASH INFLOW FROM OPERATING ACTIVITIES

	2000 RMB'000	1999 RMB'000 (As restated)
Loss before taxation	(58,568)	(87,080)
Share of results of associates	(14,906)	36,205
Interest expenses	11,391	11,670
Interest income	(8,844)	(9,723)
Depreciation and amortisation of property, plant and equipment	46,953	46,075
Amortisation of deferred value added tax	37	296
Construction in progress written off	-	
	111	
Provision for other deposit	30,000	-
Unrealised loss on unlisted equity securities	130	60
Loss on disposal of property, plant and equipment	180	37
Loss on liquidation of associates	-	720
Unrealised loss (gain) on listed PRC government bonds	263	(219)
Decrease in inventories	19,416	62,046
(Increase) decrease in trade receivables, other receivables, deposits and prepayments	(11,853)	38,917
Decrease in amounts due from associates	5,746	2,009
Increase in amounts due from related companies	(5,156)	(2,280)
Increase in trade payables, other payable and accrued charges, temporary receipts and deposits for staff quarters	12,885	11,154
Increase (decrease) in amounts due to associates	4,635	(2,422)
Decrease in amounts due to related companies	-	(141)
Decrease in amount due to ultimate holding company	-	(1,504)
Net cash inflow from operating activities	32,309	105,931

27. ANALYSIS OF CHANGES IN FINANCING DURING THE YEAR

	Bank borrowings RMB'000	Minority interests RMB'000
At 1 January 1999	244,540	108,837
New borrowings raised	174,800	-
Repayments	(243,979)	-
Exchange difference	(3,189)	-
Acquisition of additional interest in a subsidiary	-	(36,564)
Dividends paid to minority shareholders	-	(637)
Results attributable to minority shareholders	-	(548)
Capital contribution from minority shareholders	-	18,630
At 31 December 1999	172,172	89,718
New borrowings raised	323,200	-
Repayments	(292,142)	-
Exchange difference	(1,486)	-
Results attributable to minority shareholders	-	8,744
Dividends paid to minority shareholders	-	(6,658)
At 31 December 2000	201,744	91,804

28. RETIREMENT BENEFIT SCHEME ARRANGEMENTS

The Company participates in a retirement benefit scheme previously operated by the Ministry of Posts and Telecommunications ("MPT"). The Company only has the obligation to make an annual contribution to MPT, which is the supervisory body and is responsible for the retirement benefit scheme and all other relevant business. Presently, the retirement benefits fund is managed by the Sichuan Administration Bureau of Social Insurance. During the year ended 31 December 2000, total contribution made by the Company to MTP was RMB7,014,000 (1999: RMB6,338,000).

Furthermore, according to the instruction formerly given by MPT, the Company also maintains its own defined contribution scheme to which the Company and each employee contribute an amount in the range of RMB5 to RMB40 per employee per month depending on the relevant employee's period of service. The funds received are maintained separately. During the year ended 31 December 2000, the total contribution made by the Company was RMB632,000 (1999: RMB676,000). Upon retirement, employees will receive a lump sum payment based on the contributions made by the individual employee and the Company plus interest.

29. CAPITAL COMMITMENTS

At the balance sheet date, the Group and the Company had the following capital commitments:

	THE GROUP		THE COMPANY	
	2000	1999	2000	1999
	RMB'000	RMB'000	RMB'000	RMB'000
Contracted but not provided for:				
Development of staff quarters	4,180	641	4,180	641
Acquisition of machinery and equipment	797	16,835	458	16,351
Capital Contribution to associates	500	-	500	-
	5,477	17,476	5,138	16,992
Authorised but not contracted for:				
Acquisition of machinery and equipment	13,808	2,563	12,658	2,563
Capital contribution to associates	2,000	-	2,000	-
Development of staff quarters	-	1,463	-	1,463
	15,808	4,026	14,658	4,026
	21,285	21,502	19,796	21,018

30. CONTINGENT LIABILITIES

At the balance sheet date, the Group and the Company had the following contingent liabilities not yet provided for in the accounts in respect of:

	THE GROUP		THE COMPANY	
	2000	1999	2000	1999
	RMB'000	RMB'000	RMB'000	RMB'000
Guarantees in respect of banking facilities granted to:				
Subsidiaries	-	-	12,000	19,000
Associates (note 1 below)	230,300	180,300	230,300	180,300
Other company (note 2 below)	20,000	20,000	20,000	20,000
	250,300	200,300	262,300	219,300

Notes:

1. The amounts of guarantee utilised by these associates were RMB110,300,000 (1999: RMB180,300,000).

2. These companies are also providing cross-guarantee for banking facilities amounting to RMB30,000,000 (1999: RMB30,000,000) granted to the Company.

31. PLEDGE OF ASSETS

At the balance sheet date, the Group had bank deposits and land use rights with an aggregate amount of RMB 17,799,000 (1999: RMB 2,371,000) was pledged to banks as security for general banking facilities granted to the Group amounting to RMB 23,000,000 (1999: RMB 3,000,000).

32. RELATED PARTY TRANSACTIONS AND BALANCES

During the year, the Group and the Company entered into the following transactions and balances with related parties:

	THE GROUP								THE COMPANY			
	Trade sales		Trade purchases		Amounts due from related companies		Amounts due to related companies		Amounts due from related companies		Amount due to related companies	
	2000	1999	2000	1999	2000	1999	2000	1999	2000	1999	2000	1999
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
	11,594	7,596	-	-	7,811	2,655	-	-	7,803	-	-	-
Associates	18,574	13,957	9,512	5,191	10,604	16,350	5,024	389	9,754	15,349	3,563	-

Other than the above, the Group received from the associates technology transfer fee and management fee amounting to RMB2,908,000 (1999: RMB1,656,000) and RMB1,242,000 (1999: RMB1,243,000).

In the opinion of the directors, the above transactions were carried out at estimated fair market price or, where no market price was available, at cost plus a percentage profit mark-up.

PTIC and its related companies are also providing guarantees for banking facilities amounting to RMB166,744,000 (1999: RMB154,172,000) granted to the Group and the Company.

Balances with subsidiaries, associates and related companies are unsecured, interest free and have no fixed terms of repayment. Details of the balances are set out in the balance sheets of the Group and the Company.

Corporate Information

REGISTERED NAME OF THE COMPANY
Chengdu PTIC Telecommunications Cable Company Limited

ENGLISH NAME OF THE COMPANY
Chengdu PTIC Telecommunications Cable Company Limited

REGISTERED ADDRESS OF THE COMPANY
Hi-Tech Development Zone
Wai Nan Shen Xian Shu
Chengdu, Sichuan Province
The People's Republic of China
Tel : (028) 5189711
Fax : (028) 5129477
Post Code : 610042

PLACE OF BUSINESS IN HONG KONG
35th Floor, Cheung Kong Center,
2 Queen's Road Central,
Hong Kong

LEGAL REPRESENTATIVE
Xu Mingwen

AUTHORISED REPRESENTATIVES
Kuo Aiching
Su Jialing

BUSINESS REGISTRATION NUMBER
企合川蓉總字第 1972 號

TAXATION REGISTRATION NUMBER
51010920193968x

PLACE OF LISTING
The Stock Exchange of Hong Kong Limited
Share Code : 1202

EXECUTIVE DIRECTOR
Xu Mingwen
Kuo Aiching
Wang Zhongfu
Bao Yuhong
Zhang Zhongqi
Su Jialing
Qin Yaowu

NON- EXECUTIVE DIRECTORS
Chen Po Sum
Sun Jiayuan

SUPERVISORS
Zhang Xiaocheng
An Minmin
Hong Xiurong

JOINT COMPANY SECRETARIES
Zhang Shumin
Stephen Mok

AUDITORS
International
Deloitte Touche Tohmatsu
26th Floor, Wing On Centre,
111 Connaught Road Central, Hong Kong

HO AND HO & COMPANY
Room 304, 3rd Floor, Arion Commercial Centre,
2-12 Queen's Road West, Hong Kong

PRC
Sichuan Huaxin (Group) CPA Firm
Certified Public Accountants
No. 5 Xi Mum Qiao Street,
Chengdu 610041, Sichuan Province,
The People's Republic of China

SOLICITORS
PRC
Hui Gao Law Firm
5th Floor, Xin Shun Cheng Building
No. 80 Zhengfu Street,
Chengdu 610017, Sichuan Province,
The People's Republic of China

Hong Kong
Simmons & Simmons
35th Floor, Cheung Kong Center,
2 Queen's Road Central,
Hong Kong

PRINCIPAL BANKERS

PRC

Industrial and Commercial Bank of China
Hi-Tech Development Zone Branch
Hi-Tech Development Zone
Wai Nan Shen Xian Zhu
Chengdu, Sichuan Province
The People's Republic of China

Industrial and Commercial Bank of China
Humen Branch
No. 24 Zhi Xin Road
Humen
Dongguan, Guangdong Province
The People's Republic of China

People's Construction Bank of China
2nd Sub-Branch, Chengdu Branch
No. 2 Tong Zi Street
Chengdu, Sichuan Province
The People's Republic of China

H Share Registrar And Transfer Office
HKSCC Registrars Limited
2nd Floor, Vicwood Plaza
199 Des Voeux Road, Central, Hong Kong

Corporate Information Available At
Office of the Board of Director
Chengdu PTIC Telecommunications Cable Company Limited
Hi-Tech Development Zone
Wai Nan Shen Xian Shu
Chengdu, Sichuan Province
The People's Republic of China

Simmons & Simmons
35th Floor, Cheung Kong Center,
2 Queen's Road Central
Hong Kong

Time Open For Shareholders Reception
On 8th and 18th every month (or the following day in case of holiday in the PRC)

FROM	9:00 am to 12:00 pm
	2:00 pm to 5:00 pm
Tel :	(028) 516 3556
Fax :	(028) 5129477